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As filed with the Securities and Exchange Commission on June 30, 2000.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

Micro Component Technology, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	3825	41-0985960
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification Number)

2340 West County Road C
St. Paul, Minnesota 55113-2520
(651) 697-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Roger E. Gower, President
Micro Component Technology, Inc. 2340 West County Road C
St. Paul, Minnesota 55113-2520
(651) 697-4000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

James C. Diracles, Esq.	Douglas P. Long, Esq.
Best & Flanagan LLP	Faegre & Benson LLP
4000 U.S. Bank Place	2200 Norwest Center
601 Second Avenue South	90 South Seventh Street
Minneapolis, MN 55402	Minneapolis, MN 55402
(612) 349-5642	(612) 336-3000

Approximate date of commencement of proposed sale to the public:
As soon as practical after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $.01 par value	3,450,000	$8.9375	$30,834,375	$8,140.28

(1)
Includes up to 450,000 shares of common stock that the underwriters have an option to purchase pursuant to a 30-day over-allotment option.
(2)
Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based on the average of the high and low prices of the common stock of $8.9375 as reported on the Nasdaq National Market on June 27, 2000.

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2000

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

3,000,000 Shares

Micro Component Technology, Inc.

Common Stock

    We are offering 3,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol MCTI. On June 28, 2000, the last reported sale price for the Company's common stock on the Nasdaq National Market was $9.06 per share.

    Investing in the common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to MCT	$	$

    MCT has granted the underwriters the right to purchase up to an additional 290,000 shares of our common stock to cover over-allotments, and the selling stockholders have granted the underwriters the right to purchase up to an additional 160,000 shares of common stock to cover over-allotments.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

A.G. Edwards & Sons, Inc.

R.J. Steichen & Co.

The date of this prospectus is             , 2000

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different than that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell and seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

    Our trademarks used in this prospectus are: MCT, Infinity Systems, Aseco, Tapestry, Smart Solutions, SmartMark, SmartSort, SmartTrak, Isocut, Workstation 2000, MCT 2000, MCT 3120, MCT 5115, MCT 5100, MCT 7632, S-170, S-130, MCT 4610, S-200, AV-1000, AI-1000, AL-1000 and AS-1000. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information and consolidated financial statements, and the notes to the financial statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in those forward-looking statements as a result of the factors described under the heading "Risk Factors" and elsewhere in this prospectus. All references to "we," "us," "our," "MCT" or "the company" in this prospectus refer to Micro Component Technology, Inc.

Our Business

    We offer a complete and comprehensive automation solution for testing, marking, inspecting, singulating and sorting semiconductor devices in the back-end, or post-wafer fabrication portion, of the semiconductor manufacturing process. We believe that our solutions significantly improve our customers' productivity, yield and throughput. Our solutions include our series of integrated Smart Solutions, automated test handlers, factory automation software and integration services. Our customers include many leading semiconductor companies such as AMD, Analog Devices, National Semiconductor and Lucent Technologies and many of the leading back-end test and assembly companies including Amkor and ST Microelectronics.

    While the front-end, or wafer fabrication portion, of the semiconductor manufacturing process has achieved dramatic improvements through factory and tool automation, back-end manufacturing facilities are more likely to employ a variety of stand-alone production tools from different manufacturers, with little regard for process flexibility, integration and communication. As a result, the back-end has become a significant contributor to device cost and a bottleneck to throughput. Additionally, as semiconductor devices have become smaller and more complex, and wafer sizes have increased, existing back-end tool technology has not advanced in parallel with the devices being processed. As a result, manufacturers are seeking more flexible, automated solutions for the entire back-end which are able to collect and analyze process data to further increase their yields.

    We believe that processing strips of devices, rather than individual devices, known as singulation processing, will enable semiconductor manufacturers to address their needs for greater throughput and data collection in the back-end. A strip is a small rectangular platform, normally two to three inches in width and five to seven inches in length, containing large numbers of the same device that can be processed as a group. Historically, device manufacturers believed that the act of singulation, or cutting the devices, could result in damage or contamination which would invalidate prior test results. This perception is changing and manufacturers are beginning to accept the testing of devices while in strip format.

    In 1999, we expanded our business focus from manufacturing test handlers to providing comprehensive automation solutions for the back-end of the semiconductor manufacturing process. In February 1999, we introduced our automated Tapestry strip handler, which combines strip handling capability with robotics, machine vision technology and critical software. Our Tapestry handler enables the testing and tracking of semiconductor devices in strip form and facilitates the generation of critical process data. In June 1999, we acquired Infinity Systems, a factory automation software division of Fico BV. Infinity has been integral to the development of our integrated Smart Solutions product line, introduced in May 2000. This product line provides complete automation of the test, laser mark, mark inspect, singulation, sort, and tape-and-reel processes.

    Our objective is to be the leading supplier for the newly developing market of automated solutions for back-end semiconductor manufacturing. Key elements of our strategy include:

  •
  Providing more comprehensive automated solutions;

  •
  Capitalizing on emerging chip scale packaging, or CSP, process development;

  •
  Strengthening key customer relationships;

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  Leveraging our strong sales and service capability; and

  •
  Continuing to develop and support existing singulated test handling solutions and products.

    Our principal executive offices are located at 2340 West County Road C, St. Paul, Minnesota 55113-2520 and our telephone number is (651) 697-4000. Our principal manufacturing locations are in St. Paul, Minnesota and Marlborough, Massachusetts. We are a Minnesota corporation and were organized in 1972. Our corporate web site is www.mct.com. The information on our web site is not part of this prospectus.

The Offering

    Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Common stock offered	3,000,000 shares
Common stock outstanding after the offering	14,096,534 shares
Use of proceeds	For working capital and general corporate purposes, including repayment of bank debt, and for potential acquisition of complementary products, technologies, and businesses.
Nasdaq National Market symbol	MCTI

    The information above is based on 11,096,534 shares outstanding as of June 28, 2000 and excludes outstanding options to purchase 1,932,929 shares of common stock exercisable at a weighted-average exercise price per share of $3.07 and 985,616 shares of common stock reserved for future issuance under our stock plans.

Summary Consolidated Financial Data

    We derived the summary consolidated financial information below for each of the three fiscal years ended June 26, 1999 and the six-month transition period ended December 31, 1999 from our audited financial statements included elsewhere in the prospectus. We derived the summary consolidated financial information below for the six months ended December 26, 1998 and each of the three months ended March 27, 1999 and April 1, 2000 from our unaudited financial statements.

    Our last fiscal year ended on June 26, 1999. On April 11, 2000, we changed our fiscal year to December 31, effective December 31, 1999, resulting in a six-month transition period. The first quarter of 2000 ended on April 1, 2000.

    On January 31, 2000, we completed our acquisition of Aseco Corporation, a manufacturer of handling equipment. The acquisition was structured as a stock-for-stock merger and was accounted for using the purchase method of accounting. The purchase price totaled $24.0 million, consisting of 2.9 million shares of our common stock valued at $22.5 million issued to former Aseco shareholders and $1.5 million of acquisition-related costs. The operating results of Aseco are included in our historical amounts beginning January 31, 2000.

    The fiscal year ended June 27, 1998 includes charges totaling $2.3 million, comprised of a $2.0 million provision for excess and obsolete inventory, and $0.3 million related primarily to cost reduction actions and operational adjustments related to the depressed semiconductor capital equipment market.

    The as adjusted information reflects the receipt of the net proceeds from the sale of 3,000,000 shares of our common stock, based upon an assumed public offering price of $9.06 per share, after deducting the estimated underwriting discounts and estimated offering expenses.

	Fiscal Years Ended			Six Months Ended		Three Months Ended
	June 28, 1997	June 27, 1998	June 26, 1999	Dec. 26, 1998	Dec. 31, 1999	March 27, 1999	April 1, 2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$16,129	$16,975	$15,171	$6,688	$11,356	$4,028	$12,161
Gross profit	9,219	7,380	7,632	3,182	5,904	1,996	5,912
Selling, general and administrative expense	7,121	7,871	6,279	3,152	4,296	1,417	3,486
Research and development expense	3,934	3,711	2,800	1,432	1,496	708	1,870
Amortization of intangible assets	—	—	—	—	10	—	784
Income (loss) from operations	(1,836)	(4,202)	(1,447)	(1,402)	102	(129)	(228)
Net income (loss)	$(1,563)	$(3,879)	$(1,466)	$(1,395)	$121	$(125)	$(266)

Net income (loss) per share:
Basic	$(0.22)	$(0.54)	$(0.20)	$(0.19)	$0.02	$(0.02)	$(0.03)

Diluted	$(0.22)	$(0.54)	$(0.20)	$(0.19)	$0.01	$(0.02)	$(0.03)

Shares used to compute net income (loss) per share:
Basic	7,030	7,248	7,396	7,394	7,474	7,394	9,905
Diluted	7,030	7,248	7,396	7,394	8,144	7,394	9,905
	April 1, 2000
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,640	$
Working capital	10,638
Total assets	43,556
Long-term debt	58
Stockholders' equity	30,982

Summary Pro Forma Combined Condensed Financial Data

    The summary financial information below reflects financial information of MCT on a pro forma basis taking into account our acquisition of Aseco. The information is based on adjustments to the historical financial statements of MCT and Aseco to give effect to the merger using the purchase method of accounting for business combinations. We have derived this information from the Unaudited Pro Forma Combined Condensed Financial Statements appearing elsewhere in this prospectus.

	Fiscal Year Ended June 26, 1999	Six Months Ended Dec. 31, 1999	Three Months Ended April 1, 2000
	(in thousands, except per share data)
Net sales	$32,476	$22,564	$12,516
Gross profit	8,328	10,596	5,907
Selling, general and administrative expense	14,296	8,198	4,600
Research and development expense	7,300	3,254	2,400
Amortization of intangible assets	4,966	2,348	1,174
Income (loss) from operations	(19,534)	(3,204)	(2,267)
Net income (loss)	$(19,247)	$(3,266)	$(2,371)

Net income (loss) per share—basic and diluted	$(1.86)	$(0.31)	$(0.22)

Shares used to compute net income (loss) per share—basic and diluted	10,326	10,404	10,882

RISK FACTORS

    Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

The success of our new products depends upon customer acceptance of both the testing of semiconductor devices in strip form and the automation of the back-end of the semiconductor manufacturing process.

    Several of our new products, including our Tapestry strip handler and other Smart Solutions products, are used to test and process semiconductor devices in strip form. Assembly of semiconductor devices in strip form is the standard industry practice. However, we cannot assure you that testing of semiconductor devices in strip form will become widely accepted by the industry. Until recently, most semiconductor manufacturers believed it was necessary to test semiconductors after they were cut from the strips because they believed the act of cutting the strips containing the semiconductor devices, referred to as singulation, could result in damage or contamination to the semiconductor devices and, as a consequence, make the prior test results unreliable.

    We introduced our Tapestry handler in February 1999. The Tapestry handler represented less than 10% of our net sales during the six months ended December 31, 1999 and the three months ended April 1, 2000. In May 2000, we introduced other Smart Solutions products which provide additional process capability for handling and testing semiconductor devices in strip form. Our new products are attractive to customers only if the customers can see the value of automating the test and assembly portions of their semiconductor manufacturing operations. Although semiconductor manufacturers have automated the wafer fabrication portion of their operation, or the front-end of the semiconductor manufacturing process, very few semiconductor manufacturers have invested a significant amount of capital to automate the test and assembly portions of their operations. We are introducing new products for technologies which may not be accepted on a wide-scale basis by the industry. If either the testing of semiconductor devices in strip form or wide-scale automation of the back-end is not accepted by the industry, our net sales likely will suffer.

We have recently begun to offer automation solutions and, unless we effectively market our company as a provider of automation solutions, our expected financial results will suffer.

    We are beginning to offer automation solutions and software development services. These solutions and services require different marketing techniques and involve a more extensive decision-making process by customers than for our traditional handler products. We need to successfully market our automation products using different sales methods than we have previously used.

    We acquired an automation software business in June 1999 and introduced our first suite of products to provide an automation solution for the testing portion of semiconductor manufacturing in May 2000. The sales from these operations make up only a minor portion of our current revenue. Our future success is dependent upon being able to successfully market our automation products. If we are not successful in effectively marketing ourselves as an automation solutions provider to the semiconductor industry, our results of operations and financial condition will suffer.

We invest heavily in research and development efforts and our financial results depend upon the success of these efforts.

    We have spent, and expect to continue to spend, a significant amount of time and resources developing new products and refining existing products and systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of new systems.

    Our ability to introduce and market new products successfully is subject to a wide variety of challenges during this development cycle, such as design defects, that could delay introduction of these systems. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales needed to recoup our research and development expenditures.

We may not realize the expected benefits of our merger with Aseco, which would increase our costs and reduce our net income.

    We acquired Aseco in January 2000 with the expectation of achieving certain benefits in the combined company. During its last three fiscal years prior to the merger, Aseco incurred net losses totaling $19.5 million. If we are not able to integrate our technologies, operations and personnel in a timely and efficient manner and reduce redundant costs, we may not realize the benefits of the merger. This would lead to increased costs and reduced net income. Difficulties involved in integrating the companies include:

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  distracting management and key personnel from our business;

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  maintaining existing customer relationships;

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  potential incompatibility of business cultures; and

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  an inability to retain and integrate key management, technical, sales and customer support personnel.

Downturns in semiconductor industry business cycles could have a negative impact on our operating results.

    Our business depends heavily upon capital expenditures by semiconductor manufacturers. The semiconductor industry is highly cyclical, with periods of capacity shortage and periods of excess capacity. In periods of excess capacity, the industry sharply cuts purchases of capital equipment, such as our products. Thus, a semiconductor industry downturn or slowdown substantially reduces our revenues and operating results and could hurt our financial condition.

Our operating results often have large changes from period to period which may result in a decrease in our stock price.

    Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or operating results or lead to significant variability in our operating results. A variety of factors could cause this variability, including the following:

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  the cyclical nature of the semiconductor industry;

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  delays in, or cancellation of, significant system purchases by customers;

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  delays in the development, introduction and production of our products;

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  changes in the mix of our products and their gross margins;

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  new product introductions by competitors and competitive pricing pressures;

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  the time required for us to adjust our operating expenses to respond to changes in sales;

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  the timing of any future acquisitions and their effect on our financial results;

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  component shortages resulting in manufacturing delays; and

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  pressure by customers to reduce prices, shorten delivery times and extend payment terms.

    We cannot predict the impact of these and other factors on our sales or operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below expectations of security analysts or investors in some future periods. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

Our stock price is volatile and it may drop unexpectedly.

    Stock prices of companies in the semiconductor equipment industry, including ours, can swing dramatically with little relationship to operating performance. Factors which could cause our stock price to change include:

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  changes in the market's view of the semiconductor industry in general;

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  changes in our quarterly operating results for the reasons set out in the previous risk factor or for other reasons;

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  changes in our reported financial results based on accounting pronouncements, such as Staff Accounting Bulletin No. 101-Revenue Recognition in Financial Statements or similar pronouncements;

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  changes in research analysts' expectations for us or our industry or our failure to meet research analysts' estimates;

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  changes in the general economic conditions or developments in the semiconductor industry which affect investor confidence; and

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  announcements by us or our competitors of technological innovations or new or enhanced products.

    Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

We depend upon a few customers for the majority of our revenues and a reduction in their orders could adversely affect us.

    Historically, a significant portion of our net sales in each period have been derived from sales to relatively few customers, and we expect this trend to continue. For the six months ended December 31, 1999, the aggregate sales to our ten largest customers accounted for approximately 66% of our total net sales and approximately 53% of our total net sales for three months ended April 1, 2000. Our largest customers have changed from year to year as new customers have adopted our latest products and some customers have completed expansion of their semiconductor testing capacity or decided to purchase from one of our competitors. If one or more of our key customers were to purchase significantly fewer products, or if a large order were delayed or cancelled, our net sales would significantly decline.

Our operating results would be harmed if one of our key suppliers fails to deliver components for our products.

    We currently procure many of our components on an as needed, purchase order basis. We do not carry significant inventories or have any long-term supply contracts with our vendors. With the recent increased demand for semiconductor manufacturing equipment, our suppliers are facing significant challenges in providing components on a timely basis. Our inability to obtain components in required quantities or of acceptable quality could result in significant delays or reductions in product shipments. This could damage our relationships with our customers and adversely affect our operating results.

We are growing and may be unable to manage our growth effectively.

    We have been experiencing a period of growth and expansion, especially due to our recent acquisition of Aseco Corporation and introduction of new products. This growth and expansion is placing significant demands on our management, manufacturing facilities, engineering resources and operating systems. In addition, to support possible future growth, we will need to continue to attract and retain additional management, research and development and manufacturing personnel.

    To manage our growth, we may also need to spend significant amounts of cash to provide working capital to fund increases in expenses and otherwise respond to unanticipated developments or competitive pressures. If we do not have enough cash on hand, cash generated from our operations or cash available under our credit facilities to meet these cash requirements, we will need to seek alternative sources of financing to carry out our growth and operating strategies. We may not be able to raise needed cash on terms acceptable to us, or at all. Financing may be on terms that are potentially dilutive. If alternative sources of financing are required but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent funding is available.

If a semiconductor manufacturer is using equipment from a competitor, we may be unable to sell our products to that potential customer, and our sales and market share could suffer as a result.

    We believe that once a semiconductor manufacturer has selected one vendor's capital equipment for a production line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor's equipment, for the life of the application. Once a vendor's equipment has been installed in a production line, a semiconductor device manufacturer must often make substantial technical modifications and may experience production line down time to switch to another vendor's equipment. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer's expense of switching to our systems, it will be difficult for us to achieve significant sales to a customer once it has selected another vendor's capital equipment for an application.

Future acquisitions or investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our business.

    We anticipate that we may accomplish a portion of any future growth by acquiring complementary products, technologies and businesses. The success of any acquisitions will depend upon, among other things, our ability to integrate acquired personnel, operations, products and technologies into our organization, to retain and motivate key personnel of acquired businesses and to retain customers of the acquired operations. We cannot assure you that we will be able to identify suitable acquisition opportunities, obtain necessary financing on acceptable terms or integrate acquired personnel and operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and materially and adversely affect our results of operations. Any future acquisitions would involve certain other risks, including the assumption of additional liabilities. Furthermore, we may issue stock or incur debt to pay for any future acquisitions. If we issue stock, your percentage ownership of our company would be reduced.

The loss of any of our key personnel could harm our business.

    Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, who would be extremely difficult to replace, could harm our business and operating results. We do not have key person life insurance on any of our executives. Competition for management in our industry is intense, and we may not be successful in retaining key management personnel.

Our markets are very competitive and demand for our products may decrease if additional competitors enter our markets.

    The semiconductor device test and assembly equipment industry is highly competitive, and the market for our automation products and services is expected to become more competitive. The only company currently offering a strip handling solution comparable to our Tapestry product is Fico BV, whose product was introduced in approximately 1995. Fico's product line currently is used only for leaded semiconductor devices. However, we expect other companies will offer automation systems for the back-end when strip testing technology becomes more accepted. Some of these potential competitors have substantial financial resources and extensive engineering, manufacturing, software development and marketing capacities. Additionally, such competition could result in a decrease in demand for both our traditional handler products and our automation solutions.

    The market for our handlers is highly competitive throughout the world, primarily from manufacturers in the United States and Japan. Our primary competitors in the traditional handler market are Advantest Corporation, Aetrium Incorporated, Cohu, Inc., Kuwano Electric Instruments Co., Ltd., Multitest Electronics Systems GmbH, Rasco AG and Tesec Corporation. Many of these competitors are considerably larger and have considerably greater financial resources than we do which may allow them to develop superior or lower priced products.

Our dependence upon international sales involves significant risk.

    Our international sales accounted for approximately 58% of our net sales in fiscal 1997, 53% of our net sales in fiscal 1998, 65% of our net sales in fiscal 1999 and 69% of our net sales in the six months ended December 31, 1999. We anticipate that international sales will continue to account for a significant percentage of our revenues. As a result, a major portion of our revenues and operating results is subject to the risks associated with international sales. Our international sales may be hurt by many factors, including:

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  changes in policy or applicable U.S. or foreign laws which result in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

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  political and economic instability in our target international markets;

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  difficulties of staffing and managing our international operations or representatives;

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  changes in foreign currency exchange rates, which could make our products more expensive as stated in local currency, since our foreign sales are typically made in U.S. dollars;

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  shipping delays;

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  less favorable foreign intellectual property laws, which make it harder to protect our technology from appropriation by competitors;

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  longer payment cycles common in foreign markets;

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  difficulties collecting our accounts receivable because of the distance and different legal rules; and

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  potential additional U.S. and foreign taxes which increase the amount of taxes we have to pay.

Any of these factors could harm our international sales.

Economic problems in Asia may hurt our sales.

    Asia is an important region for the markets we serve and has accounted for a large part of our net sales. In recent years, Asia has experienced serious economic problems including currency devaluations, debt defaults, lack of liquidity and recessions. Our net sales depend upon the capital expenditures of semiconductor manufacturers, many of whom have operations and customers in Asia. Serious economic problems in Asia would likely result in a significant decrease in the sale of equipment to the semiconductor industry. Economic difficulties in this region could also damage the economies of the U.S. and Europe and, ultimately, the domestic demand for our products. Therefore, weak economic conditions in Asia would likely negatively impact our future financial condition, net sales and operating results.

Rapid technological change may make our products obsolete.

    Technology changes rapidly in the markets we serve. Our success will depend upon our ability to anticipate these changes, enhance our existing products and develop new products to meet customer requirements and achieve market acceptance. We may not be able to respond correctly or soon enough. If we fail in these efforts, our products will become obsolete, which will hurt our operating results and financial position.

Our intellectual properties may not be adequate to protect our business.

    We rely on our patent and trade secret rights to protect our proprietary technology. Our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may block our use of our proprietary technology. In addition, we rely upon unpatented trade secrets and seek to protect them, in part, through confidentiality agreements with employees, consultants and our customers and potential customers. If these agreements are breached, or if our trade secrets become known to or are independently developed by competitors, we may not have adequate remedies for the breach.

    If a competitor's products infringe upon our patents, we may sue to enforce our rights in an infringement action. These suits are costly and would divert funds and management and technical resources from our operations. Furthermore, we cannot be certain that our products or processes will not infringe upon any patents or other intellectual property rights of others. If they do infringe upon the rights of others, we may not be able to obtain a license from the intellectual property owner on commercially reasonable terms or at all.

    Currently, a significant portion of our revenue is derived from sales in foreign countries, including countries in Asia, such as Taiwan, Philippines and Thailand. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in other countries, including some countries in which we have sold and continue to sell products. Our means of protecting our proprietary rights may not be adequate in these countries. For example, our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to protect our intellectual property adequately in these countries, it would be easier for our competitors to sell competing products in these countries.

Our anti-takeover measures may affect the value of our stock.

    As a Minnesota corporation, we are subject to the Business Corporation Law of the State of Minnesota, including Sections 671 and 673. In general, Section 671 prevents a purchaser of certain percentages of our common stock from voting that stock, unless the purchaser receives prior approval of the other stockholders. Section 673 restricts the ability of a public Minnesota corporation from engaging in a business combination with an interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless certain approval requirements are met. As a result of the application of Sections 671 and 673 and provisions in our articles of incorporation and bylaws, potential acquirers may be discouraged from attempting to acquire us, possibly depriving you of opportunities to sell or otherwise dispose of our stock at above-market prices typical of such acquisitions.

    We are authorized to issue up to 1,000,000 shares of preferred stock and to determine the price, privileges and other terms of the shares. The issuance of any preferred stock with superior rights to the common stock could reduce the value of our common stock. In particular, specific rights we may grant to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, preserving control of us by present owners and management and preventing you from realizing a premium on your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements including statements concerning the future of the industry, product development, business strategy, including the possibility of future acquisitions, continued acceptance and growth of our products and dependence upon significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

USE OF PROCEEDS

    The net proceeds to us from the sale of the 3,000,000 shares of common stock offered with this prospectus will be approximately $25.1 million, assuming a public offering price of $9.06 per share and after deduction of the underwriting discounts and estimated offering expenses to be paid by us.

    We expect to use the net proceeds for working capital and general corporate purposes, including new product development, repayment of $2.7 million of bank debt outstanding as of April 1, 2000 under our credit facilities, purchase of manufacturing equipment and sales and marketing expansion. We are undertaking the offering in part because we believe that the availability of adequate financial resources is a substantial competitive factor. We may use a portion of the net proceeds for strategic acquisitions of businesses, products or technologies complementary to our business. We do not have any commitments to make any strategic acquisition at this time. Prior to using the proceeds in the manner described above, we plan to invest the net proceeds of this offering in interest-bearing investment-grade securities. The interest rate on borrowings under our two credit facilities, which expire in February 2001 and August 2002, was 10.5% at April 1, 2000.

PRICE RANGE OF OUR COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol MCTI. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our common stock, as reported by the Nasdaq National Market.

	High	Low
Fiscal Year Ended June 28, 1998
First Quarter	$5.38	$3.25
Second Quarter	5.13	1.50
Third Quarter	2.22	1.38
Fourth Quarter	1.81	1.00
Fiscal Year Ended June 26, 1999
First Quarter	$1.06	$0.50
Second Quarter	1.88	0.44
Third Quarter	2.69	1.31
Fourth Quarter	2.59	1.84
Six-Month Transition Period Ended December 31, 1999
First Quarter	$5.56	$2.13
Second Quarter	5.06	3.25
Fiscal Year Ended December 31, 2000
First Quarter	$12.25	$4.81
Second Quarter through June 28, 2000	9.50	4.75

    On June 28, 2000, the closing price for our common stock as reported on the Nasdaq National Market was $9.06. As of June 28, 2000, we had 255 holders of record of our common stock.

DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the foreseeable future. Our current credit facility arrangements restrict our ability to declare cash dividends without the lender's prior written consent. Our current policy is to retain all earnings to finance future growth.

CAPITALIZATION

    The following table sets forth our capitalization at April 1, 2000, on an actual basis and as adjusted to give effect to receipt by us of the net proceeds from the sale of the 3,000,000 shares of common stock in this offering at an assumed public offering price of $9.06 per share and after deducting underwriting discounts and estimated offering expenses:

	April 1, 2000
	Actual	As Adjusted
	(in thousands)
Current portion of long-term debt	$46

Long-term debt, excluding current maturities	58
Stockholders' equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued or outstanding	—
Common stock, $.01 par value; 20,000,000 shares authorized; issued and outstanding: 11,047,400 actual; 14,047,400 as adjusted	110
Additional paid-in capital	68,174
Accumulated deficit	(37,233)
Cumulative other comprehensive income (loss)	(69)

Stockholders' equity	30,982

Total capitalization	$31,040

    The outstanding share information excludes outstanding options to purchase 1,932,929 shares of common stock at a weighted-average exercise price per share, as of June 28, 2000, of $3.07 and 985,616 shares of common stock reserved for future issuance under our stock plans. The table should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial information below as of and for the years ended June 24, 1995 and June 29, 1996 and as of June 28, 1997, is derived from our audited financial statements not included in this prospectus. We derived the selected consolidated financial information below as of June 27, 1998, June 26, 1999, and December 31, 1999 and for each of the three years ended June 26, 1999 and the six-month transition period ended December 31, 1999 from our audited financial statements included elsewhere in the prospectus. The selected consolidated financial information below as of December 26, 1998 and for the six months then ended, and as of March 27, 1999 and April 1, 2000 and for each of the three months then ended, are unaudited but have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of these dates. The results for any interim period are not necessarily indicative of the results to be expected for the entire year. You should read the selected financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Unaudited Pro Forma Combined Condensed Financial Data," the consolidated financial statements of MCT and Aseco Corporation and the pro forma information relating to the combination of MCT and Aseco, appearing elsewhere in this prospectus.

    Our fiscal year 1999 ended on June 26, 1999. On April 11, 2000, we changed our fiscal year to December 31, effective December 31, 1999, resulting in a six-month transition period. This change resulted in a twenty-seven week reporting period ended December 31, 1999, which is one week longer than the comparable reporting period for the six months ended December 26, 1998. Because we were closed during the week ended December 31, 1999, we believe the additional week in 1999 did not have a significant impact on the results for the period or its comparability to the prior year period. Our quarters will be thirteen weeks, ending on a Saturday. The first quarter of 2000 ended on April 1, 2000.

    On January 31, 2000, we completed our acquisition of Aseco. The operating results of Aseco are included in our historical amounts beginning January 31, 2000.

	Fiscal Years Ended					Six Months Ended		Three Months Ended
	June 24, 1995 (1)(2)(3)	June 29, 1996 (1)(2)	June 28, 1997	June 27, 1998 (4)	June 26, 1999	Dec. 26, 1998	Dec. 31, 1999	Mar. 27, 1999	April 1, 2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$23,635	$22,318	$16,129	$16,975	$15,171	$6,688	$11,356	$4,028	$12,161
Cost of sales	12,896	9,319	6,910	9,595	7,539	3,506	5,452	2,032	6,249
Gross profit	10,739	12,999	9,219	7,380	7,632	3,182	5,904	1,996	5,912
Operating expenses:
Selling, general and administrative	11,267	7,933	7,121	7,871	6,279	3,152	4,296	1,417	3,486
Research and development	3,727	4,260	3,934	3,711	2,800	1,432	1,496	708	1,870
Amortization of intangible assets	—	—	—	—	—	—	10	—	784
Income (loss) from operations	1,923	2,330	(1,836)	(4,202)	(1,447)	(1,402)	102	(129)	(228)
Other income (expense)	(272)	246	273	323	(19)	7	19	4	(38)
Income (loss) before income taxes	1,651	2,576	(1,563)	(3,879)	(1,466)	(1,395)	121	(125)	(266)
Income tax provision	85	8	—	—	—	—	—	—	—
Net income (loss)	$(1,326)	$3,220	$(1,563)	$(3,879)	$(1,466)	$(1,395)	$121	$(125)	$(266)
Net income (loss) per share:
Basic	$(0.25)	$0.49	$(0.22)	$(0.54)	$(0.20)	$(0.19)	$0.02	$(0.02)	$(0.03)

Diluted	$(0.25)	$0.44	$(0.22)	$(0.54)	$(0.20)	$(0.19)	$0.01	$(0.02)	$(0.03)

Shares used to compute net income (loss) per share:
Basic	5,240	6,513	7,030	7,248	7,396	7,394	7,474	7,394	9,905
Diluted	5,240	7,246	7,030	7,248	7,396	7,394	8,144	7,394	9,905
	June 24, 1995(2)	June 29, 1996	June 28, 1997	June 27, 1998	June 26, 1999	Dec. 26, 1998	Dec. 31, 1999	Mar. 27, 1999	April 1, 2000
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,156	$7,793	$5,360	$2,532	$1,927	$2,260	$1,045	$1,603	$1,640
Working capital	2,839	12,638	11,008	7,385	6,265	6,199	6,386	6,153	10,638
Total assets	11,532	16,980	15,792	11,226	9,990	9,103	10,324	9,299	43,556
Long-term debt	41	183	133	83	33	58	70	46	58
Redeemable convertible preferred stock	1,500	1,500	1,500	—	—	—	—	—	—
Stockholders' equity	4,618	13,709	12,219	8,400	6,952	7,005	7,256	6,880	30,982

(1)
Includes unusual and non-recurring items primarily comprised of: 1995—$5.2 million gain on the sale of a product line, $1.9 million gain on the settlement of litigation, $0.8 million charge for severance costs, and a $0.2 million charge for closing a Japanese facility; 1996—$1.5 million gain on the resolution of the escrow fund created from the sale of the product line.

(2)
In fiscal year 1995, we initiated a formal plan to sell our European subsidiary. A provision for the loss on the sale of approximately $3.0 million was recorded in the results of operations for the year ended June 24, 1995. The net assets of this discontinued operation on the June 24, 1995 balance sheet totaled $1.0 million. As a result of the final sales agreement, we realized a net gain of $0.7 million on the sale, which was completed in fiscal 1996.

(3)
In fiscal year 1995, we used $3.5 million of the proceeds from the sale of a product line in settlement of approximately $4.5 million of outstanding trade payables. The difference between the trade payables and the cash used resulted in an extraordinary gain of approximately $1.0 million, net of a $21,000 provision for taxes.

(4)
Includes charges totaling $2.3 million, comprised of a $2.0 million provision for excess and obsolete inventory, and $0.3 million related primarily to cost reduction actions and operational adjustments related to the depressed semiconductor capital equipment market.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The following unaudited pro forma combined condensed financial data reflect the combination of MCT and Aseco and the issuance of MCT shares to Aseco shareholders.

    The unaudited pro forma combined condensed statements of operations were prepared as if the acquisition of Aseco had occurred on June 28, 1998. To present pro forma information for the fiscal year ended June 26, 1999, we have combined the results of our fiscal year ended June 26, 1999 with Aseco's results for the nine months ended March 28, 1999 and the three months ended June 27, 1999. To present pro forma information for the six-month transition period ended December 31, 1999, we have combined the results of our six-month transition period ended December 31, 1999 with Aseco's results for the six months ended December 26, 1999. The operating results of Aseco are included in our historical amounts beginning January 31, 2000. To present pro forma information for the three months ended April 1, 2000, we have combined our three months ended April 1, 2000 and Aseco's operating results for the five weeks ended January 31, 2000.

    The acquisition was accounted for using the purchase method of accounting. The purchase price has been allocated based on the estimated fair values of net assets acquired at the date of acquisition. The excess of purchase price over net assets acquired, amounting to $9.6 million, has been preliminarily allocated to goodwill, and is being amortized using a straight line method over the estimated useful life of five years. Other intangible assets, including established workforce, customer list, and core and developed technology, totaling $9.9 million, are being amortized using the straight-line method over the estimated useful lives of two to five years. In accordance with generally accepted accounting principles, this initial allocation may be adjusted in future quarters as valuations of certain accounts, including inventory and accrued liabilities, are finalized.

    Pro forma adjustments have been applied to the statements of operations to give effect to the purchase accounting adjustments arising from the merger. Anticipated cost savings and benefits are not reflected in the pro forma information. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. The pro forma information, therefore, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The unaudited pro forma combined condensed financial statements should be read in conjunction with the unaudited pro forma combined condensed financial statements and accompanying notes and historical financial statements and notes of MCT and Aseco, all included elsewhere in this prospectus.

	Fiscal Year Ended June 26, 1999	Six Months Ended Dec. 31, 1999	Three Months Ended April 1, 2000
	(in thousands, except per share data)
Net sales	$32,476	$22,564	$12,516
Cost of sales	24,148	11,968	6,609

Gross profit	8,328	10,596	5,907
Operating expenses:
Selling, general, and administrative	14,296	8,198	4,600
Research and development	7,300	3,254	2,400
Amortization of intangible assets	4,966	2,348	1,174

Income (loss) from operations	(19,534)	(3,204)	(2,267)
Other income (expense)	(60)	(62)	(57)

Income (loss) before income taxes	(19,594)	(3,266)	(2,324)
Income tax provision (benefit)	(347)	—	47

Net income (loss)	$(19,247)	$(3,266)	$(2,371)

Net income (loss) per share—basic and diluted	$(1.86)	$(0.31)	$(0.22)

Shares used to compute net income (loss) per share—basic and diluted	10,326	10,404	10,882

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

    Our 1999 fiscal year ended on June 26, 1999, the last Saturday in June. In April 2000, we changed our fiscal year to December 31, effective December 31, 1999, resulting in a six-month transition period. This change resulted in a twenty-seven week reporting period ended December 31, 1999, which is one week longer than the comparable reporting period for the six-month period ended December 28, 1998. Because we were closed during the week ended December 31, 1999, we believe the additional week in 1999 did not have a significant impact on the results for the period or compared to the comparable period in the prior year. Our interim quarters will be thirteen weeks, ending on a Saturday. The first quarter of 2000 ended on April 1, 2000.

Overview

    We provide automation solutions for the global semiconductor test and assembly manufacturing market. Our solutions include automated test handlers, factory automation software and our new integrated Smart Solutions product line. We believe that our products can significantly improve the productivity, yield and throughput of the back-end, or the post-wafer manufacturing process, including assembling, packaging, testing and singulating semiconductor devices.

    The demand for our products and services is dependent upon growth in the semiconductor industry and the increasing automation needs of semiconductor manufacturers and independent test and assembly facilities. The semiconductor capital equipment market went into a significant downturn that began in the fall of 1997 and intensified throughout 1998 and into 1999. The downturn was accompanied by the economic crisis in Asia, where approximately 60% to 65% of our products were sold during fiscal year 1999 and the six-month transition period ended December 1999. These industry and economic conditions adversely affected our net sales and operating results in fiscal 1998 and 1999. Beginning mid-year calendar 1999, the industry began to stabilize and show signs of a gradual recovery, which we believe will facilitate improved sales and operating results for our fiscal year ending December 31, 2000. No assurance can be made, however, that this improvement will occur.

    Beginning in 1999, we broadened our strategy from that of a test handler manufacturer to becoming a provider of comprehensive automation solutions for the back-end of the semiconductor manufacturing process. First, we developed and introduced in February 1999 our Tapestry strip handler. Tapestry combines strip handling capability with robotics, machine vision technology and critical software, enabling the testing and tracking of semiconductor devices in strip form and the generation of critical process data throughout the test process. Second, in June 1999 we acquired the Infinity Systems division of Fico. Infinity Systems has been involved in the development of factory automation software for the semiconductor manufacturing industry. Infinity System's software expertise was integral to the development of our integrated Smart Solutions product line, introduced in May 2000. Together with a third party tester, our Smart Solutions products, including our Tapestry handler, enable complete automation of the test, laser mark, mark inspect, singulation, sort, and tape-and-reel processes.

    Acquisition of Aseco Corporation.  On January 31, 2000, we completed the acquisition of Aseco Corporation, a Massachusetts-based manufacturer of singulated handling equipment for the back-end of the semiconductor manufacturing process. The acquisition was structured as a stock-for-stock purchase and Aseco is now a wholly-owned subsidiary of MCT. The purchase price totaled $24.0 million, consisting of 2.9 million shares of our common stock valued at $22.5 million issued to former Aseco shareholders and $1.5 million of acquisition-related costs.

    The acquisition was accounted for using the purchase method of accounting. The results of operations of Aseco are included in our consolidated financial statements beginning January 31, 2000. The purchase price has been allocated based on the estimated fair values of net assets acquired at the date of acquisition. The excess of purchase price over net assets acquired, amounting to $9.6 million, has been preliminarily allocated to goodwill, and is being amortized using a straight line method over the estimated useful life of five years. Other intangible assets, including established workforce, customer list, and core and developed technology, totaling $9.9 million, are being amortized using the straight-line method over the estimated useful lives of two to five years. In accordance with generally accepted accounting principles, this initial allocation may be adjusted in future quarters as valuations of certain accounts, including inventory and accrued liabilities, are finalized.

    In each of the three quarters immediately prior to the acquisition, Aseco reported net sales comparable to ours, ranging from $4.7 million to $5.7 million. Their gross margins ranged from approximately 40% to 43%, compared to approximately 45% to 49% for us. Selling, general and administrative expenses for Aseco ranged from approximately 29% to 34% of net sales, compared to approximately 37% to 39% for us, and research and development expenses ranged from approximately 15% to 18% of net sales, compared to approximately 12% to 15% for us.

    In Aseco's fiscal year ended March 29, 1998, Aseco reported net sales of $44.2 million and a net loss of $8.1 million. The net loss included a $1.8 million inventory valuation charge, $6.1 million of acquired in-process research and development costs, a $1.0 million write-down of goodwill and intangible assets and approximately $0.5 million related to employee layoffs. In Aseco's fiscal year ended March 28, 1999, Aseco reported net sales of $19.2 million and a net loss of $13.7 million. The net loss included $2.2 million in charges related to the closing of its operations based in England and the discontinuation of several mature product models, a $5.0 million write-down of excess inventory and approximately $1.2 million of various restructuring related charges.

    Prior to inclusion of other considerations discussed below, we expect that as we combine our operations with Aseco, our revenue base should approximately double. We believe that we will be able to sustain existing customers of Aseco and will have opportunities for incremental sales through introduction of our products to Aseco customers and vice versa. The termination of Aseco's relationship as a distributor for a foreign manufacturer is expected to allow improvement in gross margins in the latter part of 2000 as compared to our first three months of 2000. Our selling, general and administrative expenses are expected to decrease as a percentage of net sales, as we blend the businesses and eliminate redundant costs. Research and development expense is expected to initially increase as a percentage of net sales, as we complete development efforts underway at Aseco at the time of the acquisition, and accelerate some of our development projects. We will also continue to evaluate opportunities for reduction in operating and manufacturing expense through consolidation of duplicate processes of the two companies. Aseco is headquartered in a 61,000 square foot facility in Marlborough, Massachusetts, with approximately 100 employees.

Results of Operations

    The following table sets forth, for the periods indicated, certain items in our statements of operations as a percentage of net sales:

	Fiscal Years Ended			Six Months Ended		Three Months Ended
	June 28, 1997	June 27, 1998	June 26, 1999	Dec. 26, 1998	Dec. 31, 1999	Mar. 27, 1999	April 1, 2000
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	42.8	56.5	49.7	52.4	48.0	50.4	51.4

Gross margin	57.2	43.5	50.3	47.6	52.0	49.6	48.6
Operating expenses:
Selling, general and administrative	44.2	46.4	41.4	47.1	37.8	35.2	28.7
Research and development	24.4	21.9	18.5	21.4	13.2	17.6	15.4
Amortization of intangible assets	—	—	—	—	0.1	—	6.4

Income (loss) from operations	(11.4)	(24.8)	(9.5)	(21.0)	0.9	(3.2)	(1.9)
Other income (expense), net	1.7	1.9	(0.1)	0.1	0.2	0.1	(0.3)

Income (loss) before income taxes	(9.7)	(22.9)	(9.7)	(20.9)	1.1	(3.1)	(2.2)
Provision for income taxes	—	—	—	—	—	—	—

Net income (loss)	(9.7)%	(22.9)%	(9.7)%	(20.9)%	1.1%	(3.1)%	(2.2)%

Three Months Ended April 1, 2000 and March 27, 1999

    Net Sales.  Net sales for the three months ended April 1, 2000 increased $8.1 million or 201.9% to $12.2 million compared to $4.0 million for the comparable period ended March 27, 1999. Sales of Aseco products accounted for approximately $6.2 million of the sales increase. Sales and refurbishments of our more mature products, such as the MCT 4610 handlers, MCT 3600 handlers and the MCT 2000 testers, increased by $1.5 million over the same period a year ago. Increased sales of mature products over the prior year's period is attributed to customers' increased capacity requirements associated with the improvement in the semiconductor market. Due to the inclusion of Aseco sales for the first time, sales of our newer products, the MCT 5100, MCT 7632 and Tapestry handling systems and automation software, decreased to approximately 21% of total net sales in the current period compared to approximately 65% in the prior year's period.

    Gross Profit.  Gross profit for the first three months of 2000 increased by $3.9 million to $5.9 million, or 48.6% of net sales, from $2.0 million, or 49.6% of net sales, for the comparable period in the prior year. The decrease in gross margin in the current year period resulted from the inclusion of the lower margin Aseco products, partially offset by increased margins on MCT products due to changes in product mix.

    Selling, General and Administrative Expense.  Selling, general and administrative expense in the first three months of 2000 was $3.5 million, or 28.7% of net sales, compared to $1.4 million, or 35.2% of net sales, for the comparable period in 1999. The addition of the Aseco operations accounted for approximately $1.1 million of the increase, with increased direct selling costs related to increased sales revenues contributing $0.5 million of the increase. The remainder primarily related to increased personnel and travel expenses to support the sales growth. The decrease in selling, general and administrative expense as a percentage of net sales in the current year is primarily attributed to the disproportionately lower additional selling, general and administrative expense incurred versus the corresponding additional net sales of Aseco since the acquisition date, due to inclusion of only two months of Aseco's results for the period. Accordingly, we expect selling, general and administrative expense to increase in subsequent quarters when the revenues and expenses of Aseco for the entire period are included.

    Research and Development Expense.  Research and development expense for the first three months of 2000 was $1.9 million, or 15.4% of net sales, compared to $0.7 million, or 17.6% of net sales, in the previous year. The acquisition of Aseco accounted for approximately $0.7 million of the increase in the current year. The remainder of the increase, of which $0.3 million was increased personnel and contract labor costs, resulted from increased spending requirements for research and development projects initiated during the current year's quarter. These initiatives resulted in the introduction of several new products in May 2000.

    The decrease as a percentage of net sales in the current year is primarily attributed to the disproportionately lower additional research and development expense incurred versus the corresponding additional revenues of Aseco since the acquisition date, due to inclusion of only two months of Aseco's results for the period. Accordingly, we expect research and development expenses to increase in subsequent periods when the revenues and expenses of Aseco for the entire period are included.

    Amortization of Intangible Assets.  Amortization expense totaled $0.8 million, or 6.4% of net sales, during the quarter ended April 1, 2000, versus $0 in the prior year, and is primarily attributed to the intangible assets and goodwill generated by the acquisition of Aseco.

    Other Income (Expense).  Interest income for the quarter ended April 1, 2000 was $21,000, compared to $19,000 in the previous year's quarter. Interest expense totaled $38,000 in the current year's quarter, compared to $1,000 for the comparable period in the prior year. The increase in interest expense is attributed to increased borrowings under the lines of credit during the current year.

    Net Loss.  Net loss for the quarter ended April 1, 2000 was $266,000, or $0.03 per share, as compared to a net loss of $125,000, or $0.02 per share, in the prior year's period.

Six-Month Transition Period Ended December 31, 1999 and Six Months Ended December 26, 1998

    Net Sales.  Net sales for the six months ended December 31, 1999 increased $4.7 million, or 69.8%, to $11.4 million compared to net sales of $6.7 million for the comparable period in the prior year. The increase in sales in 1999 was comprised of increased sales from our newer products, the MCT 5100 and MCT 7632 handlers and the introduction of our Tapestry handling system and automation software, which increased $5.2 million or 193.6% over the comparable period in the prior year. Sales of these products represented approximately 70% of total net sales in 1999 compared to approximately 40% in same period of 1998. Sales of our other products decreased by $0.6 million, or 14.8%, over the same period a year ago. The beginning of a general improvement in the semiconductor capital equipment market in 1999, which was in a significant downturn in the prior year, contributed to the overall increase in demand for our products.

    As detailed in Note 10 to Consolidated Financial Statements, net sales to Asia, where many of our customers are located, comprised approximately 65% of our net sales during the six-month transition period ended December 1999, compared to approximately 54% in the comparable period of the prior year. Sales to customers in the United States comprised approximately 31% of net sales in the 1999 six-month transition period and approximately 44% in fiscal year 1999. Net sales to Europe comprised approximately 4% and 2% of net sales for these periods.

    Gross Profit.  Gross profit increased $2.7 million in the 1999 transition period to $5.9 million, or 52.0% of net sales, from $3.2 million, or 47.6% of net sales, in the comparable period of 1998. The increase in gross margin primarily resulted from increased efficiencies and utilization of overhead costs, as well as a shift in product mix to higher margin products.

    Selling, General and Administrative Expense.  Selling, general and administrative expense was $4.3 million, or 37.8% of net sales, in the six months ended December 1999, compared to $3.2 million, or 47.2% of net sales, in same period in 1998. The increase in spending in the 1999 transition period reflects increased direct selling costs of $0.4 million related to increased sales revenues and increased commissions of $0.3 million resulting from a shift in sales to customers served by commissioned independent sales representatives. The remainder relates to increased expenses, primarily personnel expenses, in supporting the sales growth. The reduction as a percentage of sales is the result of increased sales during the period compared to the prior year.

    Research and Development Expense.  Research and development expense was $1.5 million, or 13.2% of net sales in the 1999 transition period, compared to $1.4 million, or 21.4% of net sales, in the comparable period in 1998. Although spending was relatively flat for the comparable periods, the decrease as a percentage of net sales is attributed to the higher level of sales in the 1999 transition period.

    Other Income (Expense).  We generated net interest income during the 1999 transition period of $23,000 versus $43,000 in the comparable period of the prior year. The reduction in net interest income is due to decreased holdings of interest-bearing cash equivalents.

    Income Tax Provision.  During both the 1999 and 1998 six-month periods, we incurred minimal tax liabilities primarily related to foreign taxes. We have recorded valuation allowances against all benefits associated with net operating loss carryforwards due to uncertainty regarding their ultimate realization.

    Net Income (Loss).  Net income for the six months ended December 31, 1999 was $121,000, or $0.01 per fully diluted share, compared to a net loss of $1.4 million, or $0.19 per share, for the same period in 1998.

Fiscal Years Ended June 26, 1999 and June 27, 1998

    Net Sales.  Fiscal year 1999 net sales decreased 10.6% to $15.2 million, compared to $17.0 million in fiscal year 1998. Sales of our newest products, the MCT 5100 handler, introduced in mid-fiscal 1997, and the MCT 7632 and Tapestry handlers, both of which first shipped to customers in fiscal 1999, increased over the prior year, partially offsetting the sales decline of our more mature products.

    As detailed in Note 10 to Consolidated Financial Statements, sales increased year over year in Asia, but decreased comparatively in the United States and Europe. Increases in shipments to Asia resulted primarily from increased business with several key and new customers in that region. The decrease in net sales in the United States and Europe was primarily the result of the depressed market conditions.

    Gross Profit.  Gross profit in fiscal 1999 increased 3.4%, or $0.2 million, to $7.6 million versus $7.4 million in fiscal 1998, and gross margin increased to 50.3% in fiscal 1999 compared to 43.5% in the previous year. In the prior year, we recorded one-time charges of approximately $2.0 million for write-downs of excess and obsolete inventory as a result of the depressed and changing market conditions. Prior to these charges, gross profit was $9.5 million and gross margin was 55.7%. The decrease in gross margin, prior to one-time charges, resulted from the shift in product mix from certain mature, higher margin products and the decreased overhead absorption on lower production levels in the 1999 fiscal year.

    Selling, General and Administrative Expense.  Selling, general and administrative expense decreased by 20.2%, or $1.6 million, to $6.3 million in fiscal 1999 versus $7.9 million in the prior year. As a percentage of net sales, selling, general and administrative expense decreased to 41.4% in fiscal 1999 versus 46.4% in fiscal 1998. This decrease resulted from cost reduction activities initiated by us beginning in fiscal 1998 in response to the downturn in the semiconductor capital equipment market.

    Research and Development Expense.  Research and development expense decreased by 24.5%, or $0.9 million, to $2.8 million in fiscal 1999 compared to $3.7 million in fiscal 1998. As a percentage of net sales, research and development expense decreased to 18.4% from 21.9% for fiscal 1998.

    Other Income (Expense).  Net interest income decreased during fiscal 1999 due to decreased holdings of interest-bearing cash equivalents throughout the year.

    Income Tax Provision.  During fiscal 1999 and 1998, we incurred minimal tax liabilities primarily related to foreign taxes. We have recorded valuation allowances against all benefits associated with net operating loss carryforwards due to uncertainty regarding their ultimate realization.

    Net Loss.  Net loss for fiscal 1999 was $1.5 million, or $0.20 per share, compared to a net loss of $3.9 million, or $0.54 per share in fiscal 1998.

Fiscal Years Ended June 27, 1998 and June 28, 1997

    Net Sales.  Net sales in fiscal year 1998 increased 5.2% to $17.0 million over sales of $16.1 million in fiscal year 1997. Sales of the MCT 5100 and MCT 4610 handlers increased in fiscal 1998 while sales of older handler and tester products decreased as compared to fiscal 1997.

    Gross Profit.  Gross profit in fiscal 1998 decreased 19.9%, or $1.8 million, to $7.4 million versus $9.2 million in fiscal 1997, and gross margin decreased to 43.5% in fiscal 1998 compared to 57.2% in the previous year, primarily as a result of the previously discussed inventory and other charges in fiscal 1998. Prior to these charges, fiscal 1998 gross profit was $9.5 million and gross margin was 55.7%, reflecting slightly higher sales, offset by a shift in product mix to lower margin products.

    Selling, General and Administrative Expense.  Selling, general and administrative expense increased by 10.5%, or $0.8 million, to $7.9 million in fiscal 1998 versus $7.1 million in the prior year. As a percentage of net sales, the selling, general and administrative expense increased to 46.4% in fiscal 1998 compared to 44.2% in fiscal 1997. The increase in fiscal 1998 expenses resulted from increased investments in sales and marketing initiated in fiscal 1997.

    Research and Development Expense.  Research and development expense decreased by 5.7%, or $0.2 million, to $3.7 million in fiscal 1998 compared to $3.9 million in fiscal 1997. As a percentage of net sales, research and development expense decreased to 21.9% in fiscal 1998 versus 24.4% for fiscal 1997. We chose to maintain a high level of research and development expense spending during the downturn in the semiconductor capital equipment market to ensure that we could support the launch of our newer products and continue to fund other product development projects.

    Other Income (Expense).  Net interest income decreased during fiscal 1998 due to decreased holdings of interest-bearing cash equivalents and short-term investments throughout the year.

    Income Tax Provision.  During fiscal 1998 and 1997, we incurred minimal tax liabilities primarily related to foreign taxes. We have recorded valuation allowances against all benefits associated with net operating loss carryforwards due to uncertainty regarding their ultimate realization.

    Net Loss.  Net loss for fiscal 1998 was $3.9 million, or $0.54 per share, versus a net loss of $1.6 million, or $0.22 per share in fiscal 1997.

Quarterly Results

    The following table presents our selected unaudited quarterly operating results for the eleven fiscal quarters ended April 1, 2000, as well as the data expressed as a percentage of net sales. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent period.

SELECTED UNAUDITED QUARTERLY OPERATING RESULTS
(in thousands, except per share data)

	Quarters Ended
	Sept. 27, 1997	Dec. 27, 1997	Mar. 28, 1998	June 27, 1998	Sept. 26, 1998	Dec. 26, 1998	Mar. 27, 1999	June 26, 1999	Sept. 25, 1999	Dec. 31, 1999	Apr. 1, 2000
Net sales	$4,450	$4,522	$3,567	$4,436	$3,668	$3,020	$4,028	$4,455	$5,745	$5,611	$12,161
Cost of sales	1,480	2,047	1,783	4,285	1,935	1,571	2,032	2,001	2,832	2,620	6,249

Gross profit	2,970	2,475	1,784	151	1,733	1,449	1,996	2,454	2,913	2,991	5,912
Operating expenses:
Selling, general and administrative	2,151	2,017	1,700	2,003	1,721	1,431	1,417	1,710	2,122	2,174	3,486
Research and development	923	1,057	888	843	836	596	708	660	675	821	1,870
Amortization of intangible assets	—	—	—	—	—	—	—	—	5	5	784

Income (loss) from operations	(104)	(599)	(804)	(2,695)	(824)	(578)	(129)	84	111	(9)	(228)
Other income (expense)	120	79	31	93	5	2	4	(30)	19	—	(38)
Income tax provision	—	—	—	—	—	—	—	—	—	—	—

Net income (loss)	$16	$(520)	$(773)	$(2,602)	$(819)	$(576)	$(125)	$54	$130	$(9)	$(266)

Net income (loss) per share:
Basic	$0.00	$(0.07)	$(0.10)	$(0.35)	$(0.11)	$(0.08)	$(0.02)	$0.01	$0.02	$0.00	$(0.03)

Diluted	$0.00	$(0.07)	$(0.10)	$(0.35)	$(0.11)	$(0.08)	$(0.02)	$0.01	$0.02	$0.00	$(0.03)

Weighted average shares:
Basic	7,054	7,181	7,376	7,381	7,394	7,394	7,394	7,402	7,460	7,484	9,905

Diluted	7,721	7,181	7,376	7,381	7,394	7,394	7,394	7,721	8,131	7,484	9,905

	Percentage of Net Sales
	Quarters Ended
	Sept. 27, 1997	Dec. 27, 1997	Mar. 28, 1998	June 27, 1998	Sept. 26, 1998	Dec. 26, 1998	Mar. 27, 1999	June 26, 1999	Sept. 25, 1999	Dec. 31, 1999	Apr. 1, 2000
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	33.3	45.3	50.0	96.6	52.8	52.0	50.4	44.9	49.3	46.7	51.4

Gross profit	66.7	54.7	50.0	3.4	47.2	48.0	49.6	55.1	50.7	53.3	48.6
Operating expenses:
Selling, general and administrative	48.3	44.6	47.7	45.2	46.9	47.4	35.2	38.4	36.9	38.7	28.7
Research and development	20.7	23.4	24.9	19.0	22.8	19.7	17.6	14.8	11.7	14.6	15.4
Amortization of intangible assets	—	—	—	—	—	—	—	—	0.1	0.1	6.4

Income (loss) from operations	(2.3)	(13.2)	(22.5)	(60.8)	(22.5)	(19.1)	(3.2)	1.9	1.9	(0.2)	(1.9)
Other income (expense)	2.7	1.7	0.9	2.1	0.1	0.1	0.1	(0.7)	0.3	0.0	(0.3)
Income tax provision	—	—	—	—	—	—	—	—	—	—	—

Net income (loss)	0.4%	(11.5)%	(21.7)%	(58.7)%	(22.3)%	(19.1)%	(3.1)%	1.2%	2.3%	(0.2)%	(2.2)%

    During each quarter, we customarily sell a relatively small number of systems that carry a high average selling price. Although we believe our sales are not seasonal in nature, a small change in the number of products ordered and/or shipped in a quarter can have a significant impact on results of operations for that particular quarter. Moreover, production difficulties could delay shipments. Accordingly, our operating results may vary significantly from quarter to quarter and could be adversely affected for a particular quarter if shipments for that quarter were lower than anticipated. Our quarterly operating results may also be affected by, among other factors, the timing of new product introductions, fluctuations in the semiconductor market and the actions of competitors.

Liquidity and Capital Resources

    Cash used in operations was $0.7 million in fiscal 1997, $3.5 million in fiscal 1998, $0.5 million in fiscal 1999, $0.7 million in the six-month transition period ended December 31, 1999 and $0.7 million in the three months ended April 1, 2000. Net losses and inventory purchases were the primary uses of cash in fiscal years 1997 and 1998, while the net loss in fiscal 1999 was the primary use of cash for that year. Increases in accounts receivable and inventories to support the increased revenues were the primary uses of cash in the six-month transition period ended December 31, 1999 and the three months ended April 1, 2000.

    Capital expenditures totaled $0.5 million in fiscal year 1997, $0.3 million in fiscal year 1998, $0.1 million in fiscal year 1999, $0.1 million in the six-month transition period ended December 31, 1999 and $20,000 during the three months ended April 1, 2000. Capital purchases for all periods have been primarily for production and computer equipment and for leasehold improvements.

    Cash used to acquire certain fixed and intangible assets related to our Infinity Systems division was $0.3 million in the six-month transition period ended December 31, 1999. Cash used in the acquisition of Aseco Corporation was $0.4 million in the three months ended April 1, 2000.

    Cash used in financing activities, primarily for the repayment of debt, was $29,000 in fiscal 1997, $0.3 million in fiscal 1998 and $26,000 in fiscal 1999. Cash provided by financing activities for the six months ended December 31, 1999, primarily comprised of proceeds from the issuance of common stock upon the exercise of stock options and warrants, was $0.2 million. Cash provided by financing activities was $1.7 million in the three months ended April 1, 2000 primarily comprised of cash provided from advances on our line of credit and proceeds from the issuance of common stock upon exercise of stock options.

    At June 27, 1998, we had cash and cash equivalents of $2.5 million, a current ratio of 3.7 and working capital of $7.4 million. At June 26, 1999, cash and cash equivalents were $1.9 million, our current ratio was 3.1 and working capital was $6.3 million. At December 31, 1999, we had cash and cash equivalents of $1.0 million, a current ratio of 3.1 and working capital of $6.4 million. At April 1, 2000, we had cash and cash equivalents of $1.6 million, our current ratio was 1.8 and working capital was $10.6 million.

    At April 1, 2000, we maintained two separate secured lines of credit at two separate banks; one for $5.0 million and the other for $3.0 million. Borrowings on the $5.0 million line, which was unused at April 1, 2000 and December 31, 1999, accrue interest at 1.5% over the bank's prime rate which was 9.0% at April 1, 2000, for a borrowing rate of 10.5%. The amount available for borrowing on the line is calculated as a percentage of our eligible accounts receivable and inventory, excluding Aseco, and amounted to approximately $3.5 million at April 1, 2000.

    Borrowings on the $3.0 million line, which totaled $2.7 million outstanding at April 1, 2000, accrue interest at 1.5% over the bank's prime rate which was 9.0% at April 1, 2000, for a borrowing rate of 10.5%. The amount available for borrowing is calculated as a percentage of eligible accounts receivable and inventory of Aseco, and amounted to $2.9 million at April 1, 2000. As a result of purchase accounting adjustments related to the acquisition of Aseco, we were in default of certain financial covenants of the line of credit related to tangible net worth at April 1, 2000. The bank has waived noncompliance with these covenants until September 30, 2000. We intend to negotiate new financial covenants on the line of credit. However, we cannot assure you that we will be successful in negotiating such financial covenants.

    Our anticipated capital needs for the next twelve months are expected to be less than $1.0 million and concentrated in development of additional products and upgrading our management information systems. We believe that cash and cash equivalents on hand at April 1, 2000, funds available through our bank lines of credit and proceeds from this offering are sufficient to finance our projected operations through at least 2002, but one or more business acquisitions, or unforeseen changes in market conditions could cause us to seek additional financing sooner. We believe that we will be able to raise additional capital and/or negotiate an increase to one or both of our bank lines of credit at terms acceptable to us if required, but no assurance can be made that such financing will be available if needed. We may acquire other companies, product lines or technologies that are complementary to our business and our working capital needs may change as a result of such acquisitions.

Federal Tax Matters

    We paid only nominal federal and state income taxes in fiscal years 1997, 1998, 1999, the six-month transition period ended December 31, 1999, and three months ended April 1, 2000. At December 31, 1999, we had federal net operating loss carryforwards for tax reporting purposes of approximately $32.8 million, a portion of which is subject to annual limitation under Section 382 of the Internal Revenue Code. See Note 6 to Consolidated Financial Statements.

Quantitative And Qualitative Disclosures About Market Risk

    The vast majority of our transactions are denominated in U.S. dollars; as such, fluctuations in foreign currency exchange rates have historically had little impact on us. Inflation has not been a significant factor in our operations in any of the periods presented, and it is not expected to affect operations in the future. Our bank lines of credit carry variable interest rates. At April 1, 2000, we had approximately $2.7 million outstanding on our lines of credit, at an interest rate of 10.5%. An increase in the interest rates could expose us to market risk in the event we continue to borrow under the lines to finance our operations in the future. At April 1, 2000, all of our outstanding long-term debt carries interest at a fixed rate. There is no material market risk relating to our bank lines or long-term debt.

Impact Of Accounting Standards

    Statement of Financial Accounting Standard (SFAS) No. 133—Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 was issued in June 1998 and establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. We have not yet completed an assessment of the impact of adopting the provisions of SFAS No. 133 on our financial statements. The standard is effective for us on January 1, 2001.

    Staff Accounting Bulletin (SAB) No. 101—Revenue Recognition in Financial Statements. In December 1999, the Securities and Exchange Commission staff issued SAB 101, which, among other things, establishes the SEC's interpretation that if uncertainty exists about customer acceptance of a product, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract to enforce a customer's right to (1) test the delivered product, (2) require the seller to perform additional services subsequent to delivery of an initial product or performance of an initial service, such as a seller is required to install or activate delivered equipment, or (3) identify other work necessary to be done before accepting the product. The SEC presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the SEC generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.

    A seller should substantially complete or fulfill the terms specified in the arrangement in order for delivery or performance to have occurred. When applying the substantially complete notion, the SEC believes that only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the actions would not result in the customer receiving a refund or rejecting the delivered products or services performed to date. In addition, the seller should have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating the remaining costs. If revenue is recognized upon substantial completion of the arrangement, all remaining costs of performance or delivery should be accrued.

    Consistent with industry standards, we have historically recognized revenue at product shipment, unless acceptance criteria were significant. The SEC's interpretation, as explained above, will create a deferral of revenue recognition until product acceptance occurs.

    On March 24, 2000, the SEC deferred implementation of SAB 101 until the second calendar quarter of 2000, and on June 26, 2000, implementation was further deferred until the fourth quarter of calendar 2000. We are continuing to evaluate the potential impact of SAB 101 on our revenue recognition policy. We believe that the SEC is continuing to study the impact of SAB 101 on revenue recognition. We have not completed our evaluation of the impact of SAB 101; however, we expect it to have a material impact on our financial statements in its current form.

BUSINESS

Introduction

    We offer a complete and comprehensive automation solution for the test, laser mark, mark inspect, singulation, sort, and tape-and-reel portions of the back-end of the semiconductor manufacturing process that significantly improves our customers' productivity, yield and throughput. Our solutions include our series of integrated Smart Solutions, automated test handlers, factory automation software and integration services. Our customers include many leading semiconductor companies such as AMD, Analog Devices, National Semiconductor and Lucent Technologies and many of the leading back-end test and assembly companies including Amkor and ST Microelectronics. We believe we have one of the world's largest installed bases of handlers used to test semiconductor devices.

    Semiconductor devices are becoming more complex and are characterized by shrinking semiconductor device sizes, chip scale packaging, increased circuitry and larger wafer sizes. These trends have led manufacturers to seek new tools and new solutions to meet their demanding requirements. We believe that our complete offering of automation products and services allows manufacturers to effectively address evolving process technologies and packaging formats, such as strips and chip-scale packaging.

    Beginning in 1999, we broadened our strategy from that of a test handler manufacturer to one of becoming a provider of comprehensive automation solutions for the back-end of the semiconductor manufacturing process. Consistent with this new strategy we have recently completed two acquisitions. Our acquisition of Infinity Systems in June 1999, a company involved in the development of factory automation software, was integral to the development of our integrated Smart Solutions product suite. In January 2000, we completed our acquisition of Aseco, which provided us with increased machine vision and robotics engineering technology critical to handling of strips and wafers.

Industry Overview

    The semiconductor device industry has grown tremendously over the last decade and this growth is expected to continue for many years. Dataquest estimates that worldwide sales of semiconductor devices will grow from $169 billion in 1999 to $320 billion in 2002, a compound annual growth rate of 24%. This growth is being driven by traditional semiconductor markets like personal computers and data processing, and more recently by the proliferation of semiconductor devices in telecommunications, wireless communications, and consumer electronics, as well as Internet infrastructure equipment.

    The process of semiconductor manufacturing is one of the most complicated and logistically challenging manufacturing processes in the world. An advanced semiconductor device can travel approximately ten miles and undergo as many as 500 production steps before completion. The semiconductor device manufacturing process is traditionally divided into two parts: the front-end, which includes wafer fabrication from bare substrate to finished wafer; and the back-end which includes semiconductor device test, assembly and packaging. Front-end and back-end manufacturing facilities are expected to run 24 hours a day, 7 days a week to provide the productivity needed to meet the requirements of the market.

    Initially, semiconductor manufacturers concentrated their efforts on improving the more expensive front-end wafer fabrication process. They improved the front-end by first automating the individual production tools and more recently by integrating the various production tools through factory automation software. Tool automation was significant because it replaced most human handling of the wafers with robotics, resulting in dramatically increased yields. Factory automation software is significantly improving productivity, yield and throughput in the front-end by utilizing powerful production scheduling, materials handling and process tool control software.

    Automation of back-end tools and facilities is severely lagging the front-end. Only recently have manufacturers begun to seek automation solutions for the back-end production process. This is because, historically, the cost of back-end assembly and test processes was only a small portion of the total semiconductor device cost and traditional processes were able to provide adequate throughput. Today the cost of back-end assembly and test per semiconductor device often equals or exceeds the cost per semiconductor device from the front-end facility. We believe that as manufacturers seek to raise the standards of yield, productivity, throughput and cost reduction in the back-end, the growth rate of the newly developing back-end automation market will exceed that of the overall automation market. Dataquest predicts that the semiconductor manufacturing front- and back-end automation market, including both tool automation and factory automation, will grow at a compound annual growth rate of 19% between 1999 and 2004 to $3.9 billion as manufacturers continue to realize the benefits of automation.

Traditional Semiconductor Manufacturing Process

    [Graphic depiction of the traditional semiconductor manufacturing process appears here as sequenced, left to right boxes, including; Wafer Processing and Passivation, Dicing (Sawing), Die Bond (attach), Mold, Singulation, Final Test, Laser Mark, and Packaging]Semiconductor devices arrive for test in strip or wafer format, with each strip or wafer containing multiple individual devices. Until recently, most semiconductor manufacturers believed it was necessary to test individual semiconductor devices after they were singulated, or cut from the strip or wafer, because singulation could result in damage or contamination to the semiconductor devices. However, as semiconductor device and package sizes have shrunk, they have become extremely difficult to handle individually. For example, manufacturers' chip scale packages, or CSPs, are nearly the same size as the die they package. Traditional handling tools do not have the flexibility to adequately address the various semiconductor device size and chip-scale packaging technologies demanded by manufacturers. As a result, handling tools designed for singulated processes have become a bottleneck to throughput.

    Manufacturers are beginning to acknowledge that post-test singulation can be done without damage or contamination. This understanding permits manufacturers to process, handle, and test multiple devices while still in strip or wafer format. Strip handling increases process flexibility by permitting the handling and testing of a variety of packages, substrates and semiconductor device sizes. In addition, strip handling significantly increases throughput by reducing the number of process steps and by allowing the tester to test multiple strips and semiconductor devices in parallel. We believe that as manufacturers seek to increase productivity, yield and throughput, they will adopt strip processing throughout assembly and testing. Consequently, we believe strip processing technology will be critical to any back-end automation strategy. This change will require new tools and technologies than those currently in place.

    In implementing broader automation strategies in the back-end, manufacturers face other significant challenges besides the development of strip processing tools. For example, production tools in the back-end historically have not communicated well with one another, if at all, and the transitions between production steps have not been integrated. This lack of communication and integration has prevented back-end manufacturers from realizing many of the benefits of factory automation and has prevented the collection of critical process data.

Our Solution

    We seek to provide our customers a comprehensive automation solution for their test and assembly processes. By deploying our products and services, our customers are able to improve their production yields, factory throughput, tool productivity and utilization while reducing product cost. The key components of our solution are our:

  •
  Tapestry series automated strip handler;

  •
  Smart Solutions integrated product series;

  •
  Infinity System factory automation software and integration services; and

  •
  Complete line of traditional test handlers for singulated processes.

Our solution provides the following benefits to our customers:

  Flexibility to address new form factors, including wafers and strips. We believe that our Tapestry handler is one of the first handlers capable of processing semiconductor devices in strip or wafer formats. Tapestry provides increased flexibility, permitting the handling and testing of a variety of packages, substrates and semiconductor device sizes. Depending on the application, we believe that our Tapestry handler's throughput capability is three to ten times greater than existing singulated handling options available today.

  Ability to collect critical process data. Our Smart Solutions products utilize our factory automation software to provide both the hardware and software necessary to accurately track important yield events in the test and assembly portion of the back-end process. We use state-of-the-art machine vision technology to accurately track all semiconductor devices as they travel through the test and assembly processes. This technology is not only critical to the precise positioning of strips, but also enables our software to generate critical process data. This information, together with yield information obtained in the assembly process and the front-end facility, can provide real-time data on the entire semiconductor manufacturing process for each wafer, giving manufacturers the information they need to improve their processes and increase their yields.

  Deployment of integrated, comprehensive solutions. Our suite of automation tools, software products and services addresses the varied automation needs of individual back-end manufacturing facilities. Our factory automation software has the ability to integrate production tools from various manufacturers into one total solution. This allows our customers to fulfill a significant portion of their test and assembly automation needs through a single supplier, thereby simplifying training, maintenance, capacity expansion and supplier accountability.

  Worldwide service and support engineering. We provide worldwide service and support engineering to our customers as part of the purchase of all of our products, which includes comprehensive installation support. As our products have expanded to offer greater functionality, we have provided application engineering support so that our customers can take advantage of these advances to improve their processes.

Strategy

    Our objective is to be the leading supplier for the newly developing market of automated solutions for the semiconductor test and assembly market. Key elements of our strategy include:

  Providing comprehensive automated solutions. Today, we provide automation solutions for the test and assembly portion of the semiconductor manufacturing process, including test, laser mark, mark inspect, singulation, sort, and tape and reel. In addition, we are expanding our automation solutions to include integration solutions compatible with products from a greater number of other equipment manufacturers. We intend to enhance the software component of our automation solutions by adding data analysis and report generating capabilities to increase our customer's ability to improve their manufacturing process. In the future we plan to expand the Smart Solution suite of products to handle other processes within the semiconductor test and assembly area.

  Capitalizing on emerging chip scale packaging, or CSP, process development. Our Smart Solutions and Tapestry products already meet initial chip scale package process requirements through strip handling. However, the vast number of new chip scale packages recently introduced has imposed additional requirements on semiconductor test and assembly processes. As a leader in providing automation solutions that address chip scale packaging technologies, we are actively evaluating opportunities and beginning development of next-generation handling and automation solutions for advanced semiconductor device packaging.

  Strengthening key customer relationships. Our customers include many of the world's leading providers of semiconductor devices as well as major third-party test and assembly companies. We expect that our customers will look to us to help resolve their process as well as automation problems throughout the back-end. We plan to capitalize on our position as a solutions provider by expanding our application engineering team. As we solve our customers' diverse needs, we will deepen our present customer relationships and also build our knowledge base so that we can develop similar relationships with others in the semiconductor manufacturing industry.

  Leveraging our strong sales and service capability. We predominantly sell our products through our direct sales force and have established sales and service offices in the world's major centers of semiconductor manufacturing. We expect to utilize our existing service offices to expand and continually train our sales force to support our new Smart Solutions suite of products. Also, we plan to expand both service and field application personnel for the Smart Solution products. We are placing software engineers in several Asian locations to directly support Infinity Systems' pursuit of factory automation software sales.

  Continuing to develop and support existing singulated test handling solutions and products. We believe that we have one of the largest installed bases of traditional test handlers in the world. We intend to support our customers who use singulated test handling with new product introductions for specialty applications. In addition, we are developing new modules for our singulated handlers to provide additional back-end processes such as mark and tape and reel.

Products

Automation Products

    Our newly introduced Smart Solutions suite of products, once integrated with a tester, are designed to automate the entire test process from the point where the semiconductor devices have been packaged, through test, laser mark, inspection, singulation and sort, to the point of shipment to the customer. Our Smart Solutions product family offers semiconductor manufacturers greater flexibility, yield and throughput. These products are designed to meet the back-end semiconductor manufacturer's demand for greater production efficiency, lower cost of test and manufacturing flexibility. The following table sets forth our key automation product offerings by category, date introduced and application.

Automation Product Category	Product Name	Introduced	Applications
Smart Solutions	Tapestry	February 1999	Next generation handling system for semiconductor devices that are in strip or wafer package formats.
	SmartSort	May 2000	High-speed sorter for offloading chip scale packages, including a post-test singulation function.
	SmartMark	May 2000	Automated, high-speed laser marker for integration with strip handling.
	Isocut	May 2000	Automated system to partially singulate chip scale packages in strip format, electrically isolating the semiconductor devices to accommodate test.
	SmartTrak	May 2000	Software management system providing a map with information about each semiconductor device in the strip.
	Input/Output Module (Slotted)	February 1999	Automatic loading and unloading module of strips contained in a slotted magazine assembly.
	Input/Output Module (Stacked)	May 2000	Automated loading and unloading of strips contained in a stacked magazine assembly.
Automation Software	Infinity Systems Software Solutions	Acquired in June 1999	Manufacturing software control systems for semiconductor assembly and test plants including equipment integration through overall factory and corporate information systems integration.

    Smart Solutions.  Our Smart Solutions product family was introduced to meet the anticipated evolution of back-end manufacturing from singulated handling to strip processing through the final stages of assembly and electrical test. Additionally, our Smart Solutions products are designed with electronic strip mapping capability as a cornerstone. As high-density semiconductor strips with tiny chip scale packages become the standard, electronic strip mapping addresses the problem of manually tracking individual semiconductor devices within the strip. The new Smart Solutions systems provide customers enhanced performance in either stand-alone or integrated assembly lines. The average sale price for Smart Solutions products vary from $300,000 for a single module to approximately $1.5 million for a system that includes all of our components.

    Tapestry, our strip handling system introduced in February 1999, is the flagship of the Smart Solution product family. Tapestry is a versatile, high volume, parallel test handling and thermal conditioning system for semiconductor devices that are in strip format. Thermal conditioning is required to ensure that a semiconductor device can operate normally in a wide range of temperatures. Tapestry can condition devices at temperatures ranging from -40 degrees centigrade to +130 degrees centigrade. The system is capable of handling fine pitch chip scale packages as well as traditional leaded semiconductor devices in strip format. Using standard industry interfaces, the system is designed to function as a stand-alone system, or can be integrated into an in-line process with our other Smart Solution products or equipment of other manufacturers. In addition, we offer a wafer handling version of Tapestry capable of handling larger profile packages including complete wafers and glass substrates.

    SmartSort, our new high-speed intelligent sorting system, allows customers to sort devices from a strip according to the electronic strip map and place semiconductor devices in containers for shipment to customers. This new capability is especially critical for small semiconductor devices such as chip scale packages due to their size and difficulty in handling. SmartSort utilizes an innovative multi-site device picking approach which provides increased throughput advantages as compared to existing sorting methods. Off-load options for SmartSort include bulk, tray, tube or tape. Other options include vision inspection and wash and dry.

    SmartMark, our new intelligent laser marking system, offers customers a method for marking individual semiconductor devices uniquely within a strip according to their corresponding electronic strip map. SmartMark is utilized with a commercial laser system and two-dimensional reader. We also provide an optional vision system for post-mark inspection.

    Our suite of newly introduced Smart Solution products includes additional modules to assist companies in automating the back-end of the semiconductor manufacturing process using the new strip format. These include the Isocut module for partial singulation of semiconductor devices to allow them to be tested in strip form. We also have input/output devices for both slotted and stacked magazines used with strips.

    Automation Software.  Infinity Systems Software Solutions, our factory automation software, provides highly sophisticated systems integration services to the semiconductor test and assembly industry. Infinity Systems' solutions assist customers in creating either new manufacturing environments or implementing new methods and control systems in existing ones. These installations allow previously isolated stand-alone equipment to exchange information with other equipment and provides for remote monitoring and control of these systems. Our engineering experience, efficient software development process, strong project management and our understanding of semiconductor handling systems allow us to assist customers in specifying equipment behavior and software interfaces as a proactive component of the design and procurement process.

Singulated Handling Products

    We also provide more traditional singulated handling products utilizing both pick-and-place and gravity-feed technology.

Singulated Handling Products	Product Name	Introduced	Applications
Pick and Place	7632	May 1997	Multiple site test handler for a wide variety of semiconductor devices, able to present up to 32 semiconductor devices for test simultaneously, utilizing tray or tube input and output.
	S-200	December 1994*	Dual site test handler for a wide variety of semiconductor devices, utilizing tray input and output.
Gravity Feed	5115	February 2000	High-speed dual site test handler with mark, machine vision and inspection capabilities utilizing bulk or tube input, and tape and reel or tube output.
	5100	December 1996	High-speed dual site test handler for small outline surface-mount packages, utilizing tube input and output.
	S-170	September 1997*	Single site test handler for large surface-mount packages, utilizing tray input and output.
	S-130	January 1987*	Single site test handler for small outline surface-mount packages, utilizing tube input and output.
	4610	April 1985	Dual site test handler for large surface-mount packages, utilizing tube input and output.
*
Aseco products that we acquired on January 31, 2000.

    Our pick-and-place handling products can accommodate a large variety of package types. An example is our 7632 handler which transfers semiconductor devices from carriers, moves them to the test site and then moves them to the appropriate bin after testing. It permits testing from one to 32 semiconductor devices in parallel at temperatures ranging from -60 degrees centigrade to +160 degrees centigrade. It is capable of loading and unloading semiconductor devices from carriers while testing without interrupting system operation. In addition, it is controlled by high-speed computers that monitor all functions of the handler and are capable of producing reports describing test efficiency, handler uptime, test yield, operator identification, lot statistics and other customer defined data.

    Our gravity-feed handling products are designed for test handling of surface mount semiconductor devices that are transported in bulk or in plastic tubes. Our handlers rely on gravity to move untested semiconductor devices from the top of the handler, where the temperature of the semiconductor device is modified to temperatures ranging from -55 degrees centigrade to +155 degrees centigrade, depending on the handler, to the test site and then to the output bins based on the quality of the semiconductor device.

    Our 5100 gravity-feed handler is capable of testing one or two devices in parallel with throughput of up to 14,400 devices per hour with an index time of only 0.5 seconds. It can be configured to handle a variety of devices with several different kits for varying customer requirements. We began shipping our 5100 handler in 1997 and it represented a significant portion of our equipment sales in fiscal years 1998 and 1999 and the six-month transition period ended December 1999.

    Our 5115 integrated gravity-feed handling solution is targeted at new chip scale packages. The 5115 features the same proven gravity-feed and pick-and-place technologies used on our 5100 handler and adds integrated capabilities for laser mark, tape-and-reel output, final vision inspection, and a bowl feed input option. The system offers a system throughput of over 8,000 units per hour in dual site mode, assuming no test. The system's unique plunge-to-board capability allows the devices to be placed directly onto a tester load board or plunged into a socket designed specifically for high performance radio frequency device performance testing.

Other Products and Services

    Wafer Handling and Inspection Equipment.  With our acquisition of Aseco in January 2000, we also acquired several wafer handling and inspection products. This equipment is used to automate the transfer and inspection of wafers between semiconductor manufacturing process steps. This equipment provides visual multi-light wafer inspection, automatic microscope based wafer inspection, a loader for the automatic wafer microscope and an automatic wafer sorter all of which provide safe handling, versatility and a clean environment for semiconductor manufacturing.

    Other handler and tester products and services.  We provide service and spare parts for all of our current and many of our discontinued products. We have also done significant business in refurbishing a semiconductor device tester that is still widely used but that was last manufactured by us in 1993.

Research and Development

    As an important element of our business strategy, we work closely with our customers to develop new products and enhancements of existing products to meet the evolving needs of the test and assembly market, particularly with respect to emerging semiconductor devices, while striving to provide the lowest cost of test. These efforts, historically focused on test handler products, have resulted in the successful introduction of three new product platforms over the past three years, the MCT 5100, MCT 7632 and Tapestry handling systems, which together contributed 70% of net sales in the 1999 six-month transition period prior to our acquisition of Aseco. In January 2000, we launched several development projects expanding beyond test handlers, aimed at automation of a number of back-end processes. We introduced these products in May 2000.

    Although we rely primarily on our internal engineering capabilities to develop new products and enhance existing products, we also utilize contract services to enhance our technical capabilities or temporarily expand our resources. In addition, we work closely with several manufacturers of products which are incorporated into our products or are complementary to our products when we believe a higher quality, lower cost product would result.

    An ongoing goal of our research and development activities is to reduce the time required to develop new products and bring them to market. As the back-end process becomes increasingly automated and complex, the development of improved software for our products becomes increasingly important. We currently develop all software in-house and plan to expand our expertise in this area.

    Our research and development expenses were $3.9 million in fiscal 1997, $3.7 million in fiscal 1998, $2.8 million in fiscal 1999 and $1.5 million in the six-month transition period ended December 31, 1999. Our combined resources totaled 83 employees and contractors in research and development, or approximately 32% of our entire workforce, on April 1, 2000.

Customers

    Our customers include many of the leading manufacturers of semiconductor devices, as well as test and assembly companies in the United States, Europe and Asia. In recent years, our significant customers have shifted from the major semiconductor manufacturers to test and assembly companies, corresponding to the increased utilization of test and assembly companies by the major semiconductor manufacturers. In fiscal 1997, one customer, ST Microelectronics, Inc., accounted for approximately 17% of our net sales. In fiscal 1998, no single customer accounted for 10% or more of our net sales and, in fiscal 1999, Amkor Technology, Inc. accounted for 27% of our net sales. In the six-month transition period ended December 31, 1999, one customer, Lingsen Precision Industries, Ltd., accounted for 19% of our net sales. The acquisition of Aseco expanded our customer base and introduced us to several new customers. One of Aseco's largest customers in the past three years, Analog Devices, Inc., accounted for 17% of Aseco's net sales in fiscal year 1997, 16% in fiscal 1998 and 14% in fiscal 1999. Maxim Integrated Products, Inc. accounted for 23% of Aseco's net sales in fiscal 1998, and Motorola, Inc. accounted for 13% of its net sales in fiscal 1999. No other customers accounted for more than 10% of Aseco's sales during any of its past three fiscal years.

    Our customers tend to limit the number of qualified equipment vendors they purchase from, to gain the efficiencies of standardization across their production process. We therefore expend substantial efforts to maintain our relationships with our existing major customers to increase the likelihood that they will continue to select our products for their future generations of semiconductor devices. However, when a customer develops a new type of semiconductor device or the customer changes the size or package for a semiconductor device, the customer is more willing to consider purchasing test handling equipment and other automation equipment from a new source.

Marketing, Sales and Worldwide Support

    We market our products primarily to semiconductor manufacturers and third party test and assembly companies through our own sales force and in selected markets through independent sales representatives and distributors. Our automation solutions, however, are marketed directly by our employees to the key personnel at customers and potential customers who are in charge of capital equipment for the entire back-end. These sales frequently involve major decisions by the customer as to the configuration and operation of its entire back-end operation. Although in some situations the sales cycle for Smart Solutions products may be longer than for our traditional handler products, we believe that the average order amount will be larger.

    We augment our sales efforts with direct customer support/service engineers and application engineers based in the field. These engineers are specialists in our product portfolio and partner with our customers to help determine product requirements. Our service engineers install our equipment and train the customers' operators and maintenance technicians on the proper use and care of our equipment. Our application engineers help identify emerging markets for new products and are supported by our design center in St. Paul, Minnesota.

    We established a presence in Asia more than 20 years ago, where we operate through our subsidiaries with offices in Singapore and Penang, Malaysia. To supplement the region's sales and service coverage, we use sales representative companies and distributors in the Philippines, Korea, Taiwan and China. We have stationed service engineers in Singapore, Malaysia, Thailand and the Philippines for rapid response to customer needs in Asia. Through our foreign subsidiaries' distributors and sales representatives, we maintain customer support centers in 22 locations worldwide, located in the United States, Asia and Europe, including over 25 direct employees.

Manufacturing and Suppliers

    Our principal manufacturing operations consist of final assembly, system integration and testing at our facilities in St. Paul, Minnesota, and Marlborough, Massachusetts. We combine proprietary software and components developed in our facilities with components and subassemblies obtained from outside suppliers. We outsource the manufacture of most of our components to a number of different suppliers. We obtain certain components and subassemblies necessary for the manufacture of our systems from a sole supplier or limited group of suppliers. We do not maintain any long-term supply agreements with any of our key suppliers. We maintain our own machine shops at each manufacturing facility for handling special materials and product development.

Competition

    The semiconductor device testing and assembly equipment industry is highly competitive, and the market for our automation products and services is expected to become more competitive. We face substantial competition throughout the world primarily from manufacturers in the United States and Japan. The only company currently offering a strip handling solution comparable to our Tapestry product is Fico BV, whose product was introduced in approximately 1995. Fico's product line currently is used only for leaded semiconductor devices. However, we expect other companies will offer automation systems for the back-end when strip testing technology becomes more accepted. Our primary competitors in the traditional handler market are Advantest Corporation, Aetrium Incorporated, Cohu, Inc., Kuwano Electrical Instruments Co., Ltd., Multitest Electronics Systems GmbH, Rasco AG and Tesec Corporation. Many of these competitors are considerably larger and have considerably greater financial resources than we do.

    The principal elements of competition in our markets include throughput capability, quality, reliability, price, product performance, customer service and support, financial strength, versatility and the ability to deliver on schedule. Although we believe that we compete favorably with respect to each of these factors, new product introductions by our competitors could cause a decline in sales or loss of market acceptance of our existing products. If competitors introduce more technologically advanced products, the demand for our similar products would likely be reduced.

Intellectual Property Rights

    We attempt to protect the proprietary aspects of our products with patents, trademarks and copyrights, as well as contractual and other trade secret protection strategies. We have ten patents issued and active, including two design patents and six patent applications pending in the U.S., some of which are also pending in Germany, Japan, South Korea, and Taiwan.

    We have developed and are using a number of trademarks, slogans and other commercial symbols to advertise and sell our products. We own one federally registered trademark, and have a number of trademark applications pending in the U.S. Patent and Trademark Office. Our proprietary computer programs are protected under federal copyright law as unpublished original works. We also maintain the secrecy of our software source codes through licensing and other restrictions.

    We frequently review our inventions and attempt to determine which inventions will provide substantial differentiation between our products and those of our competitors. In certain cases, we may also choose to keep an invention or process a trade secret. Key employees are required to enter into nondisclosure and invention assignment agreements, and customers, vendors and other third parties also must agree to nondisclosure restrictions prior to disclosure of our trade secrets or other confidential or proprietary information.

    The intellectual property position of any manufacturer, including us, is subject to uncertainties and may involve complex legal and factual issues. Allowed claims for our existing or future patents issued may be challenged, invalidated or circumvented, and any rights granted by those patents may not provide us with adequate protection. Additionally, it may be possible for competitors or customers to copy aspects of our products or to obtain information that we may regard as a trade secret. Litigation may be necessary in the future to enforce our patents and other intellectual property rights or to defend us against claims of infringement.

Backlog

    At April 1, 2000, our backlog of unfilled orders was $11.8 million, compared with $1.9 million at March 28, 1999, which was prior to the acquisition of Aseco. A significant portion of the backlog at April 1, 2000 is expected to be shipped in the next two quarters. Since a large majority of the shipments made in a given quarter are usually made during the latter part of the quarter, and since a significant portion of shipments in a given quarter are booked during that same quarter, backlog as of a date in the middle of the quarter will typically be greater than backlog at quarter end. We include in backlog only those orders to which a purchase order number has been assigned by the customer and for which a delivery schedule has been specified. All orders are subject to cancellation by the customer with limited charges. Our backlog at a particular date is not necessarily indicative of actual sales for that or any succeeding period.

Facilities

    We occupy approximately 69,000 square feet of leased space in St. Paul, Minnesota, for our principal executive offices, research and development and manufacturing activities. In May 2000, we notified our landlord of our intent to exercise our one-time option to lease the remaining additional 11,000 square feet within the same building, beginning twelve to twenty-four months later, at a date to be mutually determined. This lease expires in 2006. We also utilize approximately 61,000 square feet of space in Marlborough, Massachusetts, for research and development and manufacturing activities, under a lease that expires in 2003. We operate our Infinity Systems division out of approximately 10,000 square feet of leased space in Tempe, Arizona, for software and automation systems development. This lease expires in 2003. We believe that our current and committed facilities are adequate to support our growth for at least the next twelve months.

Litigation

    We are not involved in any litigation of a material nature.

Employees

    At April 1, 2000, we had a total of 261 employees including 17 contract personnel in the following areas: 96 in manufacturing, 83 in engineering and research and development, 51 in sales, marketing, application engineering and service, and 31 in administration. Many of our employees are highly skilled, and we believe our future success will depend in large part on our ability to attract and retain similar employees. None of our employees are covered by a collective bargaining agreement, and we have experienced no work stoppages. We consider our relationship with our employees to be good.

MANAGEMENT

Executive Officers, Key Employees and Directors

    The following table contains information regarding our directors, executive officers and certain key employees:

Name	Age	Position
Roger E. Gower	59	Chairman of the Board, President, Chief Executive Officer, Secretary and Director
Jeffrey S. Mathiesen	39	Vice President and Chief Financial Officer
Dennis L. Nelson	53	Executive Vice President of Sales and Marketing
Lawrence J. Brezinski	48	Vice President of Engineering
Timothy L. Olson	38	Vice President and General Manager, Infinity Systems
D. James Guzy(1)(2)	64	Director
Donald J. Kramer(1)(2)	67	Director
David M. Sugishita	52	Director
Donald R. VanLuvanee(1)(2)	55	Director
Patrick Verderico(1)(2)	56	Director
Sebastian J. Sicari	48	Director
Dr. Sheldon Buckler	68	Director

(1)
Member of our Audit Committee.

(2)
Member of our Compensation Committee.

    Roger E. Gower joined MCT as Chairman of the Board, President, Chief Executive Officer and as a director in April 1995. Prior to that time, Mr. Gower was employed by Datamedia Corporation, a network and personal computer security software development company, where he served as President and Chief Executive Officer from 1991. Prior to 1991, he was President and Chief Executive Officer of Intelledex, Inc., a manufacturer of robotic and automation systems for the semiconductor and disk drive manufacturing industries. Earlier in his career, Mr. Gower served as President of Qume, a printer manufacturer and wholly-owned subsidiary of ITT, and as a general manager with Texas Instruments. He currently serves as a director of Quad Systems Corporation and August Technology Corporation. Mr. Gower holds a degree in Electrical Engineering.

    Jeffrey S. Mathiesen joined MCT as Vice President and Chief Financial Officer in September 1996. Prior to that time, he was employed by Recovery Engineering, Inc., a manufacturer and marketer of proprietary water purifiers and filters, from 1991 to 1996 where he was Vice President and Chief Financial Officer and previously Controller. Previously, he was Corporate Controller at Osmonics, Inc., a manufacturer of water filtration and purification systems. Mr. Mathiesen is a Certified Public Accountant.

    Dennis L. Nelson joined MCT as Executive Vice President of Sales and Marketing in June 1996. Prior to that time, Mr. Nelson was employed by Credence Systems Corporation, a manufacturer of test systems for the semiconductor industry, for seven years as Vice President of Sales. Prior to 1989, he worked for over thirteen years for Teradyne, Inc., also a manufacturer of test systems for the semiconductor industry, working in engineering and several different sales and sales management positions. He holds a degree in Electrical Engineering.

    Lawrence J. Brezinski joined MCT as Vice President of Engineering in August 1998. Prior to that time, he was employed for four years by General Dynamics Information Systems, a developer of information system solutions for the defense industry, where he was the Manager of Systems Engineering. Prior to 1994, Mr. Brezinski worked for twenty-one years for both defense and commercial companies including McDonnell Douglas Corporation, Control Data Corporation, Robertshaw Controls Corporation, and Martin Marietta Corporation in engineering and program management positions. He holds a degree in Electrical Engineering and a master's degree in Business Administration.

    Timothy L. Olson has been Vice President and General Manager of the Infinity Systems division of MCT since June 1999. From 1997 through 1999, Mr. Olson held the same position with the Systems Integration division of Fico BV, an affiliate of BE Semiconductors, based in the Netherlands. From 1988 to 1997, Mr. Olson was an Operations Manager at Motorola Semiconductor Products Sector, leading the development of the advanced PRISM manufacturing factories. Previously within Motorola, Mr. Olson led process engineering and package development operations. Mr. Olson holds two degrees in engineering and management from the University of North Dakota. He is Acting Chairman of the SEMI International TAP (Test, Assembly & Packaging) Automation & Integration Committee.

    D. James Guzy became a director of MCT in July 1993. He has been President of the Arbor Company, a Nevada limited partnership engaged in the electronics and computer industry, since 1969, and Chairman of SRC Computers, Inc., a supercomputer manufacturer, since 1997. Mr. Guzy is also a director of Intel Corporation, Cirrus Logic, Inc., Novellus Systems, Inc., PLX Technology Inc., Alliance Capital Management Technology Fund and the Davis Selected Group of Mutual Funds.

    Donald J. Kramer was appointed to the board in February 1997. He was also a director of MCT from 1986 to 1990, and from 1991 through 1995. He is currently a private investor. Until 1996, and for more than five years, he was a principal of TA Associates, a private equity capital firm located in Boston, Massachusetts. He is also a director of Robotic Vision Systems, Inc.

    David M. Sugishita was appointed Senior Vice President of Finance and Chief Financial Officer in April 1994, and became a director of the Company in August 1994. Following the end of the term of his employment agreement in February 1995, Mr. Sugishita continued as an unpaid officer until September 25, 1996. From July 1997 to February 2000 he was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation company. From August 1995 through June 1997, he was Senior Vice President and Chief Financial Officer of Actel Corporation, a manufacturer of field programmable gate arrays devices. From 1991 until he joined the Company in 1994, he served as Vice President and Corporate Controller as well as Chief Accounting Officer at Applied Materials, Inc., a manufacturer of semiconductor wafer fabrication equipment.

    Donald R. VanLuvanee became a director of MCT in November 1995. He has been President and Chief Executive Officer of Electro Scientific Industries, Inc., a company that designs and manufactures sophisticated manufacturing equipment for the worldwide electronics industry, since July 1992. From 1991 to July 1992, he was President and Chief Executive Officer of Mechanical Technology Incorporated, a supplier of contract research and development services and a manufacturer of technologically advanced equipment. He is also a director of Electro Scientific Industries, Inc. and FEI Company.

    Patrick Verderico has been a director of MCT since December 1992. Since July 1997, he has been President and Chief Executive Officer of Integrated Packaging Assembly Corporation, a semiconductor packaging foundry. From May 1997 to July 1997, he was Executive Vice President and Chief Operating Officer of that corporation. From August 1996 through April 1997, he was an independent business consultant. From April 1996 through July 1996 he served as Chief Operating Officer and Executive Vice President of Maxtor Corporation. From January 1994 through March 1996, he was Vice President, Finance and Chief Financial Officer of Creative Technology, Ltd., a manufacturer and distributor of multimedia products. From October 1992 to January 1994, he was Vice President, Finance and Administration, and Chief Financial Officer of Cypress Semiconductor, Inc., a manufacturer of semiconductors. He is also a director of Integrated Packaging Assembly Corporation and Catalyst Semiconductor, Inc.

    Sebastian J. Sicari has been a director of MCT since March 2000 and was President and Chief Executive Officer of Aseco Corporation from August 1998 until it was acquired by MCT in January 2000. He had been President and Chief Operating Officer of Aseco from June 1998 until August 1998 and Treasurer from July 1988 until August 1998. Mr. Sicari served as Vice President, Finance and Administration, and Chief Financial Officer of Aseco Corporation from December 1985 until June 1998.

    Dr. Sheldon Buckler has been a director of MCT since March 2000. He served as Vice Chairman of Polaroid Corporation from 1990 until 1994. From 1995 to 1999, he served as Chairman of Commonwealth Energy Systems, an energy utility. He currently serves as Chairman of Lord Corp. Dr. Buckler served as a director of Aseco from 1995 to January 2000. He is also a director of each of Nashua Corporation and Parlex Corporation.

    Executive officers serve indefinite terms. Directors serve until the next annual meeting at which their successors are elected or until their prior resignation, removal or incapacity.

Compensation of Directors

    Directors are paid out-of-pocket expenses plus $1,500 for each board meeting which they attend. Each person who becomes an outside director is also automatically granted an option to purchase 10,000 shares under our Stock Option Plan for Outside Directors. In addition, each outside director is also automatically granted an option to purchase 10,000 shares immediately upon each re-election as a director, or on the anniversary of the prior year's grant in any year in which there is no meeting of the stockholders at which directors are elected. The period within which an option must be exercised will be the earlier of (1) 10 years from the date of the grant, or (2) the date which is one year after the director ceases to be a director for any reason, provided that if a director voluntarily declines to stand for re-election after the age of 60, he shall not be required to exercise his options within one year after he ceases to be a director and shall continue to vest in his options after he ceases to be a director. The exercise price for each option is the fair market value of the stock on the date of grant, and each option generally vests over a two-year period at 50% per year.

Executive Compensation

    Summary Compensation.  The following table contains summary information concerning the annual compensation paid by us for the fiscal years ended June 1997, 1998, and 1999 and the six-month transition period ended December 31, 1999 to our Chief Executive Officer and each other executive officer at December 31, 1999 whose annualized salary and bonus for the 1999 transition period exceeded $100,000:

		Annual Compensation				Number of Shares
Name & Principal Position	Year	Salary and Commission	Bonus	Other Annual Compensation		Underlying Options Granted	All Other Compensation(1)
Roger E. Gower,	1997	$252,500	$—	$42,475	(2)	—	*
Chairman, President, CEO	1998	252,500	—	45,773	(2)	100,000	$1,020
& Secretary	1999	252,500	—	12,275	(3)	100,000	1,237
	Transition	126,250	—	5,525	(3)	—	—
Dennis L. Nelson,	1997	195,500	—	—		—	*
Executive Vice President	1998	204,332	—	—		—	1,681
of Sales and Marketing	1999	197,297	—	—		110,000	2,281
	Transition	104,164	—	—		—	1,278
Jeffrey S. Mathiesen,	1997	76,154	—	—		75,000	*
Vice President and Chief	1998	106,923	—	—		—	1,137
Financial Officer(4)	1999	113,077	—	—		50,000	1,590
	Transition	65,000	—	—		—	893
Lawrence J. Brezinski,	1999	99,423	—	—		—	—
Vice President of	Transition	59,438	—	—		—	949
Engineering(5)

*
Indicates less than $1,000 of retirement plan contributions.

(1)
Represents vested retirement plan contributions made by MCT.

(2)
Includes costs for local residence, automobile allowance, and travel to Boston.

(3)
Includes primarily automobile related costs.

(4)
Mr. Mathiesen joined MCT in September 1996.

(5)
Mr. Brezinski joined MCT in August 1998.

    There were no grants of options for our common stock to executive officers during the six months ended December 31, 1999.

    Aggregated Option Exercises and Year-End Option Values.  The following table contains information concerning the aggregated option exercises during the 1999 six-month transition period and the year-end option values for the executive officers named in the Summary Compensation Table:

			Number of Shares Underlying Unexercised Options at Fiscal Year End
					Value of In-the-Money Unexercised Options at December 31, 1999
	Shares Acquired on Exercise
		Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Roger E. Gower	—	$—	375,000	125,000	$1,174,925	$446,775
Dennis L. Nelson	—	—	107,500	92,500	238,875	302,625
Jeffrey S. Mathiesen	9,991	35,268	71,259	43,750	221,968	149,578
Larry Brezinski	—	—	43,750	81,250	169,500	319,500

    Agreements with Officers.  Effective April 3, 1995, we entered into an employment agreement with Mr. Gower. The current agreement may be terminated by either party with 60 days prior written notice. The agreement will also terminate upon the death, disability, or breach of the agreement by Mr. Gower. In the event Mr. Gower's employment is terminated by us with 60 days prior written notice, we will continue to pay Mr. Gower his then-current base salary for 12 months thereafter.

    Mr. Nelson has an employment agreement with us which states that, in the event of a change in control of us which results in a change in his position as Executive Vice President, or a substantial diminution in his responsibilities, he may elect to terminate the agreement and receive his then-current base salary and insurance benefits for 12 months thereafter. The same benefits are payable if we elect to terminate Mr. Nelson's employment while a change in control is being negotiated.

PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of June 28, 2000, and as adjusted to reflect the sale of shares offered by the prospectus for:

  •
  each named executive officer;

  •
  each of our directors;

  •
  all directors and executive officers as a group; and

  •
  each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

    The percentage of beneficial ownership is based on 11,096,534 shares of common stock outstanding as of June 28, 2000, and 14,096,534 shares of common stock outstanding after completion of this offering assuming no exercise of the underwriter's over allotment option.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering(1)
					Options Exercisable Within 60 Days
Beneficial Owner	Number of Shares	Percent	Number of Shares	Percent
Directors and Executive Officers:
Roger E. Gower(2)	415,000	3.6%	415,000	2.9%	400,000
Dennis L. Nelson(2)	155,000	1.4%	155,000	1.1%	130,000
Jeffrey S. Mathiesen(2)	74,250	*	74,250	*	59,259
Lawrence J. Brezinski(2)	62,500	*	62,500	*	43,750
D. James Guzy(3)	97,472	*	97,472	*	45,000
Donald J. Kramer	25,000	*	25,000	*	25,000
David M. Sugishita	25,000	*	25,000	*	25,000
Donald R. VanLuvanee	45,000	*	45,000	*	45,000
Patrick Verderico	—	—	—	—	—
Sebastian J. Sicari	—	—	—	—	—
Dr. Sheldon Buckler	2,500	*	2,500	*	—
All directors and executive officers as a group (11 persons in number)	901,722	7.5%	901,722	6.0%	792,500
Five Percent Stockholders:
Perkins Capital Management, Inc.(4)	977,859	8.1%	977,859	6.5%	—
730 East Lake
Wayzata, MN 55391-1789

*
Denotes less than 1% of shares outstanding.

(1)
Assumes no shares are purchased in this offering by the listed persons.

(2)
If the underwriters' over-allotment option is exercised in full, the following officers will sell the following number of shares within the over-allotment: Roger E. Gower—100,000 shares; Dennis L. Nelson—25,000 shares; Lawrence J. Brezinski—20,000 shares; and Jeffrey S. Mathiesen—15,000 shares.

(3)
Includes 41,978 shares owned by Arbor Company, of which Mr. Guzy is a general partner.

(4)
Perkins Capital Management, Inc. is a registered investment advisor. Includes shares held for clients and shares held by Perkins Opportunity Fund.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 20,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.

Common Stock

    As of June 28, 2000, there were outstanding 11,096,534 shares of common stock held by 255 stockholders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive any dividends that the board of directors declares out of available funds. In the event of a liquidation, dissolution or winding up of our company, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of common stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.

Preferred Stock

    The board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations and restrictions of each series, without any further vote or action of the stockholders. The issuance of any preferred stock could dilute the voting power or otherwise adversely affect the rights of the common stock. The issuance of preferred stock could have the effect of acting as an anti-takeover device to delay or prevent a change in control of our company. There are no shares of preferred stock currently outstanding and we have no present plans to issue preferred stock.

Potential Anti-Takeover Effects of Minnesota Law

    Section 671 of the Business Corporation Law of the State of Minnesota applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority of our shareholders. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

    Section 673 of the Minnesota Business Corporation Law generally prohibits any business combination by us, or any subsidiary of us, with any shareholder that purchases 10% or more of our voting shares (an "interested shareholder") within four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

    Section 675 of the Minnesota Business Corporation Law generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

Transfer Agent and Registrar

    The transfer agent and registrar of our common stock is Norwest Bank Minnesota, National Association.

UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement dated            , 2000, the underwriters named below, for whom Needham & Company, Inc., A.G. Edwards & Sons, Inc. and R.J. Steichen & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares of common stock that is set forth opposite their names below.

Number of Shares to be Purchased
Needham & Company, Inc.
A.G. Edwards & Sons, Inc.
R.J. Steichen & Co.

Total	3,000,000

    The underwriters are offering the common stock subject to their acceptance of the common stock and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If the underwriters purchase any of the shares of common stock pursuant to the underwriting agreement, they must purchase all of the shares, other than the shares of common stock covered by the over-allotment option described below.

    The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the price less a concession not in excess of $      per share. The underwriters may allow, and dealers may re-allow, a concession not in excess of $      per share to other dealers. After the initial public offering of the common stock, the underwriters may change the offering price and other selling terms may from time to time.

    The following table shows the per share and total underwriting discount to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Payable by MCT
Per share	$	$
Total	$	$
Payable by Selling Stockholders
Per share	$	$
Total	$	$

    We, Messrs. Gower, Nelson, Mathiesen and Brezinski have granted to the underwriters an option to purchase up to an additional 450,000 shares of common stock, at the same price to the public, and with the same underwriting discount, as set forth in the table above. Of these 450,000 shares, 290,000 are being offered by us and 160,000 are being offered by the selling stockholders. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in connection with the liabilities.

    Our executive officers, directors and some of our shareholders, who will collectively own approximately 42,500 shares of our common stock after this offering, have agreed that they will not, without the prior written consent of Needham & Company, Inc. offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock owned by them for a period of 90 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Needham & Company, Inc., offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock for a period of 90 days following the date of this prospectus, except that we may grant options under out stock option plans and we may issue shares of common stock upon exercise of options.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    In connection with this offering some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M issued by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

LEGAL MATTERS

    The validity of the common stock offered with this prospectus has been passed upon for us by Best & Flanagan LLP, Minneapolis, Minnesota. Certain legal matters for the underwriters will be passed upon by Faegre & Benson LLP, Minneapolis, Minnesota.

EXPERTS

    The consolidated financial statements of Micro Component Technology, Inc. and subsidiaries as of June 27, 1998, June 26, 1999 and December 31, 1999, and for each of the years in the three-year period ended June 26, 1999, and six-month transition period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Aseco Corporation at March 29, 1998 and March 28, 1999, and for each of the three years in the period ended March 28, 1999, as set forth in their report. We have included the Aseco Corporation consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to, or incorporated into, the registration statement for copies of the actual contract, agreement or other document. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at is public reference facilities at 450 Fifth Street NW, Washington, DC 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market you should call (212) 656-5060.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MICRO COMPONENT TECHNOLOGY, INC.

Page
Independent Auditors' Report	F-3
Consolidated Balance Sheets at June 27, 1998, June 26, 1999, and December 31, 1999	F-4
Consolidated Statements of Operations for the years ended June 28, 1997, June 27, 1998 and June 26, 1999 and for the six-month transition period ended December 31, 1999	F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended June 28, 1997, June 27, 1998 and June 26, 1999 and for the six-month transition period ended December 31, 1999	F-6
Consolidated Statement of Cash Flows for the years ended June 28, 1997, June 27, 1998 and June 26, 1999 and for the six-month transition period ended December 31, 1999	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Balance Sheets (unaudited) at December 31, 1999 and April 1, 2000	F-19
Consolidated Statements of Operations (unaudited) for the three months ended March 27, 1999 and April 1, 2000	F-20
Consolidated Statements of Cash Flows (unaudited) for the three months ended March 27, 1999 and April 1, 2000	F-21
Notes to Condensed Consolidated Financial Statements (unaudited)	F-22
ASECO CORPORATION
Report of Independent Auditors	F-25
Consolidated Balance Sheets as of March 29, 1998 and March 28, 1999	F-26
Consolidated Statements of Operations for the years ended March 30, 1997, March 29, 1998, and March 28, 1999	F-27
Consolidated Statements of Changes in Stockholders' Equity for the years ended March 30, 1997, March 29, 1998, and March 28, 1999	F-28
Consolidated Statements of Cash Flows for the years ended March 30, 1997, March 29, 1998, and March 28, 1999	F-29
Notes to Consolidated Financial Statements	F-30
Condensed Consolidated Balance Sheets (unaudited) at March 28, 1999 and December 26, 1999	F-47
Condensed Consolidated Statements of Operations (unaudited) for the nine months ended December 27, 1998 and December 26, 1999	F-48
Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended December 27, 1998 and December 26, 1999	F-49
Notes to Condensed Consolidated Financial Statements (unaudited)	F-50

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Micro Component Technology, Inc.:

    We have audited the accompanying consolidated balance sheets of Micro Component Technology, Inc. and its subsidiaries (the Company) as of June 27, 1998, June 26, 1999 and December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 26, 1999 and the six-month transition period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 27, 1998, June 26, 1999, and December 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 26, 1999 and the six-month transition period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

                      /s/ Deloitte & Touche LLP

Minneapolis, Minnesota
May 17, 2000

MICRO COMPONENT TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	June 27, 1998	June 26, 1999	December 31, 1999
ASSETS
Current assets:
Cash and cash equivalents	$2,532	$1,927	$1,045
Accounts receivable, less allowance for doubtful accounts of $250, $146, and $136, respectively	3,614	3,596	4,087
Inventories	3,830	3,616	3,648
Other	152	131	604

Total current assets	10,128	9,270	9,384
Property, plant and equipment, less accumulated depreciation	1,047	673	865
Other assets	51	47	75

Total assets	$11,226	$9,990	$10,324

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$50	$51	$51
Accounts payable	1,227	1,548	1,232
Accrued compensation	729	666	686
Accrued warranty	244	271	245
Customer prepayments and unearned service revenue	180	224	361
Other accrued liabilities	313	245	423

Total current liabilities	2,743	3,005	2,998
Long-term debt	83	33	70
Commitments and contingencies (Note 8)
Stockholders' equity:
Common, $.01 par value, 20,000,000 authorized, 7,394,300, 7,416,922, and 7,540,647 issued, respectively	74	74	75
Additional paid-in capital	44,012	44,035	44,217
Cumulative other comprehensive loss	(64)	(69)	(69)
Accumulated deficit	(35,622)	(37,088)	(36,967)

Total stockholders' equity	8,400	6,952	7,256

Total liabilities and stockholders' equity	$11,226	$9,990	$10,324

See Notes to Consolidated Financial Statements.

MICRO COMPONENT TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Years Ended			Six Months Ended December 31, 1999
	June 28, 1997	June 27, 1998	June 26, 1999
Net sales	$16,129	$16,975	$15,171	$11,356
Cost of sales	6,910	9,595	7,539	5,452

Gross profit	9,219	7,380	7,632	5,904
Operating expenses:
Selling, general, and administrative	7,121	7,871	6,279	4,306
Research and development	3,934	3,711	2,800	1,496

Total operating expenses	11,055	11,582	9,079	5,802
Income (loss) from operations	(1,836)	(4,202)	(1,447)	102
Other income (expense):
Interest income	362	139	75	28
Interest expense	(33)	(23)	(8)	(5)
Other income (expense)	(56)	207	(86)	(4)

Income (loss) before income taxes	(1,563)	(3,879)	(1,466)	121
Income tax provision	—	—	—	—

Net income (loss)	$(1,563)	$(3,879)	$(1,466)	$121

Net income (loss) per share:
Basic	$(0.22)	$(0.54)	$(0.20)	$0.02

Diluted	$(0.22)	$(0.54)	$(0.20)	$0.01

Weighted average common and common equivalent shares outstanding:
Basic	7,030	7,248	7,396	7,474

Diluted	7,030	7,248	7,396	8,144

See Notes to Consolidated Financial Statements.

MICRO COMPONENT TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

			Common Stock						Treasury Stock
	Preferred Stock
					Additional Paid-In Capital	Comprehensive Income (Loss)	Accum. Deficit	Cumulative Other Comprehensive Income (Loss)	Class A Shares	Common Cost
	Shares	Value	Shares	Par Value
Balance at June 29, 1996	315,789	$1,500	7,187,244	$72	$43,461		$(26,934)	$(82)	176,074	$(4,308)
Net loss						$(1,563)	(1,563)
Shares issued on exercise of options			20,000		40
Shares issued through employee stock purchase plan			15,932		33

Comprehensive income (loss)						$(1,563)

Retirement of treasury shares			(176,074)	(2)	(1,060)		(3,246)		(176,074)	4,308

Balance at June 28, 1997	315,789	1,500	7,047,102	70	42,474		(31,743)	(82)		—
Net loss						$(3,879)	(3,879)
Shares issued on exercise of options			12,750		20
Shares issued through employee stock purchase plan			18,659		22
Translation adjustment						18		18

Comprehensive income (loss)						$(3,861)

Shares issued through conversion of preferred stock	(315,789)	(1,500)	315,789	4	1,496

Balance at June 27, 1998	—	—	7,394,300	74	44,012		(35,622)	(64)	—	—
Net loss						$(1,466)	(1,466)
Shares issued through employee stock purchase plan			22,622		23
Translation adjustment						(5)		(5)

Comprehensive income (loss)						$(1,471)

Balance at June 26, 1999	—	—	7,416,922	74	44,035		(37,088)	(69)	—	—
Net income						$121	121
Shares issued on exercise of options, net			67,391	1	146
Shares issued on conversion of warrants, net			56,334		36

Comprehensive income (loss)						$121

Balance at December 31, 1999	—	$—	7,540,647	$75	$44,217		$(36,967)	$(69)	$—	$—

See Notes to Consolidated Financial Statements

MICRO COMPONENT TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended			Six Months Ended December 31, 1999
	June 28, 1997	June 27, 1998	June 26, 1999
Cash flows from operating activities:
Net income (loss)	$(1,563)	$(3,879)	$(1,466)	$121
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	469	492	465	247
Noncash charge related to inventory	—	2,038	—	—
Other, net	(12)	—	(1)	—
Changes in assets and liabilities:
Accounts receivable	143	414	18	(491)
Inventories	(581)	(2,274)	214	(32)
Other assets	428	194	21	(470)
Accounts payable	519	(336)	321	(316)
Other accrued liabilities	(115)	(111)	(54)	237

Net cash provided by (used in) operating activities	(712)	(3,462)	(482)	(704)
Cash flows from investing activities:
Additions to property, plant and equipment	(523)	(295)	(92)	(67)
Payment for acquisition	—	—	—	(261)
Purchase of short-term investments	(1,169)	—	—	—
Maturity of short-term investments	—	1,169	—	—

Net cash provided by (used in) investing activities	(1,692)	874	(92)	(328)
Cash flows from financing activities:
Payments of long-term debt	(102)	(300)	(49)	(33)
Proceeds from issuance of stock	73	42	23	183

Net cash provided by (used in) financing activities	(29)	(258)	(26)	150
Effects of exchange rate changes	—	18	(5)	—

Net decrease in cash and cash equivalents	(2,433)	(2,828)	(605)	(882)
Cash and cash equivalents at beginning of period	7,793	5,360	2,532	1,927

Cash and cash equivalents at end of period	$5,360	$2,532	$1,927	$1,045

Supplemental disclosure—
Noncash investing and financing activities:
Equipment acquired by capital lease	$—	$—	$—	$70
Notes payable for acquisition	—	—	—	72
Stock issued in cashless option and warrant exercises	—	—	—	627
Stock redeemed in cashless option and warrant exercises	—	—	—	(627)

See Notes to Consolidated Financial Statements.

MICRO COMPONENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Significant Accounting Policies

    We design, manufacture, market and service automatic test handling equipment for the semiconductor industry. Our handlers are designed to handle most semiconductor or integrated circuit device packages currently in production. We operate in one business segment.

    A network of offices and representatives supports our customers across North America, Europe, and Asia. Our company was formed in 1972 and is headquartered in St. Paul, Minnesota.

Consolidation

    The consolidated financial statements include the accounts of the parent company and our subsidiaries after elimination of all significant intercompany balances and transactions. All significant subsidiaries are 100% owned.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

Fiscal Year

    Effective December 31, 1999 our fiscal year is a calendar year, ending on December 31. Prior to that time, our fiscal year ended on the last Saturday of June.

Revenue Recognition

    Revenue for product sales is recognized upon shipment if all conditions precedent to the sale have been met or are assured of being met. If significant conditions regarding acceptance and right of return exist, revenue is not recognized until such conditions are met. Service revenue is deferred and amortized to earnings on a straight-line basis over the life of the service contract. See below for discussion of Staff Accounting Bulletin No. 101—Revenue Recognition in Financial Statements.

Research and Development Expenses

    Research and development expenses for new product development are charged to expense as incurred.

Cash and Cash Equivalents

    We consider all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

Inventories

    Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method. Provision for obsolescence is made based on estimates of future sales and the related value of component parts.

Property, Plant and Equipment

    Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets for financial reporting and accelerated methods for tax purposes. Estimated lives used in computing depreciation are as follows:

Leasehold improvements	3 to 10 years
Machinery and equipment	2 to 7
Furniture and fixtures	3 to 5

Product Warranty

    Estimated costs of warranty obligations to customers are charged to expense and a related accrual is established at the time the product is sold.

Income Taxes

    We account for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Deferred income tax benefits and deferred income taxes are recorded based on differences in the bases of assets and liabilities between the financial statements and the tax returns as well as from loss carryforwards. The valuation allowance for deferred income tax benefits is determined by us based upon the expectation of whether the benefits are more likely than not to be realized.

Stock-Based Compensation

    In fiscal 1997, we adopted Statement on Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, we have elected to continue following the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees and non-employee directors. Because stock options have been granted at exercise prices at least equal to the fair market value of the stock at the grant date, no compensation cost has been recognized for stock options issued to employees and non-employee directors under the stock option plans. Stock-based transactions with non-employees are accounted for in accordance with SFAS No. 123.

Foreign Currency Translation

    Assets and liabilities of the foreign subsidiary are translated to U.S. dollars at year-end rates, and the statements of operations are translated at average exchange rates during the year. Translation adjustments arising from the translation of the foreign affiliates' net assets into U.S. dollars are recorded in cumulative other comprehensive income. During 1999, the foreign subsidiary's functional currency changed to the U.S. dollar due principally to a significant shift in the amount of activity denominated in U.S. dollars versus the local currency.

New Accounting Standards

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"—Issued in June 1998, SFAS No. 133 which establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. We have not yet completed an assessment of the impact of adopting the provisions of SFAS No. 133 on our financial statements. The standard is effective for us in 2001.

    Staff Accounting Bulletin No. 101-Revenue Recognition in Financial Statements (SAB 101)—In December 1999, the Securities and Exchange Commission staff (the Staff) issued SAB 101 establishes the Staff's interpretation that if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer's right to (1) test the delivered product, (2) require the seller to perform additional services subsequent to delivery of an initial product or performance of an initial service such as a seller is required to install or activate delivered equipment, or (3) identify other work necessary to be done before accepting the product. The Staff presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the staff generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.

    A seller should substantially complete or fulfill the terms specified in the arrangement in order for delivery or performance to have occurred. When applying the substantially complete notion, the Staff believes that only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the actions would not result in the customer receiving a refund or rejecting the delivered products or services performed to date. In addition, the seller should have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating the remaining costs. If revenue is recognized upon substantial completion of the arrangement, all remaining costs of performance or delivery should be accrued.

    Consistent with industry standards, we have historically recognized revenue at product shipment, unless acceptance criteria were significant. The Staff's interpretation, as explained above, will create a timing difference in when we recognize revenue.

    On March 24, 2000, the SEC deferred implementation of SAB 101 until the second calendar quarter of 2000, and on June 26, 2000, implementation was further deferred until the fourth quarter of calendar 2000. We are continuing to evaluate the potential impact of SAB 101 on our revenue recognition policy. We believe that the SEC is continuing to study the impact of SAB 101 on revenue recognition. We have not completed our evaluation of the impact of SAB 101; however, we expect it to have a material impact on our financial statements in its current form.

Note 2—Earnings (Loss) Per Share

    Earnings per share are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of common shares potentially issuable upon the exercise of stock options and warrants outstanding, and the dilutive effect of the assumed conversion of outstanding Class A preferred stock to common stock. Earnings (loss) per share data for fiscal year 1997 have been restated

to conform to the provisions of SFAS No. 128. The following table reconciles the denominators used in computing basic and diluted earnings (loss) per share for the periods reported (in thousands):

				Six Months Ended December 31, 1999
	Fiscal Years Ended
	June 28, 1997(1)	June 27, 1998(1)	June 26, 1999(1)
Weighted average common shares outstanding	7,030	7,248	7,396	7,474
Effect of dilutive stock options and warrants	—	—	—	670
Effect of dilutive redeemable preferred stock(2)	—	—	—	—

	7,030	7,248	7,396	8,144

(1)
We reported a loss for the period. No adjustment made for the effect of stock options or warrants, as effect is anti-dilutive. Stock options and warrants outstanding totaled 1,173,307 shares at June 28, 1997; 1,476,307 shares at June 27, 1998; and, 1,590,807 shares at June 26, 1999.

(2)
Shares of preferred stock converted to common stock in November 1997 is excluded from the calculation due to the net loss in periods when preferred stock was outstanding.

Note 3—Balance Sheet Information

    Valuation reserves for notes and accounts receivable are as follows (in thousands):

	Fiscal Years Ended
				Six Months Ended December 31, 1999
	June 28, 1997	June 27, 1998	June 26, 1999
Beginning Balance	$585	$238	$250	$146
Additions	(344)	12	20	—
Deductions	(3)	—	(124)	(10)

Ending Balance	$238	$250	$146	$136

    Additions to the reserves are charged to selling, general and administrative expense. Deductions represent uncollectible accounts written off.

    Major components of inventories are as follows (in thousands):

	June 27, 1998	June 26, 1999	December 31, 1999
Raw materials	$878	$1,129	$1,283
Work-in-process	1,562	1,485	980
Finished goods	1,390	1,002	1,385

Ending balance	$3,830	$3,616	$3,648

    Property, plant and equipment consisted of the following (in thousands):

	June 27, 1998	June 26, 1999	December 31, 1999
Leasehold improvements	$185	$179	$175
Machinery and equipment	3,353	3,042	2,869
Furniture and fixtures	889	877	1,045

	4,427	4,098	4,089
Less accumulated depreciation	(3,380)	(3,425)	(3,224)

	$1,047	$673	$865

Note 4—Indebtedness

    In February 1998, we established a secured revolving credit facility with a bank, which expires in February 2001. Under the facility, we may borrow up to $5.0 million as determined by the borrowing base of eligible trade accounts receivable and certain inventory, conditioned upon meeting certain financial covenants, including maintaining certain levels of monthly and quarterly earnings and quarterly tangible net worth. The agreement prohibits us from paying cash dividends without the bank's consent.

    Borrowings bear interest at 1.5% over the bank's prime rate, which was 8.5% at December 31, 1999, for a borrowing rate of 10.0%. Although the Company had no borrowings on the line at December 31, 1999, $2.8 million was available for borrowing under the line.

Note 5—Long-Term Debt

    Long-term debt and financing obligations consist of the following (in thousands):

	June 27, 1998	June 26, 1999	December 31, 1999
Equipment lease agreements	$131	$84	$121
Other	2	—	—

Total long-term debt and financing obligations	133	84	121
Less current obligations	(50)	(51)	(51)

Total long-term debt	$83	$33	$70

    We have two equipment lease agreements, bearing interest at approximately 7% for two Fadal Machining Centers used in our manufacturing process. In addition, the Company has capital lease agreements bearing interest at approximately 8% for its Phoenix telephone system. Capitalized lease amounts included in property, plant and equipment at June 27, 1998, June 26, 1999 and December 31, 1999 were $234,000, $234,000 and $303,000; and accumulated depreciation was $102,000, $154,000, and $184,000, respectively.

    Cash paid for interest was $33,000, $23,000, $8,000 and $5,000 for fiscal years 1997, 1998, 1999, and the six months ended December 31, 1999, respectively.

    Payments due under debt obligations at December 31, 1999 are as follows: 2000—$51,000; 2001—$43,000; 2002—$19,000; and 2003—$8,000.

Note 6—Income Taxes

    The Company had income for the period ending December 31, 1999 and incurred losses in fiscal 1997, 1998, and 1999 and recorded no provision for income taxes.

    The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense is as follows:

				Six Months Ended December 31, 1999
	Fiscal Years Ended
	June 28, 1997	June 27, 1998	June 26, 1999
Tax (benefit) at statutory rate	(35.0)%	(35.0)%	(35.0)%	35.0%
Effect of graduated tax rates	1.0	1.0	1.0	(1.0)
Foreign subsidiary losses with no tax benefits	11.3	—	—	—
Foreign loss carryforward benefit	(0.6)	—	—	—
Adjustment to valuation allowance	23.3	34.0	34.0	(34.0)
State tax	—	—	—	—
Other	—	—	—	—

	0.3%	0.0%	0.0%	0.0%

    As of December 31, 1999, we had federal and state NOLs totaling approximately $32.8 million and tax credit carryforwards of approximately $86,000 which can be used to reduce future taxable income. Tax loss carryforwards of certain foreign operations in the aggregate of $1.6 million are available for tax and financial reporting purposes. Such tax loss carryforwards begin to expire in the year 2004.

    We believe that our initial public offering in October 1993, combined with prior events, resulted in an "ownership change" of our company as defined in Section 382 of the Internal Revenue Code and the Regulations issued thereunder (Section 382). Pursuant to Section 382, our ability to use our NOLs originating prior to the initial public offering, accounting for approximately $9.6 million of the NOLs, is subject to certain restrictions including an annual limitation of approximately $0.9 million. Losses incurred subsequent to the initial public offering are available without annual limitation to offset future income.

    We have recorded a total valuation reserve against approximately $14.8 million, $15.3 million, and $15.2 million of deferred tax assets at June 27, 1998; June 26, 1999; and December 31, 1999, respectively, related primarily to operating loss carryforwards, due to the uncertainty of their ultimate realization.

Note 7—Preferred Stock

    In November 1997, we converted 315,789 shares of Non-voting Series A Preferred Stock to common stock on a one-for-one basis. There were no dividends accrued or paid on the Preferred Stock. We no longer have shares of preferred stock outstanding. The issuance of the shares of common stock was exempt from registration pursuant to section 3(a)(9) of the Securities Act of 1933. No commission or other remuneration was paid to solicit the conversion.

    We have 1,000,000 shares of preferred stock authorized; none issued or oustanding.

MICRO COMPONENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Commitments and Contingencies

    We lease certain facilities and equipment under various operating leases. Effective April 1997, we entered into an operating lease agreement and relocated our headquarters to a new facility in St. Paul, Minnesota, coinciding with the expiration of the operating lease at our previous headquarters facility. Under the terms of the new agreement, which extends through April 2006, we are responsible for base rent and all operating expenses associated with the portion of the facility that we occupy. The agreement provides us with a one-time option to cancel the lease after seven years, at which time we would only be responsible for certain unamortized build-out costs incurred by the landlord. In May 2000, we notified our landlord of our intent to exercise our one-time option to lease the remaining additional 11,000 square feet within the same building, beginning twelve to twenty-four months later, at a date to be mutually determined.

    Total rent expense charged to operations, primarily for facilities and equipment was $1,149,000, $767,000, $583,000 and $316,000 in fiscal years 1997, 1998 and 1999, and the six-month transition period ended December 1999, respectively.

    The future minimum rental payments at December 31, 1999, due under noncancelable operating leases, are as follows: 2000 - $790,000; 2001 - $753,000; 2002 - $712,000; 2003 - $670,000; 2004 - $622,000; thereafter - $1,106,000.

    We have an employment agreement with our Chief Executive Officer that may be terminated upon 60 days written notice by either party. If we terminate the agreement, we shall continue to pay his salary in effect at date of termination for 12 months thereafter. We also have an agreement with one other officer that provides for severance pay and other remuneration if his employment is terminated without cause or if he should resign following a change of control.

Note 9—Stock Option and Bonus Plans and Warrants to Purchase Common Stock

    In May 1995 and August 1995, our board of directors amended the April 1993 Incentive Stock Option Plan for key employees and reserved an additional 500,000 shares and 250,000 shares respectively for a total of 1,250,000 shares of common stock for issuance under the Plan at fair market value at the date of grant. The shareholders have approved these amendments. The options expire five to ten years from the date of grant and generally vest over a two-year or four-year period. If an individual ceases employment, he/she has one month to exercise vested options granted prior to June 8, 1994 or 90 days for options granted on or after June 8, 1994. Options granted in excess of the $100,000 annual IRS limitations become non-qualified.

    In fiscal 1996, our board of directors and our shareholders approved the Stock Option Plan for Outside Directors and reserved 300,000 shares of common stock for issuance under the Plan. Each person who becomes an outside director will automatically be granted an option to purchase 10,000 shares. In addition, each outside director will also automatically be granted an option to purchase 10,000 shares immediately upon each reelection as a director, or on the anniversary of the prior year's grant in any year in which there is no meeting of the stockholders at which directors are elected. The period within which an option must be exercised will be the earlier of (1) ten years from the date of the grant, or (2) the date which is one year after the director ceases to be a director for any reason, provided that if a director voluntarily declines to stand for re-election after the age of 60, he shall not be required to exercise his options within one year after he ceases to be a director, and shall continue to vest in his options after he ceases to be a director. The exercise price for each option will be the fair market value of the stock on the date of grant, and each option will generally vest over a two-year period at 50 percent per year.

    We has also reserved 150,000 shares of common stock for the grant of non-qualified stock options for outside directors, consultants, advisors and employees.

    Shares subject to options under these plans during fiscal year 1997, 1998 and 1999 and the 1999 transition period were as follows:

Options	Shares	Exercise Price Range	Weighted Average Price Per Share
Outstanding June 29, 1996	850,500	$2.00 to $7.50	$3.00
Granted (fair value $0.98 per share)	232,000	$2.06 to $3.31	$2.48
Exercised	(20,000)	$2.00	$2.00
Expired	(167,500)	$2.00 to $4.25	$2.97

Outstanding June 28, 1997	895,000	$2.00 to $7.50	$2.89
Granted (fair value $1.27 per share)	349,000	$1.56 to $4.81	$3.62
Exercised	(20,000)	$2.00 to $3.63	$2.81
Expired	(16,000)	$2.63 to $3.00	$2.81

Outstanding June 27, 1998	1,208,000	$1.56 to $7.50	$3.11
Granted (fair value $0.68 per share)	461,500	$1.00 to $1.94	$1.17
Expired	(347,000)	$2.38 to $7.00	$4.78

Outstanding June 26, 1999	1,322,500	$1.00 to $7.50	$2.00
Granted (fair value $2.99 per share)	200,000	$2.25 to $5.44	$4.26
Exercised	(69,991)	$1.22 to $3.31	$2.26
Expired	(1,000)	$3.56	$3.56

Outstanding December 31, 1999	1,451,509	$1.00 to $7.50	$2.30

Exercisable at December 31, 1999	797,384	$1.00 to $7.50	$2.19

    Options outstanding at December 31, 1999 had exercise prices ranging from $1.00 to $7.50 per share as summarized in the following table:

Range of Exercise Prices	Number Outstanding At Dec. 31, 1999	Weighted Average Remaining Life	Weighted Average Exercise Price Per Share	Number Exercisable at Dec. 31, 1999
$1.00 to $1.56	533,509	4.0 years	$1.22	188,634
$1.94 to $2.63	526,000	5.5 years	$2.08	460,250
$3.25 to $4.31	339,000	8.0 years	$3.77	138,500
$5.44 to $7.50	53,000	9.0 years	$5.83	10,000

$1.00 to $7.50	1,451,509	6.0 years	$2.30	797,384

    In February 1996, the board of directors adopted the Employee Stock Purchase Plan and reserved 300,000 shares of common stock for issuance under the Plan. Eligible employees can elect under the Plan to contribute between two percent and ten percent of their base pay each plan year (June 1—May 31) to purchase shares of common stock at a price per share equal to 85 percent of market value on the first day of the plan year or the last day of the plan year, whichever is lower. Employee contributions are deducted from their regular salary or wages. The maximum number of shares that can be purchased by an employee in any plan year is 1,000 shares. During the 1999 six-moth transition period, no shares were issued under the plan. During fiscal year 1999, 22,622 shares were issued under the plan at prices ranging from $0.45 to $1.06, a weighted average price of $1.04 per share. During fiscal year 1998, 18,658 shares were issued under the plan at the price of $1.17 per share. Approximately 242,900 shares remain reserved for future issuance.

    In May 1993, our board of directors approved an Incentive Bonus Plan commencing in fiscal year 1994 which provides for payment of discretionary annual bonuses to employees of up to 5% of our pretax income. Eighty percent of the bonus is to be paid in cash and twenty percent to our qualified 401(k) retirement plan. No bonus payments were made under the Plan in fiscal years 1997, 1998, and 1999, or the transition period ended December 31, 1999.

    In fiscal 1997, we adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, we have elected to continue following the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees. Because stock options have been granted at exercise prices at least equal to the fair market value of the stock at the grant date, no compensation cost has been recognized for stock options issued to employees under the stock option plans. If compensation cost for our stock option and employee stock purchase plans had been determined based on the fair value at the grant dates, consistent with the method provided in SFAS No. 123, our net income (loss) and earnings (loss) per share would have been as follows:

	Fiscal Years Ended			Six Months Ended Dec. 31, 1999
	June 28, 1997	June 27, 1998	June 26, 1999
Net income (loss), in thousands
As reported	$(1,563)	$(3,879)	$(1,466)	$121
Pro forma	$(1,752)	$(4,077)	$(1,652)	$(153)
Earnings (loss) per share—basic
As reported	$(0.22)	$(0.54)	$(0.20)	$0.02
Pro forma	$(0.25)	$(0.56)	$(0.22)	$(0.02)
Earnings (loss) per share—diluted
As reported	$(0.22)	$(0.54)	$(0.20)	$0.01
Pro forma	$(0.25)	$(0.56)	$(0.22)	$(0.02)

    The fair value of options granted under the stock option and employee stock purchase plans during fiscal years 1997, 1998 and 1999 and the six-month transition period was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results:

	Fiscal Years Ended
				Six Months Ended December 31, 1999
	June 28, 1997	June 27, 1998	June 26, 1999
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	46.25%	60.62%	88.48%	118.84%
Risk-free interest rate	6.00%	6.00%	4.77%	5.67%
Expected life of options	3.5 years	3.1 years	3.0 years	3.5 years

    In August 1996, we issued 10,000 shares of common stock for the exercise of options to purchase 10,000 share of common stock and received in exchange 7,250 shares previously owned by the option holder to fund the exercise, pursuant to the terms of the option agreement. In November 1999, we issued 9,991 shares of common stock for the exercise of options to purchase 9,991 shares of common stock and received in exchange 2,600 shares previously owned by the option holder to fund the exercise. Accordingly, there were no cash proceeds from these transactions.

    In December 1999, we issued 16,638 shares of common stock pursuant to the net exercise of 50,942 warrants and we issued 30,696 shares of common stock pursuant to the net exercise of 139,865 warrants. There were no cash proceeds from the conversion of the warrants to common stock as the transactions were cashless conversions in which the exercise is funded by shares surrendered, as provided for in the terms of the warrant agreements.

Note 10—Segment, Geographic, Customer Information and Concentration of Credit Risk

    We operate in one industry segment supplying automated test handlers to the semiconductor industry. Net sales to customers located in the three geographic regions in which we operate are summarized as follows (in thousands):

	Fiscal Years Ended			Six Months Ended
	June 28, 1997	June 27, 1998	June 26, 1999	December 31, 1999
United States	$6,842	$8,051	$5,379	$3,556
Asia	8,528	7,091	9,205	7,347
Europe	759	1,833	587	453

	$16,129	$16,975	$15,171	$11,356

    We do not hold a material amount of long-lived assets outside of the United States.

    During fiscal year 1997, one customer accounted for approximately 17% and another customer accounted for approximately 11% of net sales. During fiscal year 1998, no single customer accounted for more than 10% of net sales. During fiscal year 1999, one customer accounted for 27% of net sales. During the six-month period ending December 31, 1999, one customer accounted for approximately 19% of net sales.

Note 11—Subsequent Events

    Acquisition of Aseco Corporation—On January 31, 2000, we completed the acquisition of Aseco Corporation, a Massachusetts-based manufacturer of singulated handling equipment for the back-end of the semiconductor manufacturing process. The acquisition was structured as a stock-for-stock purchase and Aseco is now a wholly-owned subsidiary of MCT. The purchase price totaled $24.0 million, consisting of 2.9 million shares of our common stock valued at $22.5 million issued to former Aseco shareholders and $1.5 million of acquisition-related costs.

    The acquisition was accounted for using the purchase method of accounting. The results of operations of Aseco are included in our consolidated financial statements beginning January 31, 2000. The purchase price has been allocated based on the estimated fair values of net assets acquired at the date of acquisition. The excess of purchase price over net assets acquired, amounting to $9.6 million, has been preliminarily allocated to goodwill, and is being amortized using a straight line method over the estimated useful life of five years. Other intangible assets, including established workforce, customer list, and core and developed technology, totaling $9.9 million are being amortized using the straight-line method over the estimated useful lives of two to five years. In accordance with generally accepted accounting principles, this initial allocation may be adjusted in future quarters as valuations of certain accounts, including inventory and accrued liabilities are finalized.

    The following unaudited pro forma information presents a summary of combined results of operations of MCT and Aseco as if the acquisition had occurred on June 28, 1998, along with certain pro forma adjustments to give effect to amortization of goodwill and other intangible assets. The pro forma results for fiscal year ended June 26, 1999 were derived using Aseco's audited results for its fiscal year ended March 28, 1999. The pro forma information also does not attempt to show how we would actually have performed on a combined basis had the companies been combined throughout these periods. The following pro forma information, therefore, although helpful in illustrating the financial characteristics of our combined company under one set of assumptions, does not attempt to predict or suggest future results (in thousands, except per share data):

	Fiscal Year Ended June 26, 1999	Six Months Ended Dec. 31, 1999
Net sales	$32,476	$22,564
Net loss	$(19,247)	$(3,266)
Net loss per share—basic and diluted	$(1.86)	$(0.31)

    Change of fiscal year end—On April 11, 2000, our board of directors changed our fiscal year end to December 31, effective December 31, 1999. Our interim thirteen-week quarters will each end on a Saturday, with the first quarter of the new fiscal year ended on April 1, 2000, which is one week later than the quarterly reporting date using our previous fiscal year. The six-month transition period created by this change is a twenty-seven week period, containing one extra week of operations from December 26, 1999 through December 31, 1999. Since we were closed for this additional week with minimal activity, the additional week did not have a significant impact on operations for the transition period or the comparability to the prior year. Unaudited results for the comparable six-month period ended December 1998 were as follows (in thousands, except per share data):

Net sales	$6,688
Gross profit	3,506
Loss from operations	(1,402)
Net loss	$(1,395)
Net loss per share—basic and diluted	$(0.19)

MICRO COMPONENT TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except per share data)

(Unaudited)

	December 31, 1999	April 1, 2000
ASSETS
Current assets:
Cash and cash equivalents	$1,045	$1,640
Accounts receivable, less allowance for doubtful accounts of $146 and $516, respectively	4,087	11,016
Inventories:
Raw materials	1,545	6,093
Work in process	980	2,701
Finished goods	1,123	1,325
Other	604	379

Total current assets	9,384	23,154
Property, plant and equipment	4,089	4,984
Less accumulated depreciation	(3,224)	(3,409)

Property, plant and equipment, net	865	1,575
Goodwill and other intangible assets, net	32	18,785
Other assets	43	42

Total assets	$10,324	$43,556

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Line of credit	$—	$2,713
Current portion of long-term debt	51	46
Accounts payable	1,232	5,620
Other accrued liabilities	1,715	4,137

Total current liabilities	2,998	12,516
Long-term debt	70	58
Commitments and contingencies
Stockholders' equity:
Common stock, $.01 par value, 20,000,000 authorized, 7,540,647 and 11,047,400 issued, respectively	75	110
Additional paid-in-capital	44,217	68,174
Cumulative translation adjustment	(69)	(69)
Accumulated deficit	(36,967)	(37,233)

Total stockholders' equity	7,256	30,982

Total liabilities and stockholders' equity	$10,324	$43,556

See Notes to Unaudited Condensed Consolidated Financial Statements

MICRO COMPONENT TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(Unaudited)

	Three Months Ended
	Mar. 27, 1999	April 1, 2000
Net sales	$4,028	$12,161
Cost of sales	2,032	6,249

Gross profit	1,996	5,912
Operating expenses:
Selling, general and administrative	1,417	3,486
Research and development	708	1,870
Amortization of intangible assets	—	784

Total operating expenses	2,125	6,140

Profit (loss) from operations	(129)	(228)
Interest income	19	21
Interest expense	(1)	(38)
Other, net	(14)	(21)

Total interest and other	4	(38)

Net income (loss)	$(125)	$(266)

Net income (loss) per share:
Basic	$(0.02)	$(0.03)

Diluted	$(0.02)	$(0.03)

Weighted average common and common equivalent shares outstanding:
Basic	7,394	9,905

Diluted	7,394	9,905

See Notes to Unaudited Condensed Consolidated Financial Statements

MICRO COMPONENT TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Three Months Ended
	March 27, 1999	April 1, 2000
Cash flows from operating activities:
Net income (loss)	$(125)	$(266)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	116	960
Changes in assets and liabilities:
Accounts receivable	(766)	(2,606)
Inventories	(141)	(565)
Other and other current assets	(36)	342
Accounts payable	338	1,411
Other accrued liabilities	(5)	5

Net cash provided by (used in) operating activities	(619)	(719)
Cash flows from investing activities:
Additions to property, plant and equipment	(26)	(20)
Payment for acquisitions net of cash acquired	—	(359)

Net cash provided by (used in) investing activities	(26)	(379)
Cash flows from financing activities:
Payments of long-term debt	(12)	(17)
Increase in working line of credit	—	919
Proceeds from issuance of stock	—	791

Net cash provided by (used in) financing activities	(12)	1,693

Net increase (decrease) in cash and cash equivalents	(657)	595
Cash and cash equivalents at beginning of period	2,260	1,045

Cash and cash equivalents at end of period	$1,603	$1,640

Supplemental disclosure:
Noncash investing and financing activities:
Stock issued for acquisition of Aseco Corporation	$—	$23,200

See Notes to Unaudited Condensed Consolidated Financial Statements

MICRO COMPONENT TECHNOLOGY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Interim Financial Statements

    The accompanying condensed, consolidated financial statements for the three months ended March 27, 1999 and April 1, 2000 are unaudited and, accordingly, do not include all disclosures required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included.

    Interim unaudited financial results should be read in conjunction with the audited financial statements included elsewhere in this prospectus.

    The results of operations for the three months ended April 1, 2000 are not necessarily indicative of the operating results to be expected for the full year.

Note 2—Earnings Per Share

    Earnings per share are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of common shares potentially issuable upon the exercise of stock options and warrants outstanding. The following table reconciles the denominators used in computing basic and diluted earnings per share (in thousands):

	Three Months Ended
	March 27, 1999(1)	April 1, 2000(1)
Weighted average common shares outstanding	7,394	9,905
Effect of dilutive stock options and warrants	—	—

	7,394	9,905

(1)
We reported a loss for the periods indicated. No adjustment made for the effect of stock options or warrants, which totaled 1,590,807 shares at March 27, 1999 and 1,626,616 shares at April 1, 2000, as the effect is anti-dilutive.

Note 3—Reporting of Comprehensive Net Income or (Loss)

    In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS), No. 130 "Reporting Comprehensive Income" which establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. Under this standard, certain revenues, expenses, gains, and losses recognized during the period are included in comprehensive income (loss), regardless of whether they are considered to be results of operations of the period. During the three-month periods ended March 27, 1999 and April 1, 2000 total comprehensive income (loss) equaled net income (loss) as reported on the Consolidated Statements of Operations.

Note 4—Acquisition

    On January 31, 2000, we completed the acquisition of Aseco Corporation, a Massachusetts-based manufacturer of handling equipment. The acquisition was structured as a stock for stock purchase. The purchase price totaled $24.0 million, consisting of 2.9 million shares of MCT common stock valued at $22.5 million issued to former Aseco shareholders and $1.5 million of acquisition-related costs.

    The acquisition was accounted for using the purchase method of accounting. The results of operations of Aseco will be included in our consolidated financial statements since January 31, 2000. The purchase price has been allocated based on the estimated fair values of net assets acquired at the date of acquisition. The excess of purchase price over net assets acquired, amounting to $9.6 million, has been preliminarily allocated to goodwill, and is being amortized using a straight line method over the estimated useful life of five years. Other intangible assets, including established workforce, customer list, and core and developed technology, totaling $9.9 million, are being amortized using the straight-line method over the estimated useful lives of two to five years. In accordance with generally accepted accounting principles, this initial allocation may be adjusted in future quarters as valuations of certain accounts, including inventory and accrued liabilities are finalized.

    The following unaudited pro forma information presents a summary of combined results of operations of MCT and Aseco as if the acquisition had occurred at the beginning of the periods presented, along with certain pro forma adjustments to give effect to amortization of goodwill and other intangible assets. The pro forma information also does not attempt to show how we would actually have performed on a combined basis had the companies been combined throughout these periods. The following pro forma information, therefore, although helpful in illustrating the financial characteristics of our combined company under one set of assumptions, does not attempt to predict or suggest future results (in thousands, except per share data):

	Three Months Ended March 27, 1999	Three Months Ended April 1, 2000
Net sales	$7,933	$12,516
Net income (loss)	(8,714)	(2,371)
Net income (loss) per share—
basic and diluted	(0.84)	(0.22)

Note 5—Recent Accounting Pronouncements

    SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities—Issued in June 1998, SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. We have not yet completed an assessment of the impact of adopting the provisions of SFAS No. 133 on our financial statements. The standard is effective for us in 2001.

    Staff Accounting Bulletin No. 101-Revenue Recognition in Financial Statements (SAB 101)—In December 1999, the Securities and Exchange Commission staff (the Staff) issued SAB 101 establishes the Staff's interpretation that if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer's right to (1) test the delivered product, (2) require the seller to perform additional services subsequent to delivery of an initial product or performance of an initial service such as a seller is required to install or activate delivered equipment, or (3) identify other work necessary to be done before accepting the product. The Staff presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the staff generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.

    A seller should substantially complete or fulfill the terms specified in the arrangement in order for delivery or performance to have occurred. When applying the substantially complete notion, the Staff believes that only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the actions would not result in the customer receiving a refund or rejecting the delivered products or services performed to date. In addition, the seller should have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating the remaining costs. If revenue is recognized upon substantial completion of the arrangement, all remaining costs of performance or delivery should be accrued.

    Consistent with industry standards, we have historically recognized revenue at product shipment, unless acceptance criteria were significant. The Staff's interpretation, as explained above, will create a timing difference in when we recognize revenue.

    On March 24, 2000, the SEC deferred implementation of SAB 101 until the second calendar quarter of 2000, and on June 26, 2000, implementation was further deferred until the fourth quarter of calendar 2000. We are continuing to evaluate the potential impact of SAB 101 on our revenue recognition policy. We believe that the SEC is continuing to study the impact of SAB 101 on revenue recognition. We have not completed our evaluation of the impact of SAB 101; however, we expect it to have a material impact on our financial statements in its current form.

Note 6—Subsequent Event

    On April 11, 2000, our board of directors changed our fiscal year end to December 31, effective December 31, 1999. Accordingly, on June 30, 2000, we filed a report on Form 10-K with respect to the transitional period created by this change. Our interim thirteen-week quarters each end on a Saturday, with the first quarter of the new fiscal year ended on April 1, 2000, which is one week later than the quarterly reporting date using our previous fiscal year.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Aseco Corporation

    We have audited the accompanying consolidated balance sheets of Aseco Corporation as of March 29, 1998 and March 28, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended March 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aseco Corporation at March 29, 1998 and March 28, 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 28, 1999 in conformity with accounting principles generally accepted in the United States.

                      ERNST & YOUNG LLP

Boston, Massachusetts
May 10, 1999, except for Note O
  as to which the date is July 9, 1999

ASECO CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	March 29, 1998	March 28, 1999
ASSETS
Current assets:
Cash and cash equivalents	$4,431	$1,229
Accounts receivable, less allowance for doubtful accounts of $781 in 1998 and $1,027 in 1999	9,140	4,041
Inventories, net	11,875	5,893
Prepaid expenses	533	370
Income tax receivable	596	1,351
Deferred taxes	1,603	—
Other current assets	29	197

Total current assets	28,207	13,081
Plant and equipment, less accumulated depreciation and amortization	4,041	2,134
Other assets, net	1,443	109

	$33,691	$15,324

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Line of credit		$475
Accounts payable	$4,591	1,964
Accrued expenses	4,886	2,868
Current portion of capital lease obligations	13	12

Total current liabilities	9,490	5,319
Deferred taxes payable	594	—
Long-term capital lease obligations	25	—
Stockholders' equity:
Preferred stock, $.01 par value: 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value: 15,000,000 shares authorized, 3,731,718 and 3,832,799 shares issued and outstanding in 1998 and 1999, respectively	38	38
Additional paid-in capital	18,203	18,321
Retained earnings (accumulated deficit)	5,291	(8,382)
Accumulated other comprehensive income—Foreign currency translation adjustment	50	28

Total stockholders' equity	23,582	10,005

	$33,691	$15,324

See Notes to Consolidated Financial Statements.

ASECO CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Fiscal Years Ended
	March 30, 1997	March 29, 1998	March 28, 1999
Net sales	$34,320	$44,246	$19,218
Cost of sales	18,113	26,761	17,856

Gross profit	16,207	17,485	1,362
Research and development costs	5,227	6,773	5,305
Selling, general and administrative expenses	8,357	13,023	9,077
Restructuring charge	—	—	1,300
Acquired in process research and development costs	—	6,100	—

Income (loss) from operations	2,623	(8,411)	(14,320)
Other income (expense):
Interest income	664	309	96
Interest expense	(7)	(119)	(146)
Other, net	11	(61)	7

	668	129	(43)

Income (loss) before income taxes	3,291	(8,282)	(14,363)
Income tax expense (benefit)	1,003	(139)	(690)

Net income (loss)	$2,288	$(8,143)	$(13,673)

Earnings (loss) per share, basic	$0.63	$(2.20)	$(3.64)

Shares used to compute earnings (loss) per share, basic	3,640,000	3,695,000	3,758,000
Earnings (loss) per share, diluted	$0.62	$(2.20)	$(3.64)

Shares used to compute earnings (loss) per share, diluted	3,717,000	3,695,000	3,758,000

See Notes to Consolidated Financial Statements.

ASECO CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share and per share data)

	Common Stock				Accumulated Other Comprehensive Income (Expense)
				Retained Earnings (Accumulated Deficit)
	Shares	Par Value	Additional Paid-in Capital			Total
Balances at March 31, 1996	3,611,501	$36	$17,234	$11,146	$—	$28,416
Issuance of shares under stock plans	53,018	1	344	—	—	345
Tax benefit from exercise of stock options	—	—	64	—	—	64
Net income	—	—	—	2,288	—	2,288

Comprehensive income	—	—	—	—	—	2,288

Balance at March 30, 1997	3,664,519	37	17,642	13,434	—	31,113
Issuance of shares under stock plans	67,199	1	449	—	—	450
Tax benefit from exercise of stock options	—	—	112	—	—	112
Net loss	—	—	—	(8,143)	—	(8,143)
Foreign currency translation adjustment	—	—	—	—	50	50

Comprehensive loss	—	—	—	—	—	(8,093)

Balance at March 29, 1998	3,731,718	38	18,203	5,291	50	23,582
Issuance of shares under stock plans	101,081	—	118	—	—	118
Net loss	—	—	—	(13,673)	—	(13,673)
Foreign currency translation adjustment	—	—	—	—	—	(22)

Comprehensive loss	—	—	—	—	—	(13,695)

Balance at March 28, 1999	3,832,799	$38	$18,321	$(8,382)	$28	$10,005

See Notes to Consolidated Financial Statements.

ASECO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended
	March 30, 1997	March 29, 1998	March 28, 1999
Operating activities:
Net income (loss)	$2,288	$(8,143)	$(13,673)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	776	1,238	1,505
Amortization	166	484	290
Deferred taxes	(310)	(471)	1,009
Lower of cost or market and other inventory adjustments	—	1,777	5,600
Acquired in process research and development costs	—	6,100	—
Write down of goodwill and other assets	—	963	763
Fixed asset write down	—	—	476
Restructuring charge	—	—	774
Changes in assets and liabilities:
Accounts receivable	3,193	639	5,099
Inventories, net	(2,179)	(4,595)	544
Prepaid expenses	(61)	(33)	73
Accounts payable and accrued expenses	(2,665)	1,296	(4,645)
Income taxes receivable/payable	(91)	(184)	(755)
Other current assets	(84)	(469)	(168)
Other assets, net	9	—	140

Total adjustments	(1,246)	6,745	10,705

Cash provided by (used in) operating activities	1,042	(1,398)	(2,968)
Investing activities:
Acquisition, net of cash acquired	—	(6,079)	—
Acquisition of machinery and equipment	(992)	(1,768)	(579)
Proceeds from sale of machinery and equipment	—	17	—
Increase in software development costs	(243)	(383)	(200)

Cash provided by (used in) investing activities	(1,235)	(8,213)	(779)
Financing activities:
Loan to officer	(140)	—	—
Net proceeds from issuance of common stock	345	450	118
Increase (reduction) of working line of credit	—	(477)	475
Reductions of capital lease obligations	(13)	(15)	(26)

Cash provided by (used in) financing activities	192	(42)	567
Effect of exchange rate changes	—	2	(22)

Net decrease in cash and cash equivalents	(1)	(9,651)	(3,202)
Cash and cash equivalents at the beginning of the year	14,083	14,082	4,431

Cash and cash equivalents at the end of the year	$14,082	$4,431	$1,229

See Notes to Consolidated Financial Statements.

ASECO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Nature of Business

    Aseco (the "Company") designs, manufactures and markets test handlers used to automate the testing of integrated circuits in surface mount packages. Aseco provides high quality, versatile test handlers designed to maximize the productivity of the significantly more costly testers with which they operate. Aseco also designs, manufactures and markets integrated circuit wafer handling and inspection systems. These systems are used to load, sort and transport wafers during both manual and automatic inspection as well as other wafer processing steps in the semiconductor manufacturing process. The Company markets its products principally in North America, the Asia Pacific region and Western Europe and sells its products principally to integrated circuit manufacturers.

    The Company expects to continue to experience a slowdown in the volume of business due to adverse market conditions in the semiconductor industry, a more gradual recovery than was previously anticipated and the effect of expected future technology changes in this market upon the Company's product line. As a result, the Company intends to monitor, and further reduce if necessary, its expenses if projected lower net sales levels continue. Although the Company anticipates that it will incur losses in future quarters which will negatively impact its liquidity position, the Company believes that funds generated from operations, existing cash balances and available borrowing capacity will be sufficient to meet the Company's cash requirements for at least the next twelve months. (See Note E and Note O to the Consolidated Financial Statements). However, if the Company is unable to meet its operating plan, and in particular its forecast for product shipments, the Company may require additional capital. There can be no assurance that if the Company is required to secure additional capital that such capital will be available on reasonable terms, if at all, at such time as required by the Company.

Note B—Summary of Significant Accounting Policies

    Principles of Consolidation:  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated.

    Use of Estimates:  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

    Cash and Cash Equivalents:  The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

    The Company invests its excess cash in high quality commercial paper (no such amounts at March 28, 1999 and March 29, 1998) and money market funds ($885,000 at March 29, 1998 and no such amounts at March 28, 1999), all of which are cash equivalents as of fiscal year end. Management determines the appropriate classification of these investments at the time of purchase as either held-to-maturity, available-for-sale or trading and re-evaluates such designation at each balance sheet date. Given the short-term nature of the Company's investments and their availability for use in the Company's current operations, these amounts are considered to be available-for-sale.

    Available-for-sale securities are carried at fair market value and unrealized gains or losses are reported as a separate component of stockholders' equity. At March 29, 1998, the cost of the Company's investments in cash equivalents approximated their fair market value.

    Inventories:  Inventories are stated at the lower of cost or market, using the first-in, first-out method to determine cost.

    Plant and Equipment:  Plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the applicable assets which are generally three to seven years. Leasehold improvements and equipment under capital leases are being amortized over the lives of the leases. To determine if the value of plant and equipment is impaired, the Company uses estimated future cash flows as the method for estimating the related write-down. Assets no longer used are written down to salvage value at the time of retirement.

    Intangible Assets and Goodwill:  The Company has certain intangible assets including software development costs, developed technology and goodwill. The Company amortizes these assets over their estimated useful lives as follows:

Software development costs	3 years
Developed technology, goodwill and others	15 years

    Accumulated amortization associated with these assets was $1,760,000 and $1,891,000 at March 29, 1998 and March 28, 1999, respectively. In determining the value of impaired goodwill, the Company has adopted the use of estimated future discounted cash flows as the method for estimating the related write-down.

    Warranty Costs:  Estimated warranty costs are accrued upon shipment of product.

    Revenue Recognition:  Revenue is recognized generally upon shipment of product, and when special contractual criteria apply, upon acceptance.

    Earnings Per Share:  Basic earnings (loss) per common share is based on the weighted average common shares outstanding. Diluted earnings (loss) per share includes the dilutive effects of options, warrants, and convertible securities. There was no effect of dilutive stock options on the total shares used to compute diluted earnings (loss) per share in fiscal 1999 and fiscal 1998. The effect of dilutive stock options on the total shares used to compute diluted earnings (loss) per share was 77,000 in fiscal 1997.

    Stock Based Compensation:  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans, rather than the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation." Under ABP 25, for those options granted in which the exercise price equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Recent Accounting Pronouncements:  In the first quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS 130) which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Under this standard, certain revenues, expenses, gains and losses recognized during the period are included in comprehensive income, regardless of whether they are considered to be results of operations of the period. The adoption of this standard had no material impact on the Company's financial position.

    In the first quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131) which establishes standards for the way that public companies report selected information about operating segments in annual Aseco Corporation financial statements and requires that those companies report selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

    The Company has not yet adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which is required to be adopted in fiscal 2000. Adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

    Reclassification:  Certain prior years' amounts have been reclassified to conform to the current years' presentation.

Note C—Inventories, net

    Net inventories consisted of the following:

	March 29, 1998	March 28, 1999
	(in thousands)
Raw materials	$5,612	$1,966
Work in process	4,712	3,441
Finished goods	1,551	486

	$11,875	$5,893

Note D—Plant and Equipment

    Plant and equipment consisted of the following:

	March 29, 1998	March 28, 1999
	(in thousands)
Machinery and equipment	$4,365	$3,076
Office furniture and equipment	3,602	3,398
Property under capital lease	578	578
Leasehold improvements	251	289

	8,796	7,341
Less accumulated depreciation and amortization	4,755	5,207

	$4,041	$2,134

    During the year ended March 29, 1998 and March 28, 1999, the Company transferred approximately $790,000 and $108,000, respectively, of equipment from inventory to fixed assets for use as manufacturing test equipment.

Note E—Indebtedness

    The Company has a $5.0 million revolving credit line with a bank, which expires on September 1, 1999 (see Note O to the Consolidated Financial Statements). At March 28, 1999, borrowings under such credit line were $475,000 and an additional $1.9 million was available for borrowing. The revolving credit line is secured by all assets of the Company. The credit agreement establishing this line of credit prohibits the payment of dividends without the bank's consent and requires maintenance of specified debt to net worth and current ratios. The credit agreement also requires that the Company maintain a minimum capital base and not incur net losses of more than a specified amount. As of March 28, 1999, the Company was in default of the net worth and net income covenants (see Note O to the Consolidated Financial Statements). Borrowings bear interest at the bank's prime rate plus 1.5%, which was 9.25% at March 28, 1999. There was no borrowing outstanding as of March 29, 1998.

    Cash payments of interest were approximately $7,000, $119,000, and $146,000, for the years ended March 30, 1997, March 29, 1998, and March 28, 1999, respectively.

Note F—Leases

    The Company leases a building in Marlboro, Massachusetts for its corporate and manufacturing activities. The Company also leases sales offices in Santa Clara, California and Singapore.

    The operating lease for the Massachusetts facility expires in the year 2000, subject to the Company's option to extend the term for an additional three-year period. Rent expense for this lease is approximately $350,000 per year. In addition, the lease is subject to escalation for increases in operating expenses and real estate taxes.

    The Company also leases equipment under capital and non-cancelable operating leases expiring through the year 2001.

    The following is a schedule of required minimum lease payments under operating leases at March 28, 1999:

Operating Leases
(in thousands)
2000	$517
2001	72

Total minimum lease payments	$589

    Total rent expense for the years ended March 30, 1997, March 29, 1998, and March 28, 1999 was approximately $372,000, $510,000, and $480,000, respectively.

Note G—Stockholders' Equity

    The Board of Directors may, at its discretion, designate one or more series of referred stock and establish the voting, dividend, liquidation, and other rights and preferences of the shares of each series, and provide for the issuance of shares of any series. At March 28, 1999, no shares of preferred stock were outstanding.

Note H—Stock Plans and Employee Benefits

    Omnibus Stock Plan:  The Company's 1993 Omnibus Stock Plan (the "Omnibus Plan") is administered by the Compensation Committee of the Board of Directors and provides for the issuance of up to 1,230,000 shares of common stock pursuant to the exercise of options or in connection with awards or direct purchases of stock. Options granted under the Omnibus Plan may be either incentive stock options or non-qualified stock options. Incentive stock options may only be granted under the Omnibus Plan to employees and officers of the Company. Non-qualified stock options may be granted to, awards of stock may be made to, and direct purchases of stock may be made by, employees, officers, consultants or directors of the Company. The terms of the awards or grants, including the number of shares, the duration and rate of exercise of each option, the option price per share, and the determination of any restrictions to be placed on the grants or awards, are determined by the Compensation Committee of the Board of Directors.

    Non-Employee Director Stock Option Plan:  The Company's 1993 Non-Employee Director Stock Option Plan (the "Director Plan") provides for the grant of non-qualified stock options to non-employee directors of the Company for the purchase of up to an aggregate of 165,000 shares of common stock. Under the Director Plan, each non-employee director is entitled to receive, when first elected to serve as a director, an option to purchase 15,000 shares. In addition, each non-employee director is entitled to receive on April 30 of each year an option to purchase 2,500 shares. The exercise price of the options is equal to the fair market value of the underlying common stock on the date of grant. Options granted under the plan may only be exercised with respect to vested shares. One-half of the shares subject to such options vest on the first anniversary of the date of the grant and the balance vest on the second anniversary of the grant.

    The following is a summary of activity with respect to the Company's stock option plans:

	Options	Weighted Average Exercise Price
Outstanding at March 31, 1996	744,500	$13.30
Granted	458,000	10.37
Exercised	(33,400)	5.67
Canceled	(449,000)	17.72

Outstanding at March 30, 1997	720,100	8.91
Granted	317,500	9.92
Exercised	(38,600)	6.16
Canceled	(130,200)	10.11

Outstanding at March 29, 1998	868,800	9.33
Granted	1,063,800	1.57
Exercised	(3,600)	0.72
Canceled	(1,115,000)	7.64

Outstanding at March 28, 1999	814,000	$1.47

    As of March 30, 1997, March 29, 1998, and March 28, 1999, there were outstanding options exercisable for approximately 430,000, 538,000, and 473,000 shares, respectively. As of March 28, 1999, shares available for future grant were 91,000 shares in the Director Plan and 360,000 shares in the Omnibus Plan.

    The range of exercise prices for options outstanding at March 28, 1999 was $0.29 - $13.44. The range of exercise prices is wide due to the inclusion of options granted at a lower fair market value in years preceding the Company's initial public offering in March 1993.

    In fiscal 1997, 391,000 options outstanding under the Company's 1993 Omnibus Stock Plan having an exercise price of $18.69 per share were cancelled and 290,250 new shares were issued at a price of $10.38 per share representing the fair value on the date of issuance. All other terms of these options, including the vesting period associated with each option remained the same.

    In fiscal 1999, 915,000 options outstanding under the Company's 1993 Omnibus Stock Plan having exercise prices ranging from $3.16 to $18.69 per share were cancelled and 595,000 new shares were issued at a price of $0.75 per share representing the fair value on the date of issuance. All other terms of these options, including the vesting period associated with each option remained the same.

    The following table summarizes information about options outstanding at March 28, 1999:

Range of Exercise Prices	Options Outstanding	Weighted Average Price	Options Exercisable	Weighted Average Price	Weighted Average Remaining Contractual Life
$0.29 - $0.75	750,000	$0.75	420,000	$0.75	8 Years
$5.38 - $8.98	20,000	7.34	9,000	7.31	8 Years
$10.63 - $13.44	44,000	11.09	44,000	11.09	7 Years

	814,000		473,000

    Employee Stock Purchase Plan:  The Company's Employee Stock Purchase Plan (the "Purchase Plan") is administered by the Board of Directors or by its designee (the "Administrator") and entitles employees of the Company to purchase shares of the Company's common stock through payroll deductions over offering periods specified by the Administrator. Shares may be purchased at a price equal to the lesser of 85% of the fair market value of the common stock on the first day of the offering period, or 85% of the fair market value of the common stock on the last day of the offering period. A total of 150,000 shares have been reserved for issuance under the Purchase Plan. During fiscal 1998 and 1999, a total of approximately 28,600 and 93,000 shares of common stock, respectively, were issued under this plan. As of March 28, 1999, there were no further shares available for grant under this Plan; however, on March 15, 1999 the Board of Directors approved an increase in the number of shares issuable under the Purchase Plan from 150,000 to 300,000, subject to subsequent shareholder approval.

    Disclosure of pro forma information regarding net income and earnings per share is required by FASB Statement No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock plans under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal years 1997, 1998 and 1999, respectively: risk-free interest rates of 4.73%, 6.28% and 4.49%; dividend yields of 0% in all years; volatility factors of the expected market price of the Company's common stock of .485, .475 and 1.07; and a weighted-average expected life of the options of 3.0, 3.6, and 3.3 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The weighted average grant date fair value of options granted during fiscal 1997, 1998, and 1999 was $4.12, $4.34 and $1.15, respectively. The weighted average grant date fair value of options associated with the Company's Employee Stock Purchase Plan for fiscal 1997, 1998, and 1999 was $1.47, $1.17, and $0.56, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	March 30, 1997	March 29, 1998	March 28 1999
	(in thousands, except per share data)
Pro forma net income (loss)	$1,633	$(9,165)	$(14,460)
Pro forma earnings (loss) per share	$0.44	$(2.48)	$(3.85)

    Savings Plan:  Under the Company's Savings Plan (the "401(k) Plan"), eligible employees are permitted to make pre-tax contributions up to 15% of their salary, subject to certain limitations imposed by Section 401(k) of the Internal Revenue Code. In addition, employees may contribute up to 10% of their salary to the 401(k) Plan on an after tax basis. The Company may, but is not required to, contribute for the benefit of the employees of the Company an amount determined each year by the Company. For the years ended March 30, 1997 and March 29, 1998, the Company contributed approximately $110,000, and $131,000, respectively to the 401(k) Plan. No Company contribution was made for the year ended March 28, 1999.

    Stockholder Rights Plan:  On August 15, 1996, the Board of Directors adopted a Stockholder Rights Plan. Pursuant to the Stockholder Rights Plan, each share of common stock has an associated right. Under certain circumstances, each right entitles the holder to purchase from the Company one one-thousandth of a share of junior preferred stock at an exercise price of $55.00 per one one-thousandth of a share, subject to adjustment.

    The rights are not exercisable and cannot be transferred separately from the common stock until ten days after a person acquires or obtains the right to acquire 15% or more or makes a tender offer for 30% or more of the Company's common stock. Upon exercise, each right will entitle the holder to purchase, in lieu of preferred stock, at the right exercise price, common stock having a value of two times the exercise price of the right. In addition, if the Company is either (i) acquired in a merger or other business combination in which the Company is not the surviving entity, or (ii) sells or transfers 50% or more of its assets or earning power to another party, each right will entitle its holder to purchase, upon exercise, common stock of the acquiring Company having a value equal to two times the exercise price of the right.

    The rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. The rights expire on August 15, 2006 but may be redeemed by the Company for $0.01 per right at any time prior to the tenth day following a person's acquisition of 15% or more of the Company's common stock. So long as the rights are not separately transferable, the Company will issue one right with each new share of common stock issued.

ASECO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note I—Income Taxes

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of March 29, 1998 and March 28, 1999 are as follows:

	Noncurrent	Current	Total
	(in thousands)
1998:
Deferred tax liabilities:
Tax over book depreciation	$(398)	$—	$(398)
Capitalized software	(196)	—	(196)
Capital vs. operating lease	—	(78)	(78)
Other	—	(32)	(32)

Total deferred tax liabilities	(594)	(110)	(704)
Deferred tax assets:
Asset valuation allowances	—	1,384	1,384
Product warranty	—	152	152
Net operating loss carryforwards	571	—	571
Other	77	291	368

Total deferred tax assets	648	1,827	2,475
Valuation allowance for deferred tax assets	(648)	(114)	(762)

Net deferred tax assets	—	1,713	1,713

Net deferred tax assets (liabilities)	$(594)	$1,603	$1,009

1999:
Deferred tax liabilities:
Tax over book depreciation	$(263)	$—	$(263)
Capitalized software	(42)	—	(42)
Capital vs. operating lease	—	(65)	(65)
Other	—	(32)	(32)

Total deferred tax liabilities	(305)	(97)	(402)
Deferred tax assets:
Asset valuation allowances	—	3,390	3,390
Net operating loss carryforwards	1,060	—	1,060
Product warranty	—	59	59
Other	—	328	328

Total deferred tax assets	1,060	3,777	4,837
Valuation allowance for deferred tax assets	(755)	(3,680)	(4,435)

Net deferred tax assets	305	97	402

Net deferred tax assets (liabilities)	$—	$—	$—

    Significant components of the provision (benefit) for income taxes are as follows:

	Fiscal Years Ended
	March 30, 1997	March 29, 1998	March 28, 1999
	(in thousands)
Current federal tax	$1,211	$318	$(1,699)
Current state tax	102	14	—
Deferred federal tax	(258)	(451)	827
Deferred state tax	(52)	(20)	182

	$1,003	$(139)	$(690)

    The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense is as follows:

	Fiscal Years Ended
	March 30, 1997	March 29, 1998	March 28, 1999
Tax at U.S. statutory rates	34.0%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	3.1	—	—
Foreign sales corporation	(3.7)	(1.6)	—
Tax credits	(4.9)	(0.8)	—
Acquired in-process research and development	—	25.0	—
Non deductible goodwill and other intangibles	—	4.6	—
Unbenefitted foreign net operating loss	—	4.8	—
Unbenefitted domestic net operating loss	—	—	7.4
Unbenefitted asset valuation reserve	—	—	18.2
Forfeited foreign net operating losses	—	—	2.9
Goodwill amortization	—	1.5	—
Other, net	2.0	0.3	(0.7)

	30.5%	(1.7)%	(4.8)%

    During the year ended March 29, 1998, the Company recorded a tax benefit of approximately $112,000 related to the exercise of non-qualified stock options which amounts have been credited to additional paid-in capital.

    Income taxes paid in the years ended March 30, 1997, March 29, 1998, and March 28, 1999, were $1,404,000, $827,000, and $110,000, respectively.

    The Company has domestic net operating loss carryforwards of approximately $6,400,000 which will begin to expire in fiscal year 2019. In addition, the Company has approximately $1,150,000 of net operating losses, which will continue indefinitely. During the year, the net operating loss carryforward related to its UK subsidiary expired as a result of the shut down of the operations.

Note J—Accrued Expenses

    Accrued expenses consist of the following:

	March 29, 1998	March 28, 1999
	(in thousands)
Accrued commissions	$1,199	$756
Accrued compensation and benefits	1,215	853
Accrued warranty	823	245
Other	1,649	1,014

	$4,886	$2,868

    As of March 28, 1999, the Company accrued approximately $200,000 related to costs associated with the layoff of 13 employees (including 3 engineering, 8 manufacturing and 2 in selling, general and administrative) and the shutdown of the Company's Malaysian subsidiary, which are included in selling, general and administrative expenses in the accompanying Statement of Operations. As of June 1999, all severance related costs were paid except for $80,000 related to one employee with whom the Company has a separation agreement which provides for payment over 24 months.

    As of March 29, 1998, the Company accrued approximately $500,000 related to costs associated with the layoff of 40 employees (including 14 engineering, 15 manufacturing and 11 in selling, general and administrative) and other employee related matters. This accrual is included in selling, general and administrative expenses in the accompanying Statement of Operations. Approximately $110,000 of the costs related to severance payments which were paid in the first quarter of fiscal 1999, approximately $200,000 related to employee benefit payments related to fiscal 1998 such as a savings plan match and were paid in the second quarter of fiscal 1999 and the remainder related to estimated additional costs associated with the downsizing which ultimately were not incurred and were reversed in the second quarter of fiscal 1999.

Note K—Segment, Geographic, Customer Information and Concentration of Credit Risk

    The Company designs, manufactures and markets semiconductor automation equipment and has one reportable operating segment based on the consolidated operating results of the Company. Net sales from customers attributed to the United States and other geographic areas are as follows:

	Fiscal Years Ended
	March 30, 1997	March 29, 1998	March 28, 1999
	(in thousands)
United States	$16,495	$28,147	$11,742
Taiwan	6,841	4,454	2,491
Pacific Rim	7,944	8,640	3,601
Europe	2,512	2,697	902
Other	528	308	482

	$34,320	$44,246	$19,218

    The Company does not hold a material amount of long-lived assets outside of the United States.

    The Company sells its products principally to integrated circuit manufacturers. The Company performs periodic credit evaluations of its customers' financial condition. The Company's accounts receivable included balances owed by one customer which represented 18% of total trade accounts receivable as of March 28, 1999, and two customers which represented 16% and 26% of total trade accounts receivable as of March 29, 1998.

    Two customers accounted for 14% and 13% of net sales for the year ended March 28, 1999. Two customers accounted for 23% and 16% of net sales for the year ended March 29, 1998. One customer accounted for 17% of net sales for the year ended March 30, 1997.

Note L—Acquisition

    On May 23, 1997, the Company acquired 100% of the outstanding stock of Western Equipment Developments (Holdings) Ltd. ("WED"), located in Plymouth, England, for approximately $6.1 million in cash. WED designs, manufacturers and markets integrated circuit wafer handling robot and inspection systems used to load, sort, transport and inspect wafers during the semiconductor manufacturing process. The acquisition was accounted for as a purchase and accordingly, the results of operations of the acquired business have been included in the Company's consolidated financial statements commencing May 23, 1997.

    The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Intangible assets acquired consisting of developed technology, and acquired in-process research and development were valued using risk adjusted cash flow models under which estimated future cash flows were discounted taking into account risks related to existing and future target markets and to the completion of the products expected to be ultimately marketed by the Company, and assessments of the life expectancy of the underlying technology. The valuation yielded values for in-process technology of $6.1 million, developed technology of $1.5 million, assembled workforce of $600,000 and trademarks and trade names of $600,000. Since the aggregate of the fair values of the intangible assets acquired as determined by the valuation exceeded the excess of the purchase price of WED (cash paid plus liabilities assumed) over the fair value of tangible assets acquired, the relative values of these assets were applied to the excess purchase price to determine the relative values of developed technology, in-process technology, assembled workforce, and tradenames and trade marks. This exercise yielded an initial allocation of the purchase price at the date of the acquisition to tangible assets acquired of $2.1 million, liabilities assumed of $3.1 million, an estimate of acquired in-process research and development of $4.9 million, developed technology of $1.2 million, assembled workforce of $480,000 and trademarks and tradenames of $480,000. The valuation of the acquired in-process research and development represents the estimated fair value related to incomplete projects acquired. Management is responsible for estimating the fair value of acquired in-process research and development. In management's opinion, the development of these projects had not reached technological feasibility and the research and development in process had no alternative future uses. The valuation of in-process research and development projects was performed using the income approach. Each projects' cash flows were evaluated and discounted back to the present at risk-adjusted discount rates.

ASECO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note L—Acquisition (Continued)

    The most significant project (approximately 70% of the in-process value) related to an automated wafer logistics unit for use in a semiconductor fabrication facility. The development of this project would provide for the integration of multiple standalone wafer storage and sorting units, collection of vital statistical production data and interface to the control systems of the semiconductor production facility. The second most significant project (approximately 20% of the in-process value) related to a wafer sorter. The development of this project would provide improved factory yield management for a semiconductor manufacturer via a high throughput, low vibration solution to moving wafers through the semiconductor production process. Key assumptions used in the analysis of these projects included gross margins of approximately 50% and a discount rate of 35%. Engineering expenses were based on estimated costs to complete the projects and other operating expenses such as selling, marketing, general and administration were based on historical operating performance. The gross margin was based on a five-year historical actual gross margin which ranged between 50% and 60% and forecasted gross Aseco Corporation margin which for fiscal 1998 was 51%. Basis for the discount rate considered the stage of development of the in-process technologies, the timing of the product introductions, and the potential for lack of market acceptance for the products. As of the date of the acquisition, the Company expected to continue development of the wafer sorter through fiscal 1998 and the automated wafer logistics unit through fiscal 1999 at an additional aggregate cost of approximately $1.5—$2.0 million. Product commercialization was anticipated for the wafer sorter in late fiscal 1998 and the automated wafer logistics unit in late fiscal 1999. Material cash inflows for each product were anticipated for the wafer sorter in fiscal 1999 and the automated wafer logistics unit in fiscal 2000. However, subsequent to the acquisition date, the Company determined that it would take longer than originally anticipated to complete development of these projects. As a result, the Company revised its original expectation for commercialization of the wafer sorter and the automated wafer logistics unit to fiscal 1999 and fiscal 2000, respectively.

    Additionally, during fiscal 1998, the Company determined that certain projects identified as acquired developed technology were not as developed as originally expected. The most significant project was an optical inspection station for use in a semiconductor fabrication facility. The Company expected to commercially release this product at the time of the acquisition; therefore, in the initial allocation, this project was characterized as developed technology. Subsequently, the Company completed its assessment of the project and concluded that because of significant software and electro-mechanical failures related to subassembly and component level design and reliability issues the product had not reached technological feasibility. The optical inspection station provides for optical scanning of wafers during the semiconductor manufacturing process using sophisticated optics which can identify defects at a sub-micron level. This unit is unique because it is the only unit available that provides both optical scanning and manual inspection of wafers on one unit.

    Based on the facts that certain products would not be commercialized as soon as anticipated and the recharacterization of certain products as in-process, the Company reperformed its valuation of its intangibles acquired. Key assumptions used in the analysis of these projects included gross margins of approximately 50% and a discount rate of 30%. Engineering expenses were based on estimated costs to complete the projects and gross margin and other operating expenses such as selling, marketing, general and administration were based on historical operating performance and the unit's fiscal 1999 operating budget. The basis for the discount rate reconsidered the factors mentioned previously, but also considered that the revenue forecast was revised downward to reflect market conditions. As of the date of the final allocation, the Company expected to continue development of the optical inspection station through fiscal 1999 at an additional cost of approximately $300,000. The most significant projects characterized as in-process research and development as a result of the final allocation of the purchase price were the wafer sorter, the automated wafer logistics unit and the optical inspection station which collectively represented 96% of the value of in-process research and development.

    Based on the final valuation of intangible assets acquired, the Company completed the allocation of the purchase price and estimated the fair values of the acquired in-process research and development, developed technology, goodwill and other intangibles using estimated future discounted cash flows. The final valuation and allocation resulted in an additional allocation of $1.2 million to in-process research and development and a corresponding charge of $1.2 million was recorded in the fourth quarter, resulting in an aggregate year to date charge of $6.1 million. The Company's final allocation of the purchase price resulted in an allocation to tangible assets of $2.1 million, liabilities assumed of $3.9 million, which increased primarily because of a change in the estimate of acquired warranty obligations, acquired in-process research and development of $6.1 million, developed technology of $400,000, goodwill of $1.02 million and other intangibles comprised of assembled workforce of $316,000.

    In September 1998, as part of the Company's plan to consolidate its UK wafer handling and inspection operation (see Note M to the Consolidated Financial Statements), the Company decided to abandon both of its automated wafer logistics and the sorter projects. At that time, the Company was experiencing a weakened financial condition due to the market-wide semiconductor capital equipment market downturn and the resulting lower level of available resources. Because of these factors, the Company decided to focus its development efforts on projects with a shorter-term return on investment; consequently, development efforts on only the optical inspection station were continued.

    As of the end of fiscal 1998, the Company estimated that $1.2 million would be incurred over the next three years in connection with the completion of acquired research and development. During fiscal 1999 the Company incurred approximately $600,000 related to the completion of these products. None of the new products was completed or shipped in fiscal 1999; however, the Company began shipping its optical inspection station in fiscal 2000. The Company expects to spend slightly less than its original estimate of $1.2 million.

    Moreover, since WED incurred operating losses in fiscal 1998, which were not originally anticipated, the year end assessments for developed technology and related goodwill indicated that the amounts originally recorded for these assets would not be recovered and thus were impaired. Therefore, these assets were written down to their estimated fair values, resulting in a separate fourth quarter charge of $963,000, which is included in selling, general and administrative expenses in the accompanying Statement of Operations. Subsequent to the write-down, the carrying amount of developed technology was $400,000 and the related goodwill was $121,000 as of March 29, 1998.

    The following table summarized the unaudited pro-forma consolidated results of operations as if the acquisition had been made at the beginning of each of the periods presented.

	March 30, 1997	March 29, 1998
	(in thousands except per share amounts)
Net sales	$39,303	$45,274
Net loss	(4,878)	(9,519)
Earnings (loss) per share	$(1.31)	$(2.58)

Note M—Restructuring and Other Charges

    In the second quarter of fiscal 1999, the Company announced a plan to consolidate its UK wafer handling and inspection operations. This plan included the closure of the Company's UK facility and the related transfer of manufacturing and other operations to the United States as well as the discontinuation of several older product models. The Company's actions resulted in the elimination of approximately 20 positions, principally in the manufacturing, selling and administration areas. Benefits expected to be derived from the restructuring effort beginning in the third quarter of fiscal 1999 included estimated annualized cost savings of approximately $1.4 million from elimination of duplicate manufacturing facilities and functions, consolidation of selling and administrative functions in the US and reductions in headcount. In conjunction with this plan, the Company recorded a $2.2 million special charge, including a $850,000 charge to cost of sales for inventory write-downs related to product discontinuation and a $1.3 million restructuring charge.

    Inventory included in the $850,000 charge was principally related to inventory parts purchased in anticipation of commercialization of one of the Company's in-process projects which was abandoned in this quarter. The inventory was written down to $0 representing management's estimate of fair value. The inventory was crated and stored offsite to provide evidence, if needed, for breach of warranty and representation claims, concerning the WED purchase agreement. No recovery was ever received for this inventory. The Company intends to discard the inventory as soon as possible. The principal components of the restructuring charge include $495,000 for a write-down of fixed asset no longer used by the operation, which assets were discarded, $241,000 for severance related charges, $325,000 for a write-down of goodwill related to the impairment of such assets indicated using estimated discounted future cash flows, $65,000 of lease termination and related costs, $98,000 for a write-down of UK government grant monies receivable and repayment of amounts previously received for grant activity as a result of abandonment of the automated wafer logistics project and $34,000 for other assets.

    In the fourth quarter of fiscal 1999, the Company recorded a special charge of $6.2 million. The charge reflects the impact of continuing unfavorable conditions in the semiconductor capital equipment market, a more gradual recovery than was previously anticipated and the effect of expected future technology changes in this market upon the Company's product line, cost structure and asset base. As a result of market studies conducted by the Company in its fiscal fourth quarter, it was determined that a more rapid change away from older package configurations such as the plastic leaded chip carrier (PLCC) to small outline (SO) and chip scale packages would occur more rapidly than the Company previously expected. As a result, the Company determined that future demand for its current product portfolio would not be as strong as anticipated earlier in the fiscal year and, accordingly, revised its fiscal 2000 and beyond forecasted operating plans. Based upon this information, the Company also redirected its development efforts toward a new product to address the newer package configurations. Components of the charge included:

  a)
  a $5.0 million charge to cost of goods sold for write-downs representing primarily the carrying cost of excess inventory based on revised fiscal year 2000 and beyond forecasted operating plans. The inventory was written down to $0 representing management's estimate of fair value. Given the volume of the inventory and the limited resources available due to continued downsizing of the Company, management is periodically segregating and discarding the inventory. This process is expected to be completed during the next 12 months.

  b)
  a $351,000 charge to research and development for the write-down of development equipment no longer used by the Company as a result of a refocusing of development efforts to address expected technology changes. These fixed assets were put out of service and were subsequently discarded.

  c)
  a $544,000 write-down to selling, general and administrative expense of various assets whose carrying value was adversely affected based on revised fiscal year 2000 and beyond forecasted operating plans and adverse market conditions, including $103,000 of sales demonstration equipment, older computers and other fixed assets all of which were put out of service and discarded, $214,000 of other tax assets which management no longer deemed more likely than not to be recoverable, $200,000 related to an increase in the reserve for uncollectible accounts due to the impact of adverse market conditions on the Company's customers and $27,000 of other assets. These assets were written down to $0 representing management's estimate of fair value.

  d)
  a $280,000 charge to selling, general and administrative expense associated with the layoff of 13 employees including 1 administration, 3 engineering, 8 manufacturing and 1 sales and service and other costs. As of June 1999, all severance related costs were paid except for $80,000 related to one employee with whom the Company has a separation agreement which provides for payment over 24 months.

  e)
  a $30,000 charge to selling, general and administrative expense for the closure of the Company's Malaysian subsidiary.

Note N—Related Party Transactions

    On April 15, 1996, the Company loaned $140,000 to an executive officer, who is also a director of the Company. The loan bears interest at the rate of 5.33% per annum, compounded annually, and is due and payable in full on the earlier of the termination of the executive officer's employment with the Company or April 15, 1999. The loan is secured by shares of the Company's common stock owned by the executive officer (see Note O of Consolidated Financial Statement).

Note O—Subsequent Events

    On June 22, 1999 the Company entered into a loan modification agreement (the "Credit Agreement") which extends the expiration date of its revolving line of credit with a bank to November 1, 1999 (the "Line of Credit"). Borrowings under the Line of Credit were $475,000 and

$575,000 at March 28, 1999 and June 27, 1999, respectively. Terms of the Credit Agreement specify that as of June 22, 1999, maximum availability under the Line of Credit was equal to the lesser of (i) $1.3 million or (ii) 80% of qualified accounts receivable (the "Borrowing Base"). Such maximum availability decreases to the lesser of (i) $350,000 or (ii) the Borrowing Base after the earlier of August 31, 1999 or receipt by the Company of a refund of federal taxes paid by the Company in respect of fiscal 1998 and prior years, which refund the Company expects will be approximately $1.3 million. At June 27, 1999, the Borrowing Base was $1.3 million. The Credit Line is secured by all assets of the Company. The Credit Agreement establishing the Credit Line prohibits the payment of dividends without the bank's consent and requires the maintenance of specified debt to net worth and current ratios. The Credit Agreement also requires that the Company maintain a minimum capital base and not incur net losses of more than a specified amount. As of March 28, 1999, the Company was in default of the debt to net worth and net loss covenants but has since obtained appropriate waivers from the bank.

    The Company is currently refinancing its bank debt and has received a commitment from another lender to provide a replacement credit line to the Company. The replacement line of credit will have a two year term and will allow for maximum availability of $3.0 million based on a percentage of qualified accounts receivable and inventory. The line will be secured by all the assets of the Company and will be subject to certain financial covenants including specified levels of net worth, and debt to net worth ratios and limitations on capital expenditures. The replacement line of credit will accrue interest at a rate of prime plus 1.5%. The bank may alter or terminate its commitment with respect to the replacement line of credit if there is any material adverse change in the Company's financial position or otherwise. However, to the extent that there is a shortfall of funds under the commitment, management has the ability and intent to adjust the Company's cash flows to be able to meet operational needs at least through the end of fiscal 2000.

    On July 6, 1999, an executive officer repaid $140,000 to the Company in settlement of the principal portion of an outstanding loan (see Note N). The Board of Directors agreed to forgive interest accrued on the loan through July 6, 1999.

ASECO CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share and per share data)

	March 28, 1999	December 26, 1999
ASSETS
Current assets:
Cash and cash equivalents	$1,229	$1,880
Accounts receivable, less allowance for doubtful accounts of $1,027 at March 28, 1999 and $1,014 at December 26, 1999	4,041	5,935
Inventories, net	5,893	6,394
Other current assets	1,918	223

Total current assets	13,081	14,432
Plant and equipment, at cost	7,341	7,279
Less accumulated depreciation and amortization	5,207	5,852

	2,134	1,427
Other assets, net	109	152

	$15,324	$16,011

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Borrowings on line of credit	$475	$2,104
Accounts payable	1,964	3,293
Accrued expenses	2,868	2,105
Current portion of capital lease obligations	12	—

Total current liabilities	5,319	7,502
Stockholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value: Authorized 15,000,000 shares, issued and outstanding 3,832,799 at March 28, 1999 and 3,921,081 at December 26, 1999	38	39
Additional paid-in capital	18,321	18,424
Retained earnings	(8,382)	(9,982)
Foreign currency translation adjustment	28	28

Total stockholders' equity	10,005	8,509

	$15,324	$16,011

See Notes to Condensed Consolidated Financial Statements.

ASECO CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

(in thousands, except share and per share data)

	Nine Months Ended
	December 27, 1998	December 26, 1999
Net sales	$15,313	$15,925
Cost of sales	10,447	9,329

Gross profit	4,866	6,596
Research and development costs	3,980	2,614
Selling, general, and administrative expenses	6,488	5,106
Expenses incurred to date for merger	—	410
Restructuring charge	1,300	—

Loss from operations	(6,902)	(1,534)
Other income (expense):
Interest income	95	39
Interest expense	(129)	(103)
Other, net	(7)	(2)

	(41)	(66)

Loss before income taxes	(6,943)	(1,600)

Income tax benefit	(689)	—

Net loss	$(6,254)	$(1,600)

Loss per share, basic and diluted	$(1.67)	$(0.41)

Shares used to compute loss per share, basic and diluted	3,749,000	3,879,000

See Notes to Condensed Consolidated Financial Statements.

ASECO CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(in thousands, except share and per share data)

	Nine Months Ended
	December 27, 1998	December 26, 1999
Operating activities:
Net loss	$(6,254)	$(1,600)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,427	753
Loss on sale of plant and equipment	5	—
Restructuring charge	1,300	—
Inventory write-off	850	—
Changes in assets and liabilities:
Accounts receivable	5,112	(1,894)
Inventories, net	(629)	(444)
Other current assets	(50)	1,695
Accounts payable and accrued expenses	(4,964)	566

Total adjustments	3,051	676

Cash provided by (used in) operating activities	(3,203)	(924)
Investing activities:
Acquisition of plant and equipment	(360)	(36)
Proceeds from sale of plant and equipment	39	—
Increase in software development costs and other assets	(186)	(110)

Cash provided by (used in) investing activities	(507)	(146)

Financing activities:
Net proceeds from issuance of common stock	50	104
Borrowings on line of credit	372	1,629
Payments of long-term capital lease obligations	(21)	(12)

Cash provided by (used in) financing activities	401	1,721

Effect of exchange rate changes on cash	4	—

Net increase (decrease) in cash and cash equivalents	(3,305)	651
Cash and cash equivalents at the beginning of period	4,431	1,229

Cash and cash equivalents at the end of the period	$1,126	$1,880

See Notes to Condensed Consolidated Financial Statements.

ASECO CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED DECEMBER 26, 1999

Note 1—Basis of Presentation

    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended December 26, 1999 are not necessarily indicative of the results that may be expected for the year ended March 26, 2000. For further information, refer to the consolidated financial statements and footnotes included in the prospectus.

Note 2—Comprehensive Income

    Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) requires the reporting and display of comprehensive income and its components. Under this standard, certain revenues, expenses, gains and losses recognized during the period are included in comprehensive income, regardless of whether they are considered to be results of operations of the period. Comprehensive loss for the first nine months of fiscal 1999 was $6.2 million. The difference between comprehensive loss and net loss as reported on the Consolidated Statements is attributable to the foreign currency translation adjustment. Comprehensive loss for the first nine months of fiscal 2000 was $1.6 million, the same as net loss as reported on the Consolidated Statement of Operations.

Note 3—New Accounting Pronouncement

    The Company has not yet adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which is required to be adopted in fiscal 2002, as amended by Financial Accounting Standards No. 137. Adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

Note 4—Inventories

	March 28, 1999	December 26, 1999
	(in thousands)
Raw material	$1,966	$2,409
Work-in-process	3,441	3,584
Finished goods	486	401

	$5,893	$6,394

Note 5—Concentration of Credit Risk

    The Company sells its products principally to integrated circuit manufacturers. The Company performs periodic credit evaluations of its customers' financial conditions. The Company's accounts receivable included balances owed by one customer which represented 18% of trade accounts receivable as of March 28, 1999 and two customers, which represented 19% and 17% of trade accounts receivable as of December 26, 1999. Two customers accounted for 19% and 15% of net sales for the nine months ended December 26, 1999.

Note 6—Restructuring and Other Charges

    In the second quarter of fiscal 1999, the Company announced a plan to consolidate its UK wafer handling and inspection operations. This plan included the closure of the company's UK facility and related transfer of manufacturing and other operations to the United States as well as the discontinuation of several older product models. The Company's actions resulted in the elimination of approximately 20 positions, principally in the manufacturing, selling, and administration areas. Benefits expected to be derived from the restructuring effort beginning in the third quarter of fiscal 1999 included estimated annualized cost savings of approximately $1.4 million from elimination of duplicate manufacturing facilities and functions, consolidation of selling and administrative functions in the U.S. and reductions in headcount. In conjunction with this plan, the Company recorded a $2.2 million special charge, including a $850,000 charge to cost of sales for inventory write-downs related to product discontinuation and a $1.3 million restructuring charge. Inventory included in the $850,000 charge was principally related to inventory parts purchased in anticipation of commercialization of one of the Company's in-process projects which was abandoned in this quarter. The inventory was written down to $0 representing management's estimate of fair value. The inventory was crated and stored off site to provide evidence, if needed, for breach of warranty and representation claims, concerning the Western Equipment Developments (Holdings) Ltd. ("WED") purchase agreement. No recovery was ever received for this inventory. The Company intends to discard the inventory as soon as possible. The principal components of the restructuring charge include $495,000 for a write-down of fixed assets no longer used by the operation, which assets were discarded, $241,000 for severance related charges, $325,000 for a write-down of goodwill related to the impairment of such assets indicated using estimated discounted future cash flows, $65,000 of lease termination and related costs, $98,000 for a write-down of UK government grant monies receivable and repayment of amounts previously received for grant activity as a result of abandonment of abandonment of the automated wafer logistics project and $34,000 for other assets.

    In the fourth quarter of fiscal 1999, the Company recorded a special charge of $6.2 million. The charge reflects the impact of continuing unfavorable conditions in the semiconductor capital equipment market, a more gradual recovery than was previously anticipated and the effect of expected future technology changes in this market upon the Company's product line, cost structure and asset base. As a result of market studies conducted by the Company in its fiscal fourth quarter, it was determined that a more rapid change away from older package configurations such as the plastic leaded chip carrier (PLCC) to small outline (SO) and chip scale packages would occur that the company previously expected. As a result, the Company determined that future demand for its current product portfolio would not be as strong as anticipated earlier in the fiscal year and, accordingly, revised its fiscal 2000 and beyond forecasted operating plans. Based on this information, the Company also redirected its development efforts toward a new product to address the newer package configurations. Components of the $6.2 million charge included:

  a)
  a $5.0 million charge to cost of goods sold for write-downs representing primarily the carrying cost of excess inventory based on revised fiscal year 2000 and beyond forecasted operating plans. The inventory was written down to $0 representing management's estimate of fair value. Given the volume of the inventory and the limited resources available due to continued downsizing of the Company, management is periodically segregating and discarding the inventory. This process is expected to be completed during the next 12 months.

  b)
  a $351,000 charge to research and redevelopment for the write-down of development equipment no longer used by the Company as a result of a refocusing of development efforts to address expected technology changes. These fixed assets were put out of service and were subsequently discarded.

  c)
  a $544,000 write-down to selling, general and administrative expense of various assets whose carrying value was adversely affected based on revised fiscal year 2000 and beyond forecasted operating plans and adverse market conditions, including $103,000 of sales demonstration equipment, older computers and other fixed assets all of which ere put out of service and discarded, $214,000 of other tax assets which management no longer deemed more likely than not to be recoverable, $200,000 related to an increase in the reserve for uncollectible accounts due to the impact of adverse market conditions on the Company's customers and $27,000 of other assets. These assets were written down to $0 representing management's estimate of fair value.

  d)
  a $280,000 charge to selling, general and administrative expense associated with the layoff of 13 employees including 1 administration, 3 engineering, 8 manufacturing, and 1 sales and service and other costs. As of June 1999, all severance related costs were paid except for $80,000 related to one employee with whom the Company has a separation agreement which provides for payment over 24 months.

  e)
  a $30,000 charge to selling, general and administrative expense for the closure of the Company's Malaysian subsidiary.

Note 7—Credit Facility

    On August 19, 1999, the Company entered into a two-year revolving credit agreement (the "Credit Agreement") allowing for maximum availability of $3.0 million based on a percentage of qualified accounts receivable and inventory. Borrowings under the Credit Agreement are secured by all the assets of the company and are subject to certain financial covenants including specified levels of net worth, and debt to net worth ratios and limitations on capital expenditures. Interest accrued on outstanding balances under the Credit Agreement at prime plus 1.5%. As of December 26, 1999, availability under this facility was $3.0 million. The Company's indebtedness for borrowed money was $2.1 million at December 26, 1999, compared to $475,000 at March 28, 1999. As of December 26, 1999, the Company was in compliance with all covenants under the Credit Agreement.

Note 8—Repayment of Loan

    On July 6, 1999, an executive officer repaid $140,000 to the Company in settlement of the principal portion of an outstanding loan. The Board of Directors agreed to forgive all accrued interest on such loan

Note 9—Taxes

    A tax benefit of $689,000 was recognized in the first nine months of fiscal 1999. No tax benefit was recorded in the first nine months of fiscal 2000 because no benefit from operating loss carryback provisions was available to the Company. The Company recorded a valuation allowance for deferred tax assets, principally representing net operating loss carryforwards and other deferred tax assets the realization of which the Company does not deem more likely than not.

Note 10—Merger

    On September 20, 1999, the Company announced a definitive merger agreement with Micro Component Technology, Inc., a test handler manufacturer. The transaction, which is structured as a stock merger, is valued at approximately $16.3 million, subject to certain adjustments. The agreement has been approved by the Board of Directors of each company and is subject to approval by the shareholders of each company and regulatory agencies. The Company anticipates that the merger will close in January 2000.

    Total merger-related expenses estimated to be incurred by the Company prior to the closing are $650,000, of which $410,000 were incurred prior to December 26, 1999.

MICRO COMPONENT TECHNOLOGY, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED INFORMATION

The following unaudited pro forma combined condensed financial statements reflect the combination of MCT and Aseco and the issuance of MCT shares to Aseco shareholders.

    The unaudited pro forma combined condensed financial statements have been derived from the following:

  •
  The audited consolidated financial statements of MCT for the fiscal year ended June 26, 1999 and for the six-month transition period ended December 31, 1999 and including the unaudited interim periods therein;

  •
  The unaudited consolidated financial statements of MCT for the three months ended April 1, 2000;

  •
  The audited consolidated financial statements of Aseco for the fiscal year ended March 28, 1999, including the unaudited interim periods therein;

  •
  The unaudited consolidated financial statements of Aseco for the nine months ended December 26, 1999;

which are included elsewhere in the prospectus and

  •
  The unaudited consolidated financial statements of Aseco for the three months ended June 27, 1999 and for the six months ended September 26, 1999;

which are not included in the prospectus.

    Aseco's fiscal year ended on the Sunday closest to the end of March. MCT's fiscal year 1999 ended on June 26, 1999. On April 11, 2000, our board of directors changed its fiscal year to December 31, effective December 31, 1999, resulting in a six-month transition period then ended. Our interim quarters will continue to be thirteen weeks, ending on Saturday, with the first quarter of 2000 ended on April 1, 2000.

    The unaudited pro forma combined condensed statements of operations were prepared as if the acquisition of Aseco had occurred on June 28, 1998. To present pro forma information for the fiscal year ended June 26, 1999, we have combined MCT's results of its fiscal year ended June 26, 1999 with Aseco's results for the nine months ended March 28, 1999 and the three months ended June 27, 1999. To present pro forma information for the six-month transition period ended December 31, 1999, we have combined MCT's results of the six-month transition period ended December 31, 1999 with Aseco's results for the six months ended December 26, 1999, which was derived by deducting the results for the three months ended June 27, 1999 from the results for the nine months ended December 26, 1999.

    The operating results of Aseco are included in MCT's historical amounts beginning January 31, 2000. To present pro forma information for the three months ended April 1, 2000, we have combined MCT's three months ended April 1, 2000 and Aseco's operating results for the five weeks ended January 31, 2000. The operating results for Aseco for the period from December 27, 1999 to January 31, 2000 are based on Aseco's internal unaudited financial statements.

    The stated purchase price was $16.3 million. The fair value of MCT's common stock issued was based upon the average of the twenty-trading days prior to January 28, 2000. As a result, the fair value of the common stock issued exceeded the stated purchase price of $16.3 million. The total purchase consideration includes approximately $1.5 million of identified severance for Aseco personnel and MCT transaction costs, of which $673,000 of severance costs will be paid in MCT common stock and the remainder will be paid in cash. The total purchase price is as follows:

Stock issued at closing	$22,526,000
Transaction costs	948,000
Severance costs	557,000	(excluding $273,000 previously accrued)

Total purchase price	$24,031,000

The total purchase price relating to the merger has been allocated on a preliminary basis to the assets acquired and the liabilities assumed based on MCT's estimate of their respective fair values. The purchase price exceeded the fair value of the net tangible assets acquired. MCT allocated the excess to intangible assets as follows:

Intangible Assets	Value	Life
Customer lists	$1,000,000	5 years
Established workforce	1,500,000	2 years
Developed products	2,400,000	3 years
Core products	5,000,000	5 years
Goodwill	9,630,000	5 years

Total excess	$19,530,000

    The allocation of the purchase price may change pending a final analysis of the value of the assets acquired and liabilities assumed. This initial allocation may be adjusted in future quarters as valuations of certain accounts, including inventory and accrued liabilities, are finalized.

    Pro forma adjustments have been applied to the statements of operations to give effect to the purchase accounting adjustments arising from the merger. Anticipated cost savings and benefits are not reflected in the pro forma information. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. The pro forma information, therefore, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The unaudited pro forma combined condensed financial statements should be read in conjunction with the accompanying notes and historical financial statements and notes to the financial statements of MCT and Aseco included elsewhere in this prospectus.

MICRO COMPONENT TECHNOLOGY, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 26, 1999

(in thousands, except per share data)

	MCT	Aseco	Pro Forma Adjustments	Pro Forma Combined
Net sales	$15,171	$17,305		$32,476
Cost of sales	7,539	16,609		24,148

Gross profit	7,632	696		8,328
Operating expenses:
Selling, general, and administrative	6,279	8,017		14,296
Research and development	2,800	4,500		7,300
Amortization of intangible assets		290	$4,676 (1)	4,966
Restructuring charge		1,300		1,300

Total operating expenses	9,079	14,107	4,676	27,862
Income (loss) from operations	(1,447)	(13,411)	(4,676)	(19,534)
Other income (expense):
Interest income (expense), net	67	(50)		17
Other income (expense)	(86)	9		(77)

Income (loss) before income taxes	(1,466)	(13,452)	(4,676)	(19,594)
Income tax provision		(347)		(347)

Net income (loss)	$(1,466)	$(13,105)	$(4,676)	$(19,247)

Net income (loss) per share:
Basic	$(0.20)	$(3.46)		$(1.86)

Diluted	$(0.20)	$(3.46)		$(1.86)

Weighted average common and common equivalent shares outstanding:
Basic	7,396	3,785		10,326
Diluted	7,396	3,785		10,326

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

MICRO COMPONENT TECHNOLOGY, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 1999

(in thousands, except per share data)

	MCT	Aseco	Pro Forma Adjustments	Pro Forma Combined
Net sales	$11,356	$11,208		$22,564
Cost of sales	5,452	6,516		11,968

Gross profit	5,904	4,692		10,596
Operating expenses:
Selling, general, and administrative	4,296	3,902		8,198
Research and development	1,496	1,758		3,254
Amortization of intangible assets	10		$2,338 (1)	2,348

Total operating expenses	5,802	5,660	2,338	13,800
Income (loss) from operations	102	(968)	(2,338)	(3,204)
Other income (expense):
Interest income (expense), net	23	(64)		(41)
Other income (expense)	(4)	(17)		(21)

Income (loss) before income taxes	121	(1,049)	(2,338)	(3,266)
Income tax provision

Net income (loss)	$121	$(1,049)	$(2,338)	$(3,266)

Net income (loss) per share:
Basic	$0.02	$(0.27)		$(0.31)

Diluted	$0.01	$(0.27)		$(0.31)

Weighted average common and common equivalent shares outstanding:
Basic	7,474	3,898		10,404
Diluted	8,144	3,898		10,404

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

MICRO COMPONENT TECHNOLOGY, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED APRIL 1, 2000

(in thousands, except per share data)

	MCT	Aseco	Pro Forma Adjustments	Pro Forma Combined
Net sales	$12,161	$355		$12,516
Cost of sales	6,249	360		6,609

Gross profit	5,912	(5)		5,907
Operating expenses:
Selling, general, and administrative	3,486	1,114		4,600
Research and development	1,870	530		2,400
Amortization of intangible assets	784		$390 (1)	$1,174

Total operating expenses	6,140	1,644	390	8,174
Income (loss) from operations	(228)	(1,649)	(390)	(2,267)
Other income (expense):
Interest income (expense), net	(38)	5		(33)
Other income (expense)		(24)		(24)

Income (loss) before income taxes	(266)	(1,668)	(390)	(2,324)
Income tax provision		47		47

Net income (loss)	$(266)	$(1,715)	$(390)	$(2,371)

Net income (loss) per share:
Basic	$(0.03)	$(0.44)		$(0.22)

Diluted	$(0.03)	$(0.44)		$(0.22)

Weighted average common and common equivalent shares outstanding:
Basic	9,905	3,921		10,882
Diluted	9,905	3,921		10,882

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

MICRO COMPONENT TECHNOLOGY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed statements were prepared using the actual exchange ratio of 0.633. The merger agreement allowed for a minimum exchange ratio of 0.633 based upon a maximum MCT twenty-day average stock price of $5.563. Our twenty-day average stock price ending January 28, 2000 was $7.69. Total purchase price used in the preparation of these statements was computed as follows (amounts in thousands):

Exchange of MCT common stock for Aseco common stock	$22,526
Transaction costs	948
Severance costs	557

Total purchase price	$24,031

    Components of the purchase consideration reflect the acquisition of all outstanding Aseco shares and conversion of all outstanding Aseco unexercised options to purchase Aseco common shares based upon stated merger consideration of $16.3 million. This represents issuance of 1.9 million shares of MCT common stock; or 2.9 million shares for Aseco common stock and reservation of 449,000 shares of MCT common stock for 709,000 Aseco options outstanding. These outstanding and unexercised options exercisable for shares of Aseco common stock have been converted into options exercisable for shares of MCT common stock having the same terms and conditions as the Aseco options, after giving effect to the exchange ratio in the merger as described above, which approximates fair value as determined by the Black-Scholes option-pricing model considering the following assumptions:

Fair value of the underlying shares based upon the Aseco common stock closing price on September 17, 1999	$3.47
Expected years until exercise	3.3
Expected stock volatility	144%
Risk-free interest rate	6%
Expected dividend rate	0%

    Pro forma adjustments giving effect to the merger in the unaudited pro forma combined condensed statements of operations reflect the following:

(1)
Amortization of goodwill and other intangibles on a straight-line basis as follows:

Intangible Assets	Value	Life
Customer lists	$1,000,000	5 years
Established workforce	1,500,000	2 years
Developed products	2,400,000	3 years
Core products	5,000,000	5 years
Goodwill	9,630,000	5 years

Total excess	$19,530,000

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The following table sets forth our estimates (other than the SEC and Nasdaq registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered.

Item	Amount
SEC Registration Fee	$8,141
Nasdaq Listing Fee	17,500
NASD Filing Fee	3,584
Legal Fees and Expenses	175,000
Accounting Fees and Expenses	100,000
Transfer Agent Fees and Expenses	10,000
Printing	75,000
Miscellaneous Fees and Expenses	20,775

Total	$410,000

Item 14. Indemnification of Directors and Officers.

    Section 302A.521 of the Business Corporation Law of the State of Minnesota provides that a Minnesota corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 302A.521 provides that a Minnesota corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 302A.521 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 302A.521 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 302A.521.

    The Articles of Incorporation, as amended, and Bylaws of the Company provide for indemnification of our directors and officers to the fullest extent permitted by law. The Bylaws also permit the Board of Directors to authorize us to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or controlling persons of the Company pursuant to our Articles of Incorporation, as amended, our Bylaws and the Minnesota Business Corporation Law, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

    As permitted by Section 302A.521 of the Minnesota Business Corporation Law, our Articles of Incorporation, as amended, provides that directors of the Company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.521 of the Minnesota Business Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Item 15. Recent Sales of Unregistered Securities.

    During the past three years, we made the following sales of unregistered securities:

    On November 24, 1997, we converted 315,789 shares of Class A preferred stock to common stock on a one-for-one basis. There were no dividends accrued or paid on the preferred stock. We no longer have shares of preferred stock outstanding. The issuance of the shares of common stock was exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933. We paid no discounts or commissions to solicit the conversion.

    On December 7, 1999, we issued 16,638 shares of common stock pursuant to the exercise of 50,942 warrants. There were no cash proceeds from the conversion of the warrants to common stock as it was a cashless transaction with a value of approximately $159,000 to us from the surrender of warrants. The shares were issued to the Hambrecht & Quist Group. We paid no discounts or commissions.

    On December 29, 1999, we issued 9,000 shares of common stock for the exercise of 9,000 warrants. The proceeds from the exercise totaled $36,000. The shares were issued to Guaranty Finance Management Corporation. We paid no discounts or commissions.

    On December 31, 1999, we issued 30,696 shares of common stock pursuant to the exercise of 139,865 warrants. There were no cash proceeds from the conversion of the warrants to common stock as it was a cashless transaction with a value of approximately $455,000 to us from the surrender of warrants. The shares were issued to the Hambrecht & Quist Group. We paid no discounts or commissions.

    The securities issued in 1999 were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because the exercise was limited to two sophisticated investors having access to current information about our company.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number	Description
1	Underwriting Agreement.(filed herewith)
3A.	Bylaws of MCT.(9)
3B.	Articles of Incorporation of MCT.(9)
4.	Specimen Certificate of Common stock.(1)
5.1	Opinion of Best & Flanagan LLP.(filed herewith)
10A.	Form of Non-Competition Agreement between MCT and certain senior executive officers.(1)
10B.	Stock Purchase Agreement and Commission Agreement between MCT and Cardine & Levy, dated September 25, 1995.(4)
10C.	Employment Agreement with Roger E. Gower dated March 28, 1995.(3)
10D.	Employment Agreement with Dennis L. Nelson dated May 30, 1996.(7)
10E.	Employee Stock Purchase Plan.(6)
10F.	Stock Option Plan for Outside Directors as amended through April 29, 1999.(14)
10G.	Incentive Stock Option Plan as amended through September 27, 1999.(17)
10H.	Former Aseco Corp. 1986 Incentive Stock Option Plan.(17)
10I.	Former Aseco Corp. 1993 Omnibus Stock Plan.(17)
10J.	Former Aseco Corp. 1993 Non-Employee Director Stock Option Plan.(17)
10K.	Lease for MCT's corporate headquarters dated October 16, 1996.(8)
10L.	Lease for space in Marlborough, Massachusetts dated April 13, 1993.(16)
10M.	Credit and Security Agreement, dated February 17, 1998 between Norwest Business Credit, Inc. and Micro Component Technology, Inc.(10)
10N.	Credit and Security Agreement, dated February 17, 1998 between Norwest Bank Minnesota, N.A. and Micro Component Technology, Inc.(10)
10O.	First Amendment to Credit and Security Agreement, dated October 22, 1998 between Norwest Business Credit, Inc. and MCT.(11)
10P.	First Amendment to Credit and Security Agreement, dated October 22, 1998 between Norwest Bank Minnesota, N.A. and MCT.(11)
10Q.	Second Amendment to Credit and Security Agreement (Eximbank Guaranteed Loan), dated February 16, 1999 between Norwest Bank Minnesota N.A. and Micro Component Technology, Inc.(13)
10R.	Second Amendment to Credit and Security Agreement, dated May 6, 1999 between Wells Fargo Business Credit, Inc. and Micro Component Technology, Inc.(13)
10S.	Third Amended to Credit and Security Agreement, dated June 20, 2000 between Wells Fargo Business Credit, Inc. and MCT.(18)

10T.	Third Amendment to Credit and Security Agreement (Eximbank Guaranteed Loan), dated June 20, 2000, between Norwest Bank Minnesota N.A. and MCT.(18)
21.	Revised Listing of Subsidiaries of MCT.(18)
23.1	Consent of Deloitte & Touche LLP.(filed herewith)
23.2	Consent of Ernst & Young LLP.(filed herewith)
23.3	Consent of Best & Flanagan LLP.(included in Exhibit 5.1)
24.	Powers of Attorney.(filed herewith—included on signature page S-1)
27.	Financial Data Schedule.(14)

(1)
Incorporated by reference to the exhibits to the registration statement on Form S-1 filed by MCT on August 24, 1993, as amended, SEC File Number 33-67846.

(2)
Incorporated by reference to the exhibits to the report on Form 10-K filed by MCT for the fiscal year ended June 25, 1994, file number 0-22384.

(3)
Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended March 25, 1995, SEC File No. 0-22384.

(4)
Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended September 30, 1995, SEC File No. 0-22384.

(5)
Incorporated by reference to the exhibits to the Registration Statement on Form S-1 filed by MCT on November 2, 1995, as amended, SEC File No. 33-98940.

(6)
Incorporated by reference to the exhibits to the Registration Statement on Form S-8 filed by MCT on October 31, 1994, as amended, SEC File No. 33-85766.

(7)
Incorporated by reference to the exhibits to the report on Form 10-K filed by MCT for the fiscal year ended June 29, 1996, SEC File No. 0-22384.

(8)
Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended September 28, 1996, SEC File No. 0-22384.

(9)
Incorporated by reference to the exhibits to the post-effective amendment #1 to the Registration Statement on Form S-1 filed by MCT on November 18, 1996, SEC File No. 33-98940.

(10)
Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended March 28, 1998, SEC File No. 0-22384.

(11)
Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended September 26, 1998, SEC File No. 0-22384.

(12)
Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended December 26, 1998, SEC File No. 0-22384.

(13)
Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended March 27, 1999, SEC File No. 0-22384.

(14)
Incorporated by reference to the report on Form 10-K/A filed by MCT for the fiscal year ended June 26, 1999, SEC File No. 0-22384.

(15)
Incorporated by reference to the exhibits to the Registration Statement on Form S-4 filed by MCT on October 26, 1999, as amended, SEC File No. 33-89675.

(16)
Incorporated by reference to the Registration Statement on Form S-1, as amended, filed by Aseco Corporation on January 29, 1993, SEC File No. 33-57644.

(17)
Incorporated by reference to the exhibits to the Registration Statement on Form S-8 filed by MCT on January 31, 2000, SEC File No. 333-95765.

(18)
Incorporated by reference to the report of From 10-K filed by MCT for the transition period ended December 31, 1999 filed by MCT on June 30, 2000, SEC File No. 0-22384.

(b)
Financial Statement Schedules.

Item 17. Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on the 30th day of June, 2000.

MICRO COMPONENT TECHNOLOGY, INC.
By:	/s/ ROGER E. GOWER Roger E. Gower President

POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger E. Gower and Jeffrey S. Mathiesen, or any of them, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROGER E. GOWER Roger E. Gower	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	June 30, 2000
/s/ JEFFREY S. MATHIESEN Jeffrey S. Mathiesen	Chief Financial Officer and Senior Vice President (principal financial and accounting officer)	June 30, 2000
/s/ DONALD J. KRAMER Donald J. Kramer	Director	June 30, 2000
/s/ D. JAMES GUZY D. James Guzy	Director	June 30, 2000
/s/ DAVID M. SUGISHITA David M. Sugishita	Director	June 30, 2000

/s/ PATRICK VERDERICO Patrick Verderico	Director	June 30, 2000
/s/ DONALD R. VANLUVANEE Donald R. VanLuvanee	Director	June 30, 2000
/s/ SEBASTIAN J. SICARI Sebastian J. Sicari	Director	June 30, 2000
/s/ DR. SHELDON BUCKLER Dr. Sheldon Buckler	Director	June 30, 2000

EXHIBIT INDEX

Exhibit Number	Description
1	Underwriting Agreement. (filed herewith)
5.1	Opinion of Best & Flanagan LLP. (filed herewith)
23.1	Consent of Deloitte & Touche LLP. (filed herewith)
23.2	Consent of Ernst & Young LLP. (filed herewith)
23.3	Consent of Best & Flanagan LLP. (included in Exhibit 5.1)
24	Powers of Attorney. (filed herewith—included on signature page S-1)

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Business
The Offering
Summary Consolidated Financial Data
Summary Pro Forma Combined Condensed Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELECTED UNAUDITED QUARTERLY OPERATING RESULTS (in thousands, except per share data)
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS MICRO COMPONENT TECHNOLOGY, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT AUDITORS
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX